     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                           UNION PLANTERS CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

           TENNESSEE                        6712                        62-0859007
(State or Other Jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)        Identification No.)

                          7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 383-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              E. JAMES HOUSE, JR.
                 SECRETARY AND MANAGER OF THE LEGAL DEPARTMENT
                           UNION PLANTERS CORPORATION
                          7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 383-6584
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                with copies to:

      FRANK M. CONNER III               W. R. COLLINS                  JOHN R. WYNN
         ALSTON & BIRD                  CHAIRMAN AND          LANIER FORD SHAVER & PAYNE P.C.
 601 PENNSYLVANIA AVENUE, N.W.     CHIEF EXECUTIVE OFFICER         200 WEST COURT SQUARE
   NORTH BUILDING, SUITE 250          BANCALABAMA, INC.                 SUITE 5000
    WASHINGTON, D.C. 20004           312 CLINTON AVENUE          HUNTSVILLE, ALABAMA 35801
        (202) 508-3303            HUNTSVILLE, ALABAMA 35801           (205) 535-1100
                                       (205) 533-5548

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the merger (the "Merger") described in this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
                                                                       PROPOSED
                                                       PROPOSED        MAXIMUM
                                      AMOUNT           MAXIMUM        AGGREGATE       AMOUNT OF
     TITLE OF SECURITIES               TO BE        OFFERING PRICE     OFFERING      REGISTRATION
      TO BE REGISTERED             REGISTERED(1)     PER SHARE(1)      PRICE(2)          FEE
- ---------------------------------------------------------------------------------------------------
Common Stock $5.00 par value
  per share (and associated
  Preferred Share Rights)....     490,354 shares   $14.77          $ 7,241,122     $2,497.00
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------

(1) This Registration Statement covers (i) the maximum number of shares of the common stock of the Registrant which is expected to be issued in connection with the Merger and (ii) the maximum number of shares of common stock of the Registrant reserved for issuance under the option plan of BancAlabama, Inc. ("BancAlabama"), the obligations under which will be assumed by the Registrant upon consummation of the Merger, but which may be issued prior to consummation of the Merger.
(2) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, on the book value of BancAlabama common stock as of March 31, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           UNION PLANTERS CORPORATION

    CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING
THE LOCATION IN THE PROXY STATEMENT/PROSPECTUS OF THE RESPONSES TO THE ITEMS OF
                               PART I OF FORM S-4

 ITEM                                                            CAPTION OR LOCATION IN PROXY
NUMBER                     CAPTION                                   STATEMENT/PROSPECTUS
- ------ -----------------------------------------------  -----------------------------------------------
   A.  INFORMATION ABOUT THE TRANSACTION
   1.  Forepart of Registration Statement and Outside
         Front Cover Page of Prospectus...............  Outside Front Cover of Proxy Statement; Facing
                                                          Page of Registration Statement; Cross-Reference
                                                          Sheet
   2.  Inside Front and Outside Back Cover of
         Prospectus...................................  Available Information; Documents Incorporated
                                                          by Reference; Table of Contents
   3.  Risk Factors, Ratio of Earnings to Fixed
         Charges and Other Information................  Summary; Comparative Market Prices and
                                                          Dividends; Equivalent and Pro Forma Comparative
                                                          Per Share Data
   4.  Terms of the Transaction.......................  Summary; Description of Transaction; Effect of
                                                          the Merger on Rights of Shareholders;
                                                          Description of UPC Capital Stock; Pro Forma
                                                          Condensed Consolidated Financial Information
   5.  Pro Forma Financial Information................  Documents Incorporated by Reference; Pro Forma
                                                          Condensed Consolidated Financial Information
   6.  Material Contacts with the Company
         Being Acquired...............................  Summary; Description of Transaction
   7.  Additional Information Required for Reoffering
         by Persons and Parties Deemed to be
         Underwriters.................................  Not Applicable
   8.  Interest of Named Experts and Counsel..........  Opinions
   9.  Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities..................................  Not Applicable (See Part II, Item 20)
   B.  INFORMATION ABOUT THE REGISTRANT
  10.  Information with Respect to S-3 Registrants....  Available Information; Documents Incorporated
                                                          by Reference; Summary; Business of UPC; Pro
                                                          Forma Condensed Consolidated Financial
                                                          Information
  11.  Incorporation of Certain Information by
         Reference....................................  Documents Incorporated by Reference
  12.  Information with Respect to S-2 or S-3
         Registrants..................................  Not Applicable
  13.  Incorporation of Certain Information by
         Reference....................................  Not Applicable
  14.  Information with Respect to Registrants Other
         Than S-2 or S-3 Registrants..................  Not Applicable
   C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED
  15.  Information with Respect to S-3 Companies......  Not Applicable
  16.  Information with Respect to S-2 or S-3
         Companies....................................  Available Information; Documents Incorporated
                                                          by Reference; Summary; Business of BancAlabama
  17.  Information with Respect to Companies Other
         Than S-2 or S-3 Companies....................  Not Applicable
   D.  VOTING AND MANAGEMENT INFORMATION
  18.  Information if Proxies, Consents, or
         Authorizations are to be Solicited...........  Documents Incorporated by Reference; Summary;
                                                          Special Meeting of BancAlabama Shareholders;
                                                          Description of Transaction; Description of
                                                          UPC Capital Stock
  19.  Information if Proxies, Consents, or
         Authorizations are not to be Solicited or in
         an Exchange Offer............................  Not Applicable

                                                                  August 8, 1996

To the Shareholders of
  BancAlabama, Inc.:

     You are cordially invited to attend a Special Meeting of the Shareholders (the "Special Meeting") of BancAlabama, Inc. ("BancAlabama") to be held at the main office of BancAlabama located at 312 Clinton Avenue, Huntsville, Alabama, at 2:00 P.M., local time, on September 12, 1996, notice of which is enclosed.

     At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Agreement") which provides for the merger (the "Merger") of BancAlabama with and into BNF Bancorp, Inc. ("BNF"), a wholly-owned subsidiary of Union Planters Corporation ("UPC"), with the effect that BNF shall be the surviving corporation resulting from the Merger. Upon consummation of the Merger, each share of BancAlabama common stock issued and outstanding (except for certain shares held by BancAlabama or UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted, and except for shares held by shareholders who perfect their statutory appraisal rights) will be exchanged for 0.5907 of a share of UPC common stock (subject to possible adjustment as described in the accompanying Proxy Statement/Prospectus), with cash being paid in lieu of issuing fractional shares.

     Enclosed are the (i) Notice of Special Meeting, (ii) Proxy Statement/Prospectus, (iii) Proxy for the Special Meeting, (iv) BancAlabama's Annual Report to Shareholders for the year ended December 31, 1995, and (v) BancAlabama's Quarterly Report on Form 10-Q for the three months ended March 31, 1996. The Proxy Statement/Prospectus describes in more detail the Agreement and the proposed Merger, including a description of the conditions to consummation of the Merger and the effects of the Merger on the rights of BancAlabama shareholders. Please read these materials carefully and consider thoughtfully the information set forth in them.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AGREEMENT AND CONSUMMATION OF THE MERGER CONTEMPLATED THEREBY, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AGREEMENT.

     It is important to understand that approval of the Agreement will require the affirmative vote of a majority of the votes entitled to be cast at the Special Meeting by the holders of the issued and outstanding shares of BancAlabama common stock. Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with UPC is a significant step for BancAlabama and your vote on this matter is of great importance.

     ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR APPROVAL OF THE AGREEMENT BY MARKING THE ENCLOSED PROXY CARD "FOR" ITEM ONE.

     We look forward to seeing you at the Special Meeting.

                                          Sincerely,

                                          W. R. Collins
                                          Chairman and Chief Executive Officer

                               BANCALABAMA, INC.
                               312 Clinton Avenue
                           Huntsville, Alabama 35801

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                 TO BE HELD AT 2:00 P.M. ON SEPTEMBER 12, 1996

     NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "Special Meeting") of BancAlabama, Inc. ("BancAlabama") will be held at 312 Clinton Avenue, Huntsville, Alabama, on September 12, 1996, at 2:00 P.M., local time, for the following purposes:

          1. Merger. To consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of April 26, 1996 (the "Agreement"), by and among BancAlabama, Union Planters Corporation, a Tennessee corporation ("UPC"), and BNF Bancorp, Inc., a Delaware corporation and a wholly-owned subsidiary of UPC ("BNF"), pursuant to which (i) BancAlabama will merge (the "Merger") with and into BNF, (ii) each share of the $1.00 par value common stock of BancAlabama ("BancAlabama Common Stock") issued and outstanding at the effective time of the Merger will be exchanged for
     0.5907 of a share of the $5.00 par value common stock of UPC, and the associated "Preferred Share Rights" (as hereinafter defined), subject to possible adjustment, and cash in lieu of any fractional share, and (iii) UPC will assume the obligations of BancAlabama under various stock plans and programs and adopt substitute plans where appropriate, all as more fully described in the accompanying Proxy Statement/Prospectus. A copy of the Agreement is set forth in Appendix A to the accompanying Proxy Statement/Prospectus and is hereby incorporated by reference herein.

          2. Other Business. To transact such other business as may come properly before the Special Meeting or any adjournments or postponements of the Special Meeting.

          Notice of Appraisal Rights. If Proposal 1 above is approved and the Merger contemplated thereby is consummated, each holder of shares of BancAlabama Common Stock would have the right to demand appraisal of such holder's shares of BancAlabama Common Stock and would be entitled to the rights and remedies of Section 262 of the Delaware General Corporation Law ("DGCL"). The right of any such shareholder to any such rights and remedies is contingent upon consummation of the Merger. In addition, the right of any such shareholder to such rights and remedies is contingent upon strict compliance with the requirements set forth in Section 262 of the DGCL, the full text of which is attached as Appendix B to the accompanying Proxy Statement/Prospectus. For a summary of the requirements of Section 262 of the DGCL, see "Description of Transaction -- Dissenters' Rights" in the accompanying Proxy Statement/Prospectus.

     Only shareholders of record at the close of business on July 31, 1996, will be entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Approval of the Agreement requires the affirmative vote of a majority of the votes entitled to be cast at the Special Meeting by holders of the issued and outstanding shares of BancAlabama Common Stock and not just a majority of the shares present.

     THE BOARD OF DIRECTORS OF BANCALABAMA UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          JEAN D. SNEAD
                                          Secretary

Huntsville, Alabama
August 8, 1996

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PAID RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING.

                                   PROSPECTUS

                         COMMON STOCK, $5.00 PAR VALUE

                                PROXY STATEMENT

                     FOR SPECIAL MEETING OF SHAREHOLDERS OF
                               BANCALABAMA, INC.

     This Prospectus of Union Planters Corporation, a bank holding company organized and existing under the laws of the State of Tennessee "UPC"), relates to up to 490,354 shares of common stock, $5.00 par value, of UPC (together with associated "Preferred Share Rights" (as defined herein), "UPC Common Stock"), including shares to be subject to assumed options and grants, which are issuable to the shareholders of BancAlabama, Inc., a bank holding company organized and existing under the laws of the State of Delaware ("BancAlabama"), upon consummation of the proposed merger (the "Merger") described herein by which BancAlabama will merge with and into BNF Bancorp, Inc. ("BNF"), a Delaware corporation and a wholly-owned subsidiary of UPC, pursuant to the terms of the Agreement and Plan of Merger, dated as of April 26, 1996 (the "Agreement"), by and among UPC, BancAlabama and BNF.

     At the effective time of the Merger (the "Effective Time"), except as described herein, each issued and outstanding share of common stock, par value $1.00 per share, of BancAlabama ("BancAlabama Common Stock") will be converted into and exchanged for 0.5907 of a share of UPC Common Stock, subject to certain possible adjustments described herein (the "Exchange Ratio").

        The Exchange Ratio is adjustable upward only if certain conditions are met concerning the quoted price of UPC Common Stock, and then only with the concurrence of both BancAlabama and UPC. The Board of Directors of BancAlabama would likely invoke the adjustment mechanism in the Agreement if the conditions permit, in which case UPC must determine whether to proceed with the Merger at a higher Exchange Ratio. In making this determination, the principal factors UPC will consider include the projected effect of the Merger on UPC's pro forma earnings and book value per share and whether UPC's assessment of BancAlabama's earning potential as part of UPC justifies the issuance of an increased number of UPC's shares. If UPC declines to adjust the Exchange Ratio, BancAlabama may elect to proceed without the adjustment. In making such determination, the principal factors the Board of Directors of BancAlabama would consider include, without limitation whether the Merger remains in the best interest of BancAlabama and its stockholders, despite a decline in UPC's stock price, and whether the consideration to be received by the holders of BancAlabama Common Stock remains fair from a financial point of view. In addition, in the event UPC should decline to adjust the Exchange Ratio and BancAlabama should determine to proceed without adjustment, UPC and BancAlabama intend to review the circumstances prevailing at the time and to determine whether to resolicit the BancAlabama shareholders at such time. See "Description of Transaction -- Possible Adjustment of Exchange Ratio."

     This Prospectus also serves as a Proxy Statement of BancAlabama, and is being furnished to the shareholders of BancAlabama in connection with the solicitation of proxies by the Board of Directors of BancAlabama for use at its special meeting of shareholders (including any adjournment or postponement thereof, the "Special Meeting"), to be held on September 12, 1996, to consider and vote upon the Agreement, the Merger and the other transactions contemplated therein. This Proxy Statement/Prospectus ("Proxy Statement") and related materials enclosed herewith are being mailed to shareholders of BancAlabama on or about August 8, 1996.

     Each holder of shares of BancAlabama Common Stock has the right to dissent from the Merger and to demand appraisal and payment of the fair value of such holder's shares of BancAlabama Common Stock if the Merger is approved and consummated. The right of any such shareholder to such rights and remedies is contingent upon strict compliance with the requirements set forth in Section 262 of the Delaware General Corporation Law ("DGCL"), the full text of which is attached as Appendix B hereto. A shareholder of BancAlabama who wishes to dissent from the Merger must not vote any shares of BancAlabama Common Stock in favor of the Merger. See "Description of Transaction -- Dissenters' Rights."
                             ---------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
           STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

      THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS,
         OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT
           INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
              ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.
                             ---------------------

             THE DATE OF THIS PROXY STATEMENT IS AUGUST 8, 1996.

                             AVAILABLE INFORMATION

     Both UPC and BancAlabama are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy and information statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy and information statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The shares of UPC Common Stock are listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "UPC", and reports, proxy and information statements, and other information concerning UPC also may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Proxy Statement constitutes part of the Registration Statement on Form S-4 of UPC (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about UPC and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.

     All information contained in this Proxy Statement or incorporated herein by reference with respect to UPC was supplied by UPC, and all information contained in this Proxy Statement or incorporated herein by reference with respect to BancAlabama was supplied by BancAlabama.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES BEING OFFERED PURSUANT TO THIS PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UPC OR BANCALABAMA OR THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SINCE THE DATE OF THIS PROXY STATEMENT.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by UPC pursuant to the Exchange Act are hereby incorporated by reference herein:

          (a) UPC's Annual Report on Form 10-K for the year ended December 31, 1995 (provided that any information included or incorporated by reference in response to Items 402(a)(8), (i), (k), or (1) of Regulation S-K of the SEC shall not be deemed to be incorporated herein and is not part of the Registration Statement);

          (b) UPC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

          (c) UPC's Current Reports on Form 8-K dated January 5, March 8, April 1, April 2, April 18, 1996, May 21, 1996; May 22, 1996 and July 18,
     1996;

          (d) The description of the current management and Board of Directors contained in the Proxy Statement pursuant to Section 14(a) of the Exchange Act for UPC's Annual Meeting of Shareholders held April 25, 1996.

          (e) UPC's Registration Statement on Form 8-A dated January 19, 1989, filed on February 1, 1989 (Commission File Number 0-6919), in connection with UPC's designation and authorization of its Series A Preferred Stock;

          (f) The description of the UPC Common Stock contained in UPC's Registration Statement under Section 12(b) of the Exchange Act and any amendment or report filed for the purpose of updating such description.

     The following documents previously filed with the SEC by BancAlabama pursuant to the Exchange Act are hereby incorporated by reference herein:

          (a) BancAlabama's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (provided that any information included or incorporated by reference in response to Items 402(a)(8), (i), (k) or (1) of Regulation S-K of the SEC shall not be deemed to be incorporated herein and is not a part of the Registration Statement);

          (b) BancAlabama's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and

          (c) BancAlabama's Current Report on Form 8-K dated May 7, 1996.

     All documents filed by UPC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement and prior to final adjournment of the Special Meeting together with this Proxy Statement shall be deemed to be incorporated by reference in this Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded. BancAlabama will provide each shareholder of BancAlabama a copy of BancAlabama's Annual Report to Shareholders for the year ended December 31, 1995 and a copy of BancAlabama's Quarterly Report on Form 10-Q for the three months ended March 31, 1996, together with this Proxy Statement.

     UPC will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Proxy Statement is delivered, a copy of any and all information (excluding certain exhibits) relating to UPC that has been incorporated by reference in the Registration Statement. Such requests should be directed to E. James House, Jr., Secretary and Manager of the Legal Department, Union Planters Corporation, 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018 (telephone (901) 383-6584). BancAlabama will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Proxy Statement is delivered, a copy of any and all information (excluding certain exhibits) relating to BancAlabama that has been incorporated by reference in the Registration Statement of which this Proxy Statement is a part. Such requests should be directed to Jean D. Snead, Vice President and Corporate Secretary, BancAlabama, Inc., 312 Clinton Avenue, Huntsville, Alabama 35801 (telephone (205) 533-5548). In order to ensure timely delivery of the documents, any request should be made by September 8, 1996.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
SUMMARY......................................................................................................    1
  The Parties................................................................................................    1
  Meeting of Shareholders....................................................................................    2
  The Merger.................................................................................................    2
  Comparative Market Prices of Common Stock..................................................................    6
  Equivalent and Pro Forma Per Share Data....................................................................    7
  Selected Financial Data....................................................................................    9
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.......................................................   13
SPECIAL MEETING OF BANCALABAMA SHAREHOLDERS..................................................................   19
  Date, Place, Time, and Purpose.............................................................................   19
  Record Dates, Voting Rights, Required Votes, and Revocability of Proxies...................................   19
  Solicitation of Proxies....................................................................................   19
  Recommendation.............................................................................................   20
DESCRIPTION OF TRANSACTION...................................................................................   21
  General....................................................................................................   21
  Possible Adjustment of Exchange Ratio......................................................................   21
  Effect of the Merger on Stock Options......................................................................   23
  Background of and Reasons for the Merger...................................................................   24
  Opinion of BancAlabama's Financial Advisor.................................................................   26
  Effective Time of the Merger...............................................................................   28
  Distribution of UPC Stock Certificates.....................................................................   28
  Conditions to Consummation of the Merger...................................................................   29
  Regulatory Approvals.......................................................................................   30
  Waiver, Amendment, and Termination.........................................................................   30
  Dissenters' Rights.........................................................................................   31
  Conduct of Business Pending the Merger.....................................................................   33
  Management and Operations After the Merger.................................................................   35
  Interests of Certain Persons in the Merger.................................................................   35
  Certain Federal Income Tax Consequences....................................................................   36
  Accounting Treatment.......................................................................................   38
  Expenses and Fees..........................................................................................   38
  Resales of UPC Common Stock................................................................................   38
  Option Agreement...........................................................................................   39
EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS...............................................................   41
  Anti-takeover Provisions Generally.........................................................................   41
  Authorized Capital Stock...................................................................................   42
  Amendment of Charter and Bylaws............................................................................   43
  Classified Board of Directors and Absence of Cumulative Voting.............................................   44
  Director Removal and Vacancies.............................................................................   44
  Limitations on Director Liability..........................................................................   45
  Indemnification............................................................................................   45
  Special Meeting of Shareholders............................................................................   46
  Actions by Shareholders Without a Meeting..................................................................   46
  Shareholder Nominations and Proposals......................................................................   47
  Business Combinations......................................................................................   47
  Dissenters' Rights of Appraisal............................................................................   50
  Shareholders' Rights to Examine Books and Records..........................................................   51
  Dividends..................................................................................................   51
COMPARATIVE MARKET PRICES AND DIVIDENDS......................................................................   51
BUSINESS OF BANCALABAMA......................................................................................   53
BUSINESS OF UPC..............................................................................................   54
  General....................................................................................................   54
  Recent Developments........................................................................................   55
CERTAIN REGULATORY CONSIDERATIONS............................................................................   58
  General....................................................................................................   58
  Payment of Dividends.......................................................................................   59
  Capital Adequacy...........................................................................................   60
  Support of Subsidiary Institutions.........................................................................   61
  Prompt Corrective Action...................................................................................   61
  FDIC Insurance Assessments.................................................................................   62
DESCRIPTION OF UPC CAPITAL STOCK.............................................................................   64
  UPC Common Stock...........................................................................................   64
  UPC Preferred Stock........................................................................................   65
OTHER MATTERS................................................................................................   65
SHAREHOLDER PROPOSALS........................................................................................   65
EXPERTS......................................................................................................   66
OPINIONS.....................................................................................................   66

APPENDICES:
Appendix A -- Agreement and Plan of Merger, dated as of April 26, 1996, by and among Union Planters Corporation, BancAlabama, Inc. and BNF Bancorp, Inc.
Appendix B -- Section 262 of the Delaware General Corporation Law Relating to
              Appraisal Rights
Appendix C -- Opinion of Alex Sheshunoff & Co.

                                    SUMMARY

     The following is a summary of certain information contained in this Proxy Statement and the documents incorporated herein by reference. This summary is not intended to be a complete description of the matters covered in this Proxy Statement and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement. Shareholders are urged to read carefully the entire Proxy Statement, including the Appendices. As used in this Proxy Statement, the terms "UPC" and "BancAlabama" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

     BancAlabama. BancAlabama, a Delaware corporation, is a bank holding company registered with the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Through its wholly-owned subsidiary, BankAlabama-Huntsville, BancAlabama operates five full service branches and three supermarket branch offices in the Huntsville, Alabama area and one supermarket branch office in nearby Madison, Alabama, and offers a broad range of banking and banking-related services. As of March 31, 1996, BancAlabama had total consolidated assets of approximately $99 million, total consolidated deposits of approximately $90 million, and total consolidated shareholders' equity of approximately $7 million. The principal executive offices of BancAlabama are located at 312 Clinton Avenue, Huntsville, Alabama 35801, and its telephone number at such address is (205) 533-5548. Additional information with respect to BancAlabama and its subsidiary is included in documents incorporated by reference in this Proxy Statement. See "Available Information," "Documents Incorporated by Reference," and "Business of BancAlabama."

     UPC. UPC, a Tennessee corporation, is a bank holding company registered with the Federal Reserve under the BHC Act and a savings and loan holding company registered with the Office of Thrift Supervision under the Home Owners Loan Act, as amended ("HOLA"). As of March 31, 1996, UPC had total consolidated assets of approximately $11.4 billion, total consolidated loans of approximately $7.1 billion, total consolidated deposits of approximately $9.5 billion, and total consolidated shareholders' equity of approximately $993 million.

     UPC conducts its business activities through its principal bank subsidiary, the $2.2 billion asset Union Planters National Bank, founded in 1869 and headquartered in Memphis, Tennessee, 33 other bank subsidiaries and two savings bank subsidiaries located in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky (collectively, the "UPC Banking Subsidiaries"). Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates, including traditional banking services, consumer, commercial and corporate lending, retail banking, and mortgage banking. UPC also is engaged in mortgage servicing, investment management and trust services, the issuance and servicing of credit and debit cards, and the origination, packaging, and securitization of the government-guaranteed portions of Small Business Administration loans.

     Through the UPC Banking Subsidiaries, UPC operates approximately 402 banking offices. UPC's assets are allocable by state to its banking offices (before consolidating adjustments) approximately as follows: $6.0 billion in Tennessee, $2.4 billion in Mississippi, $1.0 billion in Missouri, $915 million in Arkansas, $548 million in Louisiana, $249 million in Alabama and $110 million in Kentucky.

     Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed four acquisitions in 1992, 12 in 1993, 13 in 1994, and three in 1995, adding approximately $1.6 billion in total assets in 1992, $1.3 billion in 1993, $3.8 billion in 1994, and $1.3 billion in 1995. UPC has completed two acquisitions in 1996, adding approximately $122 million in assets. Prior to the date hereof, UPC has entered into definitive agreements to acquire five additional institutions with total assets of approximately $4.0 billion (collectively, the "Other Pending Acquisitions"). For additional information regardng the Other Pending Acquisitions, see "Pro Forma Condensed Consolidated Financial Information," and "Business of UPC -- Recent Developments." For a discussion of UPC's acquisition program and UPC management's philosophy on that subject, see Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1995, 1994, and 1993 (on pages 41 through 43) contained in UPC's Annual Report to Shareholders which is Exhibit 13 to UPC's Annual Report on Form 10-K for the year ended December 31, 1995, which
Exhibit 13 is incorporated by reference herein to the extent indicated herein.

     UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC capital stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of acquisitions which are currently pending, see "Business of UPC -- Recent Developments."

     BNF, a Delaware corporation, is a savings and loan holding company registered with the OTS under the HOLA. BNF is a wholly-owned subsidiary of UPC. As of March 31, 1996, BNF had total consolidated assets of approximately $250.0 million, total consolidated deposits of approximately $226.5 million, and total consolidated shareholders' equity of approximately $16.7 million.

     The principal executive offices of UPC are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number at such address is
(901) 383-6000. Additional information with respect to UPC and its subsidiaries is included in documents incorporated by reference in this Proxy Statement. See "Available Information," "Documents Incorporated by Reference," and "Business of UPC."

MEETING OF SHAREHOLDERS

     This Proxy Statement is being furnished to the holders of BancAlabama Common Stock in connection with the solicitation by the BancAlabama Board of Directors of proxies for use at the Special Meeting at which BancAlabama shareholders will be asked to vote upon (i) a proposal to approve the Agreement and (ii) such other business as may properly come before the meeting. The Special Meeting will be held at the main office of BancAlabama located at 312 Clinton Avenue, Huntsville, Alabama, at 2:00 P.M. local time, on September 12, 1996. See "Special Meeting of BancAlabama Shareholders -- Date, Place, Time, and Purpose."

     BancAlabama's Board of Directors has fixed the close of business on July 31, 1996, as the record date (the "BancAlabama Record Date") for determination of the shareholders entitled to notice of and to vote at the Special Meeting. Only holders of record of shares of BancAlabama Common Stock on the BancAlabama Record Date will be entitled to notice of and to vote at the Special Meeting. Each share of BancAlabama Common Stock is entitled to one vote. Shareholders who execute proxies retain the right to revoke them at any time prior to the proxies being voted at the Special Meeting. On the BancAlabama Record Date, there were 703,122 shares of BancAlabama Common Stock issued and outstanding. See "Special Meeting of BancAlabama Shareholders -- Record Dates, Voting Rights, Required Votes, and Revocability of Proxies."

     Approval of the Agreement and the Merger contemplated thereby requires the affirmative vote of a majority of the votes entitled to be cast at the Special Meeting by the holders of the issued and outstanding shares of BancAlabama Common Stock and not just a majority of the shares present. Directors and executive officers of BancAlabama and their affiliates are entitled to vote 32.5% of the outstanding shares of BancAlabama Common Stock. See "Special Meeting of Shareholders -- Record Dates, Voting Rights, Required Votes, and Revocability of Proxies."

THE MERGER

     General. The Agreement provides for the acquisition of BancAlabama by UPC pursuant to the merger of BancAlabama with and into BNF, a wholly-owned subsidiary of UPC. At the Effective Time, each share of BancAlabama Common Stock then issued and outstanding (excluding shares held by BancAlabama, UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted and excluding shares held by shareholders who perfect their statutory appraisal rights) will be converted into and exchanged for 0.5907 of a share of UPC Common Stock, subject to possible adjustment as described below (the "Exchange Ratio").

     In the event both of the following conditions are satisfied, (i) the "Average Closing Price" (defined in the Agreement as the average of the daily last sale prices of UPC Common Stock quoted on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as selected by UPC) for the ten consecutive full trading days on which such shares are traded on the NYSE ending at the close of trading on the later of the date of the Special Meeting and the date on which the last required consent of any regulatory authority required for the Merger shall be received (the "Determination Date")) is less than $24.245 and (ii) (1) the quotient obtained by dividing the Average Closing Price by $30.306 (the "UPC Ratio") is less than (2) the quotient obtained by dividing the weighted average of the closing prices (the "Index Price") of 16 bank holding companies designated in the Agreement (the "Index Group") on the Determination Date by the Index Price on April 26, 1996, less 15% (the "Index Ratio"), then BancAlabama will have the right to terminate the Agreement unless UPC elects to adjust the Exchange Ratio in the manner described under "Description of Transaction -- Possible Adjustment of Exchange Ratio." Under no circumstances would the Exchange Ratio be less than .5907 of a share of UPC Common Stock for each share of BancAlabama Common Stock. The possible upward adjustment of the Exchange Ratio depends on the factors mentioned above and is not subject to a contractual limit. See "Description of Transaction -- Possible Adjustment of Exchange Ratio."

     No fractional shares of UPC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any BancAlabama shareholder would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as selected by UPC) on the last trading day preceding the Effective Time. See "Description of Transaction -- General."

     The Agreement also contemplates that at the Effective Time, each award, option, or other right to purchase or acquire shares of BancAlabama Common Stock pursuant to stock options, stock appreciation rights, or stock awards ("BancAlabama Options") granted by BancAlabama under the BancAlabama Stock Plans, as that term is defined in the Agreement, which are outstanding at the Effective Time, whether or not exercisable, will be converted into and become rights with respect to UPC Common Stock on a basis adjusted to reflect the Exchange Ratio. See "Description of Transaction -- Effect of the Merger on Stock Options."

     As of the BancAlabama Record Date, BancAlabama had 703,122 shares of BancAlabama Common Stock issued and outstanding and 127,000 additional shares of BancAlabama Common Stock subject to BancAlabama Options. Taking into account the Exchange Ratio of 0.5907 of a share of UPC Common Stock for each share of BancAlabama Common Stock it is anticipated that upon consummation of the Merger, UPC would issue approximately 415,334 shares of UPC Common Stock, excluding shares subject to assumed options or grants. Accordingly, UPC would then have issued and outstanding approximately 46,535,647 shares of UPC Common Stock based on the number of shares of UPC Common Stock issued and outstanding on June 30, 1996.

     Reasons for the Merger, Recommendations of the Board of Directors of BancAlabama. The Board of Directors of BancAlabama believes that the Agreement and the Merger are in the best interests of BancAlabama and its shareholders. THE BANCALABAMA DIRECTORS UNANIMOUSLY RECOMMEND THAT BANCALABAMA SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT. EACH MEMBER OF THE BOARD OF DIRECTORS OF BANCALABAMA HAS AGREED TO VOTE THE SHARES OF BANCALABAMA COMMON STOCK OVER WHICH SUCH MEMBER HAS VOTING AUTHORITY (OTHER THAN IN A FIDUCIARY CAPACITY) IN FAVOR OF THE AGREEMENT. The Board of Directors of BancAlabama believes that the Merger will result in a company with expanded opportunities for profitable growth and that the combined resources and capital of BancAlabama and UPC will provide an enhanced ability to compete in the changing and competitive financial services industry. See "Description of Transaction -- Background of and Reasons for the Merger."

     In unanimously approving the Agreement, BancAlabama's directors considered, among other things, BancAlabama's and UPC's financial condition, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, legal advice concerning the proposed Merger, the views of Alex Sheshunoff & Co. ("Sheshunoff") as to the fairness of the Exchange Ratio, from a financial point of view, to the shareholders of BancAlabama, and in general the fairness of the terms of the Merger to BancAlabama shareholders. See "Description of Transaction -- Background of and Reasons for the Merger."

     Opinion of Financial Advisor. Sheshunoff has rendered an opinion to BancAlabama that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the Exchange Ratio is fair, from a financial point of view, to the shareholders of BancAlabama. The opinion of Sheshunoff dated as of April 26, 1996 is attached as Appendix C to this Proxy Statement. BancAlabama shareholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "Description of Transaction -- Opinion of BancAlabama's Financial Advisor."

     Effective Time. Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Certificate of Merger becomes effective with the Delaware Secretary of State. Unless otherwise agreed upon by BancAlabama and UPC, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Time to occur on such date as may be designated by UPC within 20 days following the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last consent of any regulatory authority required for the Merger and (ii) the date on which the shareholders of BancAlabama approve the matters relating to the Agreement required to be approved by such shareholders by applicable law. See "Description of Transaction -- Effective Time of the Merger," "-- Conditions to Consummation of the Merger," and "-- Waiver, Amendment, and Termination."

     NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY SHAREHOLDER AND REGULATORY APPROVALS CAN BE OBTAINED OR THAT THE OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. BANCALABAMA AND UPC ANTICIPATE THAT ALL CONDITIONS TO THE CONSUMMATION OF THE MERGER WILL BE SATISFIED SO THAT THE MERGER CAN BE CONSUMMATED DURING THE FOURTH QUARTER OF 1996. HOWEVER, DELAYS IN THE CONSUMMATION OF THE MERGER COULD OCCUR.

     Exchange of Stock Certificates. Promptly after the Effective Time, UPC will cause Union Planters National Bank, Memphis, Tennessee, acting in its capacity as exchange agent for UPC (the "Exchange Agent"), to mail to each holder of record of a certificate or certificates (collectively, the "Certificates") which, immediately prior to the Effective Time, represented outstanding shares of BancAlabama Common Stock, a letter of transmittal and instructions for use in effecting the surrender and cancellation of the Certificates in exchange for certificates representing shares of UPC Common Stock. Cash will be paid to the holders of BancAlabama Common Stock in lieu of the issuance of any fractional shares of UPC Common Stock. In no event will the holder of any surrendered Certificate(s) be entitled to receive interest on any cash to be issued to such holder, and in no event will BancAlabama, UPC, or the Exchange Agent be liable to any holder of BancAlabama Common Stock for any UPC Common Stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

     Regulatory Approvals and Other Conditions. The Merger is subject to the prior approval of the Federal Reserve and the Superintendent of Banks of the State of Alabama. Applications have been filed with these regulatory authorities for the requisite approvals. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE TIMING OF ANY SUCH APPROVALS. THERE ALSO CAN BE NO ASSURANCE THAT ANY SUCH APPROVALS WILL NOT IMPOSE CONDITIONS THAT ARE DEEMED MATERIALLY BURDENSOME BY UPC (AS DEFINED IN THE AGREEMENT).

     Consummation of the Merger is subject to various other conditions, including receipt of the required approval of BancAlabama shareholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, receipt of a letter from the independent accountants of UPC that the Merger will qualify for pooling-of-interests accounting treatment, and certain other conditions. In particular, the Merger is subject to a condition that, on the last business day prior to the Effective Time: (i) the total consolidated assets of BancAlabama must not be less than $95 million, and (ii) the shareholders' equity of BancAlabama must be no less than $7,241,211. See "Description of Transaction -- Regulatory Approvals" and "-- Conditions to Consummation of the Merger."

     Waiver, Amendment, and Termination. The Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by mutual action of the Boards of Directors of BancAlabama and UPC, or by the action of the Board of Directors of either company under certain circumstances, including if (i) the Merger is not consummated by March 1, 1997, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate or (ii) in certain circumstances, adjustments are not made to the Exchange Ratio. If for any reason the Merger is not consummated, BancAlabama will continue to operate as a bank holding company under its present management. To the extent permitted by law, the Agreement may be amended upon the written agreement of UPC and BancAlabama without the approval of shareholders; provided, however, that the provisions of the Agreement relating to the manner or basis in which shares of UPC Common Stock will be exchanged for BancAlabama Common Stock may not be amended in any material respect after the Special Meeting without the requisite approval of the holders of the issued and outstanding shares of BancAlabama Common Stock entitled to vote thereon. See "Description of Transaction -- Possible Adjustment of Exchange Ratio" and "-- Waiver, Amendment, and Termination."

     Dissenters' Rights. Pursuant to DGCL Section 262, the holders of BancAlabama Common Stock have dissenters' rights with respect to the Merger. Any BancAlabama shareholder who does not vote in favor of the proposal to approve the Agreement and the Merger contemplated thereby and who complies with certain requirements of the applicable provisions of the DGCL may have the right to an appraisal and payment for such person's shares of BancAlabama Common Stock.

     TO PERFECT DISSENTERS' RIGHTS OF APPRAISAL, A HOLDER OF BANCALABAMA COMMON STOCK MUST STRICTLY COMPLY WITH THE APPLICABLE STATUTORY PROVISIONS, A COPY OF WHICH PROVISIONS IS ATTACHED TO THIS PROXY STATEMENT AS APPENDIX B. ANY HOLDER OF BANCALABAMA COMMON STOCK WHO RETURNS A SIGNED PROXY BUT WHO FAILS TO PROVIDE VOTING INSTRUCTIONS WITH RESPECT TO THE PROPOSAL TO APPROVE THE AGREEMENT AND THE MERGER CONTEMPLATED THEREBY WILL BE DEEMED TO HAVE VOTED IN FAVOR OF SUCH PROPOSAL AND WILL NOT BE ENTITLED TO ASSERT DISSENTERS' RIGHTS OF APPRAISAL. See "Description of Transaction -- Dissenters' Rights."

     Interests of Certain Persons in the Merger. Certain members of BancAlabama's management and Board of Directors have interests in the Merger in addition to their interests as shareholders of BancAlabama generally. Those interests relate to, among other things, change in control agreements, employment agreements with UPC, and provisions in the Agreement regarding indemnification and eligibility for certain UPC employee benefits. See "Description of Transaction -- Interests of Certain Persons in the Merger."

     Certain Federal Income Tax Consequences of the Merger. It is intended that the Merger will be treated as a reorganization within the meaning of Section
368 of the Internal Revenue Code of 1986, as amended (the "Code"). Consummation of the Merger is conditioned upon receipt by BancAlabama and UPC of an opinion of Alston & Bird substantially to this effect. Accordingly, no gain or loss will be recognized by a BancAlabama shareholder upon the exchange of such shareholder's shares of BancAlabama Common Stock soley for shares of UPC Common Stock. Subject to the provisions and limitations of Section 302(a) of the Code, gain or loss will be recognized with respect to cash received in lieu of fractional shares. Gain recognition, if any, will not be in excess of the amount of cash received. TAX CONSEQUENCES OF THE MERGER FOR INDIVIDUAL
TAXPAYERS CAN VARY, HOWEVER, AND ALL BANCALABAMA SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS. For a further discussion of the federal income tax consequences of the Merger, see "Description of Transaction -- Certain Federal Income Tax Consequences."

     Accounting Treatment. It is intended that the Merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. See "Description of Transaction -- Accounting Treatment."

     Certain Differences in Shareholders' Rights. At the Effective Time, BancAlabama shareholders, whose rights are governed by BancAlabama's Certificate of Incorporation, as amended, and Bylaws and by the DGCL, will automatically become UPC shareholders, and their rights as UPC shareholders will be determined by UPC's Restated Charter and Bylaws and by the Tennessee Business Corporation Act (the "TBCA"). The rights of UPC shareholders differ from the rights of BancAlabama shareholders in certain important respects, some of which constitute additional anti-takeover provisions provided for in UPC's governing documents. See "Effect of the Merger on Rights of Shareholders."

     Option Agreement. BancAlabama, as issuer, and UPC, as grantee, entered into a stock option agreement (the "Option Agreement") pursuant to which BancAlabama granted UPC an option to purchase, under certain circumstances and subject to certain possible adjustments and limitations, up to 139,921 shares of BancAlabama Common Stock at a price of $10.29 per share. Notwithstanding the foregoing, under the terms of the Option Agreement, UPC will be precluded from purchasing in excess of that number of shares of BancAlabama Common stock which has a "spread value" (defined generally as the difference between the value of BancAlabama Common Stock and the per share exercise price of the option multiplied by the number of shares to be purchased) that exceeds $550,000. The Option Agreement is exercisable upon the occurrence of certain events that create the potential for another party to acquire control of BancAlabama. To the knowledge of BancAlabama, no such event which would permit exercise of the Option Agreement has occurred as of the date of this Proxy Statement. The Option Agreement was granted by BancAlabama as a condition of and in consideration for UPC's entering into the Agreement and is intended to increase the likelihood that the Merger will be effected by making it more difficult and more expensive for a third party to acquire control of BancAlabama. See "Description of Transaction -- Option Agreement."

     Conduct of Business Pending the Merger. Each Party has agreed in the Agreement to, among other things, operate its business only in the ordinary course and to take no action that would adversely affect its ability to perform its covenants and agreements under the Agreement. In addition, BancAlabama has agreed not to take certain actions relating to the operation of BancAlabama pending consummation of the Merger without the prior written consent of UPC, except as otherwise permitted by the Agreement, including, among other things:
(i) becoming responsible for any obligation for borrowed money in excess of an aggregate of $100,000, except in the ordinary course of business in accordance with past practices; (ii) paying any dividends, exchanging any shares of its capital stock, or, subject to certain exceptions, issuing any additional shares of its capital stock or giving any person the right to acquire any such shares;
(iii) acquiring control over any other entity; (iv) subject to certain exceptions, granting any increase in compensation or benefits, or paying any bonus, to any of its directors, officers, or employees; or (v) modifying or adopting any employee benefit plans, including any employment contract. See "Description of Transaction -- Conduct of Business Pending the Merger."

COMPARATIVE MARKET PRICES OF COMMON STOCK

     Shares of UPC Common Stock are traded on the NYSE under the symbol "UPC." There is no established public market in which shares of BancAlabama Common Stock are regularly traded. Rather, buyers and sellers of BancAlabama Common Stock are matched by a national brokerage firm, or by BancAlabama, as an accommodation. The following table sets forth the reported closing price per share for UPC Common Stock, the last bid quotation for BancAlabama Common Stock and the equivalent per share prices (as explained below) for BancAlabama Common Stock on April 26, 1996, the last full business day preceding the public announcement of the execution of the Agreement, and on August 1, 1996, the latest practicable date prior to the mailing of this Proxy Statement.

                                                                                      BANCALABAMA
                                                                                       EQUIVALENT
                                                        BANCALABAMA        UPC            PER
              MARKET PRICE PER SHARE AT:                COMMON STOCK   COMMON STOCK   SHARE PRICE
- ------------------------------------------------------  ------------   ------------   ------------
April 26, 1996........................................     $14.00        $ 30.125        $17.79
August 1, 1996........................................
                                                        ------------   ------------   ------------

        The "BancAlabama Equivalent Per Share Price" of a share of BancAlabama Common Stock at each specified date represents the closing sale price of a share of UPC Common Stock on such date multiplied by the Exchange Ratio of
0.5907. See "Comparative Market Prices and Dividends."

     There can be no assurance as to what the market price of the UPC Common Stock will be if and when the Merger is consummated.

EQUIVALENT AND PRO FORMA PER SHARE DATA

        The following table sets forth certain comparative per share data relating to earnings before extraordinary items and accounting changes, cash
dividends,   and book value on (i) an historical basis for UPC and BancAlabama;
(ii) a pro forma combined basis per share of UPC Common Stock, giving effect to the Merger all Recently Completed Acquisitions (as defined under "Business of UPC -- Recent Developments"), and the Other Pending Acquisitions, except the acquisition of Financial Bancshares, Inc. ("FBI Acquisition") in St. Louis, Missouri (see "BUSINESS OF UPC - Recent Developments - Pending Acquisitions,") and (iii) an equivalent pro forma basis per share of BancAlabama Common Stock, giving effect to the Merger, all Recently Completed Acquisitions and the Other Pending Acquisitions, except the FBI Acquisition. The UPC pro forma combined information and the BancAlabama equivalent pro forma information give effect to the Merger, all Recently Completed Acquisitions and the Other Pending Acquisitions, except for the FBI Acquisition, and reflect the Exchange Ratio of
0.5907 of a share of UPC Common Stock for each share of BancAlabama Common Stock. The Merger is accounted, for as a pooling of interests and all Recently Completed Acqusitions and the Other Pending Acquisitions are accounted for as described under "Business of UPC -- Recent Developments." See "Description of Transaction -- Accounting Treatment." The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger, the Recently Completed Acquisitions or the Other Pending Acquisitions been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of UPC and BancAlabama, including the respective notes thereto. See "Documents Incorporated by Reference," "-- Selected Financial Data," and "Business of
UPC -- Recent Developments."

                           UNION PLANTERS CORPORATION
              HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA


                                                          Three Months
                                                              Ended            Year Ended December 31, (1)
                                                            March 31,       ---------------------------------
                                                               1996           1995         1994         1993
                                                           ------------     ---------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEMS
  AND ACCOUNTING CHANGES

  UPC
    Primary                                                     $0.82        $2.82        $1.28        $2.24
    Fully diluted                                                0.78         2.70         1.28         2.18

  BANCALABAMA                                                    0.30         0.87         0.66         0.45

  UPC pro forma (all Recently Completed and
    Other Pending Acquisitions and BancAlabama) (2)
    Primary                                                      0.79         2.65         1.52         2.17
    Fully diluted                                                0.76         2.57         1.52         2.11

  BancAlabama equivalent pro forma (all Recently Completed
    and Other Pending Acquisitions and BancAlabama) (1)
    Primary                                                      0.47         1.57         0.90         1.28
    Fully diluted                                                0.45         1.52         0.90         1.25

CASH DIVIDENDS PER SHARE

  UPC                                                            0.27         0.98         0.88         0.72

  BancAlabama                                                       -            -            -            -

  BancAlabama equivalent pro forma (1)                           0.16         0.58         0.52         0.43

                                                                        Three Months
                                                                           Ended
                                                                          March 31,    December 31,
                                                                            1996           1995
                                                                        ------------   ------------
BOOK VALUE PER COMMON SHARE

  UPC                                                                       $19.76       $19.24

  BancAlabama                                                                10.30        10.27

  UPC pro forma (all Recently Completed and Other
    Pending Acquisitions and BancAlabama)                                    19.32        18.63

  BancAlabama pro forma equivalent (all Recently Completed
    and Other Pending Acquisitions and BancAlabama) (1)                      11.41        11.00

__________________________

(1) The equivalent pro forma per share data for BancAlabama are computed by multiplying UPC's pro forma information by .5907, the Exchange Ratio.
(2) See also, "BUSINESS OF UPC--Recent Developments."

SELECTED FINANCIAL DATA

     The following tables present for UPC, selected consolidated financial data for the five-year period ended December 31, 1995 and for the three-month period ended March 31, 1996, and for BancAlabama, selected consolidated financial data for the five-year period ended December 31, 1995 and for the three-month periods ended March 31, 1996 and 1995. The information for UPC has been derived from the consolidated financial statements of UPC, including the audited consolidated financial statements of UPC incorporated in this Proxy Statement by reference to UPC's 1995 Annual Report on Form 10-K for the year ended December 31, 1995 and
UPC's   Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and should be read in conjunction therewith and with the notes thereto. See "Documents Incorporated By Reference." The information for BancAlabama has been derived from the consolidated financial statements of BancAlabama incorporated in this Proxy Statement by reference to BancAlabama's Annual Report on Form 10-K for the year ended December 31, 1995 and BancAlabama's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and should be read in conjunction therewith and with the notes thereto. See "Documents Incorporated by Reference." Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of both the management of UPC and BancAlabama, all adjustments, consisting only of normal recurring adjustments necessary to arrive at a fair statement of interim results of operations of UPC and BancAlabama, have been included.

                   UPC SELECTED CONSOLIDATED FINANCIAL DATA



                                                                      Three Months Ended
                                                                         March 31, (1)             Years Ended December 31,
                                                                   ----------------------   --------------------------------------
                                                                     1996          1995              1995              1994
                                                                   --------      --------          ---------         --------
                                                                            (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
  Net interest income                                              $115,473      $108,839          $447,431          $423,114
  Provision for losses on loans                                       7,981         2,222            22,231             4,894
  Investment securities gains (losses)                                   60           (21)              476           (20,298)
  Other noninterest income                                           40,137        36,100           157,176           121,103
  Noninterest expense                                                89,152        90,665           382,164           427,697
                                                                   --------      --------          --------          --------
  Earnings before income taxes, extraordinary item,
    and accounting changes                                           58,537        52,031           200,688            91,328
  Applicable income taxes                                            19,393        16,374            65,286            25,467
                                                                   --------      --------          --------          --------
  Earnings before extraordinary item and accounting changes          39,144        35,657           135,402            65,861
  Extraordinary item - defeasance of debt, net of taxes                   -             -                 -                 -
  Accounting changes, net of taxes                                        -             -                 -                 -
                                                                   --------      --------          --------          --------
  Net earnings                                                     $ 39,144      $ 35,657          $135,402          $ 65,861
                                                                   ========      ========          ========          ========
PER COMMON SHARE DATA
  Primary
    Earnings before extraordinary item and accounting changes      $   0.82      $   0.75          $   2.82          $   1.28
    Extraordinary item - defeasance of debt, net of taxes                 -             -                 -                 -
    Accounting changes, net of taxes                                      -             -                 -                 -
    Net earnings                                                       0.82          0.75              2.82              1.28
  Fully diluted
    Earnings before extraordinary item and accounting changes          0.78          0.72              2.70              1.28
    Extraordinary item - defeasance of debt, net of taxes                 -             -                 -                 -
    Accounting changes, net of taxes                                      -             -                 -                 -
    Net earnings                                                       0.78          0.72              2.70              1.28
  Cash dividends                                                       0.27          0.23              0.98              0.88
  Book value                                                          19.76         17.13             19.24             16.08





                                                                            Years Ended December 31,
                                                                      -----------------------------------
                                                                        1993         1992          1991
                                                                      --------     --------     ---------
                                                                (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
  Net interest income                                              $375,033      $305,211          $256,537
  Provision for losses on loans                                      17,950        29,071            35,960
  Investment securities gains (losses)                                4,506        14,019             2,633
  Other noninterest income                                          123,056       103,506            95,415
  Noninterest expense                                               346,450       297,665           255,906
                                                                   --------      --------          --------
  Earnings before income taxes, extraordinary item,
    and accounting changes                                          138,195        96,000            62,719
  Applicable income taxes                                            41,168        27,048            14,443
                                                                   --------      --------          --------
  Earnings before extraordinary item and accounting changes          97,027        68,952            48,276
  Extraordinary item - defeasance of debt, net of taxes              (3,206)            -                 -
  Accounting changes, net of taxes                                    5,782             -                 -
                                                                   --------      --------          --------
  Net earnings                                                     $ 99,603      $ 68,952          $ 48,276
                                                                   ========      ========          ========
PER COMMON SHARE DATA
  Primary
    Earnings before extraordinary item and accounting changes      $   2.24      $   1.75          $   1.35
    Extraordinary item - defeasance of debt, net of taxes             (0.08)            -                 -
    Accounting changes, net of taxes                                   0.15             -                 -
    Net earnings                                                       2.31          1.75              1.35
  Fully diluted
    Earnings before extraordinary item and accounting changes          2.18          1.73              1.35
    Extraordinary item - defeasance of debt, net of taxes             (0.07)            -                 -
    Accounting changes, net of taxes                                   0.13             -                 -
    Net earnings                                                       2.24          1.73              1.35
  Cash dividends                                                       0.72          0.60              0.48
  Book value                                                          16.25         14.08             12.88


(continued on following page)

                   UPC SELECTED CONSOLIDATED FINANCIAL DATA
                                  (continued)

                                                                     Three Months Ended
                                                                       March 31, (1)                 Years Ended December 31,
                                                                --------------------------  ---------------------------------
                                                                    1996          1995          1995          1994
                                                                -----------   ------------  -----------   -----------
                                                                    (Dollars in thousands, except per share data)
BALANCE SHEET DATA (AT PERIOD END)
  Total assets                                                  $11,368,682   $10,784,332   $11,277,116   $10,985,020
  Loans, net of unearned income                                   7,091,737     6,797,363     7,069,853     6,721,597
  Allowance for losses on loans                                     136,277       135,410       133,487       133,966
  Investment securities                                           2,951,092     2,836,777     2,774,890     3,084,110
  Deposits                                                        9,522,876     9,133,076     9,447,736     9,253,165
  Short-term borrowings                                             236,220       222,415       241,023       455,010
  Long-term debt (3)
    Parent company                                                  214,761       114,803       214,758       114,790
    Subsidiary banks                                                257,705       321,074       270,500       241,218
  Total shareholders' equity                                        992,865       860,488       966,331       805,147
Average assets                                                   11,275,752    10,853,933    10,954,895    10,948,979
Average shareholders' equity                                        956,499       850,666       899,615       850,934
Average shares outstanding (in thousands)
       Primary                                                       45,752        44,515        45,008        43,741
       Fully diluted                                                 50,463        48,995        49,618        44,083
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets                                             1.40 %        1.33 %        1.24 %        0.60 %
  Return on average common equity                                     17.35         18.16         15.92          7.61
  Net interest income (taxable-equivalent) to
    average earning assets (2)                                         4.61          4.57          4.59          4.36
  Loans/deposits                                                      74.47         74.43         74.83         72.64
  Common and preferred dividend payout ratio                          36.07         30.44         37.55         62.50
  Equity/assets (period end)                                           8.73          7.98          8.57          7.33
  Average shareholders' equity/average total assets                    8.48          7.84          8.21          7.77
  Leverage ratio (4)                                                   8.22          7.61          8.09          7.15
  Tier 1 capital to risk-weighted assets (4)                          12.89         12.46         12.64         11.88
  Total capital to risk-weighted assets (4)                           16.58         14.84         16.35         14.27
ASSET QUALITY RATIOS
  Allowance/period end loans                                           1.92          1.99          1.89          1.99
  Nonperforming loans/total loans (5)                                  0.50          0.38          0.48          0.32
  Allowance/nonperforming loans (5)                                     387           521           391           614
  Nonperforming assets/loans and foreclosed properties (6)             0.59          0.48          0.59          0.43
  Provision/average loans                                              0.45          0.13          0.32          0.08
  Net charge-offs/average loans                                        0.33          0.08          0.36          0.09




                                                                       Years Ended December 31,
                                                                -------------------------------------
                                                                    1993         1992         1991
                                                                -----------   ----------   ----------
                                                                (Dollars in thousands, except per share data)
BALANCE SHEET DATA (AT PERIOD END)
  Total assets                                                   $9,919,944   $8,331,073   $6,566,973
  Loans, net of unearned income                                   5,293,850    4,193,149    3,613,945
  Allowance for losses on loans                                     125,499      100,282       74,739
  Investment securities                                           3,431,081    2,935,665    1,864,871
  Deposits                                                        8,445,760    7,171,191    5,698,062
  Short-term borrowings                                             300,414      343,452      244,513
  Long-term debt (3)
    Parent company                                                  114,729       74,292       38,163
    Subsidiary banks                                                212,149       38,463       18,790
  Total shareholders' equity                                        751,844      595,106      475,128
Average assets                                                    9,706,356    7,586,827    6,555,009
Average shareholders' equity                                        707,788      551,650      442,756
Average shares outstanding (in thousands)
       Primary                                                       38,914       35,463       34,569
       Fully diluted                                                 43,144       38,307       34,922
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets                                             1.03 %       0.91 %       0.74 %
  Return on average common equity                                     15.10        13.11        10.95
  Net interest income (taxable-equivalent) to
    average earning assets (2)                                         4.40         4.57         4.48
  Loans/deposits                                                      62.68        58.47        63.42
  Common and preferred dividend payout ratio                          32.64        36.12        34.51
  Equity/assets (period end)                                           7.58         7.14         7.24
  Average shareholders' equity/average total assets                    7.29         7.27         6.75
  Leverage ratio (4)                                                   7.21         7.07         7.06
  Tier 1 capital to risk-weighted assets (4)                          13.10        12.85        11.66
  Total capital to risk-weighted assets (4)                           15.74        14.83        13.80
ASSET QUALITY RATIOS
  Allowance/period end loans                                           2.37         2.39         2.07
  Nonperforming loans/total loans (5)                                  0.58         1.22         1.01
  Allowance/nonperforming loans (5)                                     411          196          205
  Nonperforming assets/loans and foreclosed properties (6)             0.78         1.58         1.60
  Provision/average loans                                              0.35         0.72         0.95
  Net charge-offs/average loans                                        0.28         0.55         0.92
___________________________________________


  (1) Interim period ratios have been annualized where applicable.
  (2) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.
  (3) Long-term debt includes subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year. Subsidiary banks' long-term debt is primarily Federal Home Loan Bank ("FHLB") advances.
  (4) The risk-based capital ratios are based upon capital guidelines prescribed by Federal bank regulatory authorities. Under those guidelines, the required minimum Tier 1 and total capital to risk-weighted assets ratios are 4% and 8%, respectively. The required minimum leverage ratio of Tier 1 capital to total adjusted assets is 3% to 5% (5% for bank holding companies effecting acquisitions).
  (5) Nonperforming loans include loans on nonaccrual status and restructured loans.
  (6) Nonperforming assets include nonperforming loans and foreclosed properties.

              BANCALABAMA SELECTED CONSOLIDATED FINANCIAL DATA

                                                 Three Months Ended
                                                    March 31, (1)                        Years Ended December 31,
                                                 ------------------    ----------------------------------------------------------
                                                   1996      1995          1995        1994        1993        1992        1991
                                                   ----      ----          ----        ----        ----        ----        ----
                                                             (Dollars in thousands, except per share amounts)
INCOME STATEMENT DATA
  Net interest income                           $ 1,132   $   876       $ 3,945     $ 3,161     $ 2,755     $ 2,654     $ 1,832
  Provision for loan losses                          59        90           377         165         547       1,094         724
  Investment securities gains (losses)                2       (11)            5           7         267         171          58
  Other noninterest income                          234       263           952         910         854         661         584
  Noninterest expense                               978       924         3,603       3,537       3,252       3,102       2,140
                                                -------   -------       -------     -------     -------     -------     -------
  Earnings (loss) before income taxes               331       114           922         376          77        (710)       (390)
  Provision (benefit) for income taxes              118        52           383         (28)       (175)          7         (43)
                                                -------   -------       -------     -------     -------     -------     -------
  Net income (loss)                             $   213   $    62       $   539     $   404     $   252       ($717)     ($ 347)
                                                =======   =======       =======     =======     =======     =======     =======
PER COMMON SHARE DATA
  Net income (loss) (2)                         $  0.30   $  0.10       $  0.87     $  0.66     $  0.45      ($1.32)     ($0.66)
  Book value at end of period (3)                 10.30      8.57         10.27        8.13        8.58        7.93        9.22
BALANCE SHEET DATA (AT PERIOD END)
  Total assets                                  $98,564   $71,648       $97,947     $65,311     $59,050     $64,236     $68,397
  Loans, net of unearned income                  63,329    47,475        60,496      47,280      38,465      37,900      38,569
  Allowance for losses on loans                     618       578           594         505         596         563         573
  Investment securities                          22,525    11,206        21,233       8,410      12,722      17,562      13,600
  Deposits                                       89,766    65,135        89,202      56,146      51,402      58,594      62,148
  Short-term borrowings                             834         -           857           -           -           -           -
  Long-term debt                                      -       914             -         932       1,014       1,092       1,162
  Total shareholders' equity                      7,241     5,252         7,119       4,985       5,259       4,307       4,844
  Average assets (4)                             96,749    68,477        80,025      61,290      62,120      67,550      55,451
  Average shareholders' equity (4)                7,196     5,169         5,788       4,982       4,441       4,964       5,006
  Average shares outstanding
    (in thousands)                                  702       613           617         613         560         542         525
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets (4)                     0.88%     0.37%         0.67%       0.66%       0.41%      (1.06)%     (0.63)%
  Return on average common equity (4)             11.87      4.86          9.31        8.11        5.67      (14.44)      (6.93)
  Net interest income to average earning
    assets (4)                                     5.28      5.91          5.56        5.92        5.15        4.56        3.88
  Loan to deposits                                70.55     72.89         67.82       84.21       74.83       64.68       62.06
  Shareholders' equity to total assets
    (period end)                                   7.35      7.33          7.27        7.63        8.91        6.70        7.08
  Average shareholders' equity to
    average total assets (4)                       7.44      7.55          7.23        8.13        7.15        7.35        9.03
  Leverage ratio (5)                               7.22      7.96          7.29        8.32        8.31        6.11        7.29
  Tier 1 capital to risk-weighted assets (5)       9.45     10.06          9.65       10.06       11.86        9.59       10.44
  Total capital to risk-weighted assets (5)       10.30     11.15         10.51       11.02       13.11       10.79       11.69
ASSET QUALITY RATIOS
  Allowance to loans (period end)                  0.98      1.22          0.98        1.07        1.55        1.49        1.49
  Nonperforming loans to total loans (6)           0.37      0.76          0.95        0.98        1.86        2.11        4.40
  Allowance to nonperforming loans (6)              264       160           104         109          83          70          34
  Nonperforming assets to loans and
    foreclosed properties (7)                      1.22      1.17          1.26        1.15        2.08        2.69        5.30
  Provision for loan losses to average             0.39      0.77          0.71        0.39        1.45        2.69        2.09
    loans
  Net charge-offs to average loans                 0.23      0.23          0.54        0.60        1.37        2.72        1.37

- ------------------------------------
(1)  Interim period ratios are annualized where applicable.
(2) Per common share net income (loss) computed on primary basis as exercise price of options exceeds book value of common stock and the exercise of options would have no dilutive effect upon calculation.
(3) Based upon the number of shares outstanding at the end of the period. Includes unrealized gain (loss) on securities available-for-sale totalling ($164), $37, and ($677) at March 31, 1996, December 31, 1995, and 1994,
     respectively.
(4) For 1993 through 1996, average balances are computed from daily balances, except for the holding company, where average balances are based on month-end balances. For 1991 and 1992, averages are based on month-end balances.
(5) The risk-based capital ratios are based upon capital guidelines prescribed by bank regulatory authorities. Under those guidelines, the required minimum Tier 1 and Total capital to risk-weighted asset ratios are 4% and 8%, respectively. The required minimum leverage ratio of Tier 1 capital to total adjusted assets is 4%.
(6) Nonperforming loans include loans on nonaccrual status and restructured loans.
(7)  Nonperforming assets include nonperforming loans and foreclosed properties.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following tables contain unaudited pro forma condensed consolidated financial statements including a balance sheet at March 31, 1996 and statements of earnings for the three months ended March 31, 1996 and for the years ended December 31, 1995, 1994, and 1993. These statements present on a pro forma basis historical results for (i) UPC for all periods, (ii) UPC and Leader Financial Corporation, ("Leader") Memphis, Tennessee, a savings and loan holding company, and its subsidiary, Leader Federal Bank for Savings, with total assets of $3,178 million, for all periods, and (iii) UPC, BancAlabama, and the Other Pending Acquisitions, except for the FBI Acquisition, as of March 31, 1996 and for the three months ended March 31, 1996 and for the twelve months ended December 31, 1995 (see "Business of UPC--Recent Developments--Pending Acquisitions").

     The unaudited pro forma condensed consolidated financial statements also reflect UPC's Recently Completed Acquisitions (as defined in "Business of UPC
- -- Recent Developments"): (i) First Bancshares of Eastern Arkansas, Inc. and its subsidiary, First National Bank of West Memphis, Arkansas, with total assets of $60 million and (ii) First Bancshares of N.E. Arkansas, Inc. and its subsidiary, First National Bank of Osceola, Arkansas, with total assets of $62 million. Both acquisitions were accounted for using the purchase method of accounting. Additionally, these statements reflect the acquisition of Leader by UPC ("Leader Merger"), the BancAlabama Merger and certain of UPC's Other Pending Acquisitions (as defined in "Business of UPC -- Recent Developments"):
(i) Valley Federal Savings Bank ("Valley Federal") in Sheffield, Alabama, with total assets of $119 million, which is expected to be accounted for using the pooling-of-interests method of accounting; (ii) Eastern National Bank ("ENB"), a $286 million bank located in Miami, Florida, which is expected to be accounted for using the purchase method of accounting; and (iii) Franklin Financial Group, Inc. ("FFGI") in Morristown, Tennessee, a savings and loan holding company and its subsidiary, Franklin Federal Savings Bank, with total assets of $137 million, which is expected to be accounted for using the pooling-of-interests method of accounting. As noted above, the FBI Acquisition is not included.

     The operating results for Valley Federal and FFGI included in the unaudited pro forma statement of earnings have been converted from their respective fiscal year end (September 30) to UPC's fiscal year end (December 31) by adding their respective first quarter operating results for the current year and subtracting first quarter operating results for the previous year.

     The Recently Completed Acquisitions and the Other Pending Acquisitions, except for the Leader Merger, and the BancAlabama Merger are not considered significant to UPC from a financial statement presentation standpoint. Therefore, the financial information for the transactions expected to be accounted for using the pooling-of-interests method of accounting have been restated only for the current period.

     The unaudited pro forma condensed consolidated financial statements include adjustments necessary to record the entities that have been or are expected to be acquired using the purchase method of accounting. Eliminations have been made for significant intercompany transactions.

     The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the consolidated historical financial statements of UPC and Leader which are incorporated by reference herein, and in conjunction with the information presented in UPC's Current Reports on Form 8-K dated March 8, 1996, April 1, 1996, May 21, 1996 and May 22, 1996, which are incorporated by reference herein. Pro forma results are not necessarily indicative of future operating results. Certain nonrecurring charges as discussed in "Business of UPC -- Recent Developments -- Earnings Considerations Related to Pending Acquisitions" have not been included in the unaudited pro forma condensed consolidated financial statements. See "Documents Incorporated by Reference."

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
MARCH 31,1996
(Dollars in thousands)

                                                                                 UPC, BANCALABAMA,
                                                                                    RECENTLY
                                                                                    COMPLETED
                                                                                   ACQUISITIONS
                                                                        UPC          AND OTHER
                                                                        AND           PENDING
                                                          UPC          LEADER      ACQUISITIONS
                                                      -----------   -----------    ------------
ASSETS
  Cash and due from banks                             $   475,211   $   504,180     $   529,275
  Interest-bearing deposits at financial
    institutions                                            3,820         4,279           4,968
  Federal funds sold and securities
    purchased under agreements to resell                  182,199       275,199         295,593
  Trading account assets                                  134,926       134,926         134,926
  Loans held for resale                                    91,007       121,146         121,146
  Available for sale securities, at fair value          2,951,092     3,707,083       3,830,916
  Loans                                                 7,123,637     9,200,349       9,632,384
    Less:  Unearned income                                (31,900)      (41,041)        (42,617)
           Allowance for losses on loans                 (136,277)     (159,404)       (163,573)
                                                      -----------   -----------     -----------
        Net loans                                       6,955,460     8,999,904       9,426,194

  Premises and equipment                                  229,725       248,999         268,903
  Accrued interest receivable                             100,811       175,219         179,396
  Goodwill and other intangibles                           62,141        62,141          70,877
  Other assets                                            182,290       314,425         320,749
                                                      -----------   -----------     -----------
        Total assets                                  $11,368,682   $14,547,501     $15,182,943
                                                      ===========   ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
    Noninterest-bearing                               $ 1,364,399   $ 1,565,921     $ 1,629,387
    Certificates of deposit of $100,000
      and over                                            784,327       944,410       1,012,358
    Other interest-bearing                              7,374,150     8,595,236       9,020,196
                                                      -----------   -----------     -----------
        Total deposits                                  9,522,876    11,105,567      11,661,941

  Short-term borrowings                                   236,220       825,340         832,433
  FHLB advances                                           256,178       836,756         847,610
  Long-term debt                                          216,288       228,470         242,304
  Accrued interest, expenses, and taxes                   104,846       142,704         145,987
  Other liabilities                                        39,409       159,621         162,835
                                                      -----------   -----------     -----------
        Total liabilities                              10,375,817    13,298,458      13,893,110
                                                      -----------   -----------     -----------
  Shareholders' equity
    Preferred stock
      Convertible                                          91,810        91,810          98,262
      Nonconvertible                                            0             0               0
    Common stock                                          228,012       303,682         308,445
    Additional paid-in capital                            117,044       129,217         149,030
    Net unrealized gain on available
      for sale securities                                  19,145        27,500          27,164
    Retained earnings                                     536,854       696,834         706,932
    Treasury stock                                              0             0               0
                                                      -----------   -----------     -----------
        Total shareholders' equity                        992,865     1,249,043       1,289,833
                                                      -----------   -----------     -----------
        Total liabilities and
          shareholders' equity                        $11,368,682   $14,547,501     $15,182,943
                                                      ===========   ===========     ===========

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31, 1996
(Dollars in thousands, except per share data)

                                                                                 UPC, BANCALABAMA,
                                                                                     RECENTLY
                                                                                    COMPLETED
                                                                                   ACQUISITIONS
                                                                         UPC         AND OTHER
                                                                         AND          PENDING
                                                          UPC           LEADER      ACQUISITIONS
                                                        --------       --------  -----------------
Interest Income
  Interest and fees on loans                            $164,033      $ 210,344         $220,679
  Interest on investment securities
    Taxable                                               35,735         49,546           51,575
    Tax-exempt                                             7,550          7,666            7,666
  Interest on deposits at financial institutions              57             62               91
  Interest on federal funds sold and securities
    purchased under agreements to resell                   4,818          6,169            6,328
  Interest on trading account assets                       2,387          2,387            2,387
  Interest on loans held for resale                        1,427          1,793            1,793
                                                        --------      ---------         --------
      Total interest income                              216,007        277,967          290,519
                                                        --------      ---------         --------
Interest expense
  Interest on deposits                                    89,994        108,919          114,310
  Interest on short-term borrowings                        2,934         11,303           11,353
  Interest on FHLB advances and long-term debt             7,606         16,065           16,527
                                                        --------      ---------         --------
      Total interest expense                             100,534        136,287          142,190
                                                        --------      ---------         --------
      Net interest income                                115,473        141,680          148,329
Provision for losses on loans                              7,981          9,492            9,962
                                                        --------      ---------         --------
      Net interest income after provision
        for losses on loans                              107,492        132,188          138,367

Noninterest income
  Service charges on deposit accounts                     16,641         17,770           18,410
  Bank card income                                         5,159          5,389            5,389
  Mortgage servicing income                                2,443          8,043            8,073
  Trust service income                                     2,290          2,290            2,290
  Profits and commissions from trading activities          2,207          2,207            2,207
  Investment securities gains                                 60             60               57
  Other income                                            11,397         13,186           13,930
                                                        --------      ---------         --------
      Total noninterest income                            40,197         48,945           50,356
                                                        --------      ---------         --------
Noninterest expense
  Salaries and employee benefits                          43,428         50,577           53,286
  Net occupancy expense                                    6,816          7,645            8,465
  Equipment expense                                        7,260          8,375            8,375
  Other expense                                           31,648         38,160           40,144
                                                        --------      ---------         --------
      Total noninterest expense                           89,152        104,757          110,270
                                                        --------      ---------         --------
      Earnings before income taxes                        58,537         76,376           78,453
Applicable income taxes                                   19,393         25,772           26,669
                                                        --------      ---------         --------
      Net earnings                                      $ 39,144      $  50,604         $ 51,784
                                                        ========      =========         ========

Earnings per common share
  Primary                                               $   0.82      $    0.79         $   0.79
  Fully diluted                                             0.78           0.76             0.76
Weighted average shares outstanding
  (in thousands)
    Primary                                               45,752         61,494           62,994
    Fully diluted                                         50,463         66,258           68,081


UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1995
(Dollars in thousands, except per share data)


                                                                                   UPC, BANCALABMA,
                                                                                       RECENTLY
                                                                                      COMPLETED
                                                                                     ACQUISITIONS
                                                                          UPC         AND OTHER
                                                                          AND          PENDING
                                                              UPC        LEADER      ACQUISITIONS
                                                           --------     ---------  ----------------
Interest Income
  Interest and fees on loans                               $636,769    $  804,420     $  853,145
  Interest on investment securities
    Taxable                                                 137,453       177,272        188,736
    Tax-exempt                                               31,816        32,313         32,576
  Interest on deposits at financial institutions              1,910         1,936          2,067
  Interest on federal funds sold and securities
    purchased under agreements to resell                     12,095        17,041         17,503
  Interest on trading account assets                         12,774        12,774         12,774
  Interest on loans held for resale                           3,865         5,318          5,318
                                                           --------    ----------     ----------
      Total interest income                                 836,682     1,051,074      1,112,119
                                                           --------    ----------     ----------
Interest expense
  Interest on deposits                                      347,859       422,360        449,182
  Interest on short-term borrowings                          12,825        33,856         34,076
  Interest on FHLB advances and long-term debt               28,567        58,917         61,949
                                                           --------    ----------     ----------
      Total interest expense                                389,251       515,133        545,207
                                                           --------    ----------     ----------
      Net interest income                                   447,431       535,941        566,912
Provision for losses on loans                                22,231        27,381         30,898
                                                           --------    ----------     ----------
      Net interest income after provision
        for losses on loans                                 425,200       508,560        536,014

Noninterest income
  Service charges on deposit accounts                        71,611        75,694         79,583
  Bank card income                                           20,103        20,740         20,740
  Mortgage servicing income                                   9,835        36,645         36,645
  Trust service income                                        8,010         8,010          8,010
  Profits and commissions from trading activities            10,441        10,441         10,441
  Investment securities gains                                   476           409            373
  Other income                                               37,176        42,110         45,485
                                                           --------    ----------     ----------
      Total noninterest income                              157,652       194,049        201,277
                                                           --------    ----------     ----------
Noninterest expense
  Salaries and employee benefits                            171,325       197,855        212,104
  Net occupancy expense                                      27,192        30,447         34,044
  Equipment expense                                          30,156        34,405         34,405
  Other expense                                             153,491       180,498        193,512
                                                           --------    ----------     ----------
      Total noninterest expense                             382,164       443,205        474,065
                                                           --------    ----------     ----------
      Earnings before income taxes                          200,688       259,404        263,226
Applicable income taxes                                      65,286        86,649         89,467
                                                           --------    ----------     ----------
      Net earnings                                         $135,402    $  172,755     $  173,759
                                                           ========    ==========     ==========
Earnings per common share
  Primary                                                  $   2.82    $     2.72     $     2.65
  Fully diluted                                                2.70          2.64           2.57
Weighted average shares outstanding
  (in thousands)
  Primary                                                    45,008        60,385         61,879
  Fully diluted                                              49,618        64,995         67,053


UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1994
(Dollars in thousands, except per share data)

                                                                                UPC
                                                                                AND
                                                               UPC             LEADER
                                                             --------         --------
Interest Income
  Interest and fees on loans                                 $517,032         $644,690
  Interest on investment securities
    Taxable                                                   162,012          193,276
    Tax-exempt                                                 32,999           33,415
  Interest on deposits at financial institutions                  734              748
  Interest on federal funds sold and securities
    purchased under agreements to resell                        4,472            6,862
  Interest on trading account assets                            9,143            9,143
  Interest on loans held for resale                             1,573            2,396
                                                             --------         --------
      Total interest income                                   727,965          890,530
                                                             --------         --------
Interest expense
  Interest on deposits                                        262,572          317,721
  Interest on short-term borrowings                            21,300           28,277
  Interest on FHLB advances and long-term debt                 20,979           38,927
                                                             --------         --------
      Total interest expense                                  304,851          384,925
                                                             --------         --------
      Net interest income                                     423,114          505,605
Provision for losses on loans                                   4,894            9,661
                                                             --------         --------
      Net interest income after provision
        for losses on loans                                   418,220          495,944

Noninterest income
  Service charges on deposit accounts                          55,551           59,564
  Bank card income                                             10,953           11,386
  Mortgage servicing income                                     9,621           31,060
  Trust service income                                          7,990            7,990
  Profits and commissions from trading activities               6,639            6,639
  Investment securities losses                                (20,298)         (22,515)
  Other income                                                 30,349           42,365
                                                             --------         --------
      Total noninterest income                                100,805          136,489
                                                             --------         --------
Noninterest expense
  Salaries and employee benefits                              175,218          201,532
  Net occupancy expense                                        28,041           31,638
  Equipment expense                                            28,698           32,618
  Other expense                                               195,740          221,048
                                                             --------         --------
      Total noninterest expense                               427,697          486,836
                                                             --------         --------
      Earnings before income taxes                             91,328          145,597
Applicable income taxes                                        25,467           45,174
                                                             --------         --------
      Net earnings                                           $ 65,861         $100,423
                                                             ========         ========
Earnings per common share
  Primary                                                    $   1.28         $   1.52
  Fully diluted                                                  1.28             1.52
Weighted average shares outstanding
  (in thousands)
    Primary                                                    43,741           59,587
    Fully diluted                                              44,083           59,929

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1993
(Dollars in thousands, except per share data)

                                                                                  UPC
                                                                                  AND
                                                                   UPC           LEADER
                                                                --------        --------
Interest Income
  Interest and fees on loans                                    $425,967        $531,417
  Interest on investment securities
    Taxable                                                      157,403         186,966
    Tax-exempt                                                    30,507          30,596
  Interest on deposits at financial institutions                   1,862           1,884
  Interest on federal funds sold and securities
    purchased under agreements to resell                           6,175           8,569
  Interest on trading account assets                               6,194           6,194
  Interest on loans held for resale                                7,438           8,163
                                                                --------        --------
      Total interest income                                      635,546         773,789
                                                                --------        --------
Interest expense
  Interest on deposits                                           238,019         298,312
  Interest on short-term borrowings                                8,203           8,203
  Interest on FHLB advances and long-term debt                    14,291          27,984
                                                                --------        --------
      Total interest expense                                     260,513         334,499
                                                                --------        --------
      Net interest income                                        375,033         439,290
Provision for losses on loans                                     17,950          22,660
                                                                --------        --------
      Net interest income after provision
        for losses on loans                                      357,083         416,630

Noninterest income
  Service charges on deposit accounts                             49,490          53,723
  Bank card income                                                10,393          10,884
  Mortgage servicing income                                        9,595          28,266
  Trust service income                                             7,643           7,643
  Profits and commissions from trading activities                 13,787          13,787
  Investment securities gains                                      4,506           3,508
  Other income                                                    32,148          39,951
                                                                --------        --------
      Total noninterest income                                   127,562         157,762
                                                                --------        --------
Noninterest expense
  Salaries and employee benefits                                 163,711         186,703
  Net occupancy expense                                           25,393          28,476
  Equipment expense                                               25,989          30,345
  Other expense                                                  131,357         163,364
                                                                --------        --------
      Total noninterest expense                                  346,450         408,888
                                                                --------        --------
      Earnings before income taxes, extraordinary
        items, and accounting changes                            138,195         165,504
Applicable income taxes                                           41,168          51,864
                                                                --------        --------
      Earnings before extraordinary items
        and accounting changes                                  $ 97,027        $113,640
                                                                ========        ========

Earnings per common share before extraordinary items
  and accounting changes (1)
    Primary                                                     $   2.24        $   2.17
    Fully diluted                                                   2.18            2.11
Weighted average shares outstanding
  (in thousands)
    Primary                                                       38,914          43,192
    Fully diluted                                                 43,144          47,422
- ---------------------

(1) - Leader was organized on March 18, 1993 in connection with the conversion of its principal subsidiary, Leader Federal Bank for Savings and subsidiaries, from a federal mutual savings bank to a federally-chartered capital stock savings bank. Accordingly, the calculation of pro forma earnings per share on a pooled basis is based on Leader's fourth quarter net income since the stock conversion occured on September 30, 1993.

                  SPECIAL MEETING OF BANCALABAMA SHAREHOLDERS

DATE, PLACE, TIME, AND PURPOSE

     This Proxy Statement is being furnished to the holders of BancAlabama Common Stock in connection with the solicitation by the BancAlabama Board of Directors of proxies for use at the Special Meeting at which BancAlabama shareholders will be asked to vote upon a proposal to approve the Agreement. The Special Meeting will be held at 312 Clinton Avenue, Huntsville, Alabama, at 2:00 P.M., local time, on September 12, 1996. See "Description of Transaction."

RECORD DATES, VOTING RIGHTS, REQUIRED VOTES, AND REVOCABILITY OF PROXIES

     The close of business on July 31, 1996, has been fixed as the BancAlabama Record Date for determining holders of outstanding shares of BancAlabama Common Stock entitled to notice of and to vote at the Special Meeting. Only holders of BancAlabama Common Stock of record on the books of BancAlabama at the close of business on the BancAlabama Record Date are entitled to notice of and to vote at the Special Meeting. As of the BancAlabama Record Date, there were 703,122 shares of BancAlabama Common Stock issued and outstanding and held by 324 holders of record.

     Holders of BancAlabama Common Stock are entitled to one vote on each matter considered and voted upon at the Special Meeting for each share of BancAlabama Common Stock held of record as of the BancAlabama Record Date. To hold a vote on any proposal, a quorum must be assembled, which requires that a majority of the shares of BancAlabama Common Stock issued and outstanding and entitled to vote be present in person or represented by proxy. In determining whether a quorum exists at the Special Meeting for purposes of all matters to be voted on, all votes "for" or "against," as well as all abstentions, will be counted. The vote required for the approval of the Agreement is a majority of the shares of BancAlabama Common Stock entitled to be cast at the Special Meeting by holders of the issued and outstanding shares of BancAlabama Common Stock and not just a majority of the shares present. Consequently, with respect to the proposal to approve the Agreement, abstentions and broker non-votes will be counted as part of the base number of votes to be used in determining if the proposal has received the requisite number of base votes for approval. Thus, an abstention or a broker non-vote will have the same effect as a vote "against" such proposal.

     Shares of BancAlabama Common Stock represented by properly executed proxies, if such proxies are received in time for exercise and not revoked, will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND, IN THE DISCRETION OF THE PROXY HOLDER, AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE SPECIAL MEETING. IF NECESSARY, THE PROXY HOLDER MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IN THE EVENT THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE FOREGOING PROPOSAL AT THE TIME OF THE SPECIAL MEETING. HOWEVER, NO PROXY HOLDER WILL VOTE ANY PROXIES VOTED "AGAINST" APPROVAL OF THE AGREEMENT "FOR" A PROPOSAL TO ADJOURN THE SPECIAL MEETING.

     FAILURE BOTH TO RETURN THE PROXY CARD AND TO VOTE IN PERSON AT THE SPECIAL MEETING WILL HAVE THE EFFECT OF A VOTE CAST AGAINST APPROVAL OF THE AGREEMENT.

     A BancAlabama shareholder who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting by (i) giving written notice of revocation to the Secretary of BancAlabama, (ii) properly submitting to BancAlabama a duly executed proxy bearing a later date or (iii) attending the Special Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: BancAlabama, Inc., 312 Clinton Avenue, Huntsville, Alabama 35801;
Attention: Jean D. Snead, Vice President and Corporate Secretary.

     The directors and executive officers of BancAlabama and their affiliates beneficially owned, as of the BancAlabama Record Date, 228,740 shares (or approximately 32.5% of the issued and outstanding shares) of BancAlabama Common Stock.

SOLICITATION OF PROXIES

     Proxies may be solicited by the directors, officers, and employees of BancAlabama by mail, in person, or by telephone or telegraph. Such persons will receive no additional compensation for such services. BancAlabama may make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of BancAlabama Common Stock held of record by such persons. Any such brokers, custodians, nominees, and fiduciaries will be reimbursed for the reasonable out-of-pocket expenses incurred by them for such services. All expenses associated with the solicitation of proxies, other expenses associated with the Special Meeting, and expenses related to the printing and mailing of this Proxy Statement, will be shared by UPC and BancAlabama as provided in the Agreement. See "Description of Transaction -- Expenses and Fees."

RECOMMENDATION

     THE BOARD OF DIRECTORS OF BANCALABAMA HAS UNANIMOUSLY APPROVED THE AGREEMENT AND THE MERGER CONTEMPLATED THEREBY, BELIEVES THAT THE PROPOSAL TO APPROVE THE AGREEMENT AND THE MERGER CONTEMPLATED THEREBY IS IN THE BEST INTERESTS OF BANCALABAMA AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE BANCALABAMA SHAREHOLDERS VOTE FOR APPROVAL OF THE PROPOSAL TO APPROVE THE AGREEMENT AND THE MERGER CONTEMPLATED THEREBY.

                           DESCRIPTION OF TRANSACTION

     The following information describes material aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement and the Stock Option Agreement, which is attached as Appendix A to this Proxy Statement and incorporated herein by reference. All shareholders are urged to read the Appendices in their entirety.

GENERAL

     The Agreement provides for the acquisition of BancAlabama by UPC pursuant to the merger of BancAlabama with and into BNF, a wholly-owned subsidiary of UPC. At the Effective Time, each share of BancAlabama Common Stock then issued and outstanding (excluding shares held by BancAlabama, UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted and excluding shares held by shareholders who perfect their statutory appraisal rights) will be converted into and exchanged for 0.5907 of a share of UPC Common Stock, subject to possible adjustment as described below (the "Exchange Ratio").

     No fractional shares of UPC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any BancAlabama shareholder would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of such common stock quoted on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as selected by UPC) on the last trading day preceding the Effective Time.

     As of the BancAlabama Record Date, BancAlabama had 703,122 shares of BancAlabama Common Stock issued and outstanding and 127,000 additional shares of BancAlabama Common Stock subject to BancAlabama Options. Taking into account the Exchange Ratio of 0.5907 of a share of UPC Common Stock for each share of BancAlabama Common Stock, it is anticipated that upon consummation of the Merger, UPC would issue approximately 415,334 shares of UPC Common Stock, excluding shares subject to assumed options or grants. Accordingly, UPC would then have issued and outstanding approximately 46,535,647 shares of UPC Common Stock based on the number of shares of UPC Common Stock issued and outstanding on June 30, 1996. Additional shares of UPC Common Stock are expected to be issued in connection with the Other Pending Acquisitions. See "BUSINESS OF UPC--Recent Developments--Pending Acquisitions."

POSSIBLE ADJUSTMENT OF EXCHANGE RATIO

     Under certain circumstances, the Exchange Ratio could be adjusted pursuant to certain provisions in the Agreement; under no circumstances would the Exchange Ratio be less than 0.5907 of a share of UPC Common Stock for each share of BancAlabama Common Stock. An adjustment could occur only if BancAlabama's Board of Directors elects by majority vote to terminate the Agreement pursuant to the provisions of the Agreement described below, and if UPC then elects to avoid termination of the Agreement by adjusting the Exchange Ratio.

     BancAlabama is not obligated to consummate the Merger with UPC if both:

          (a) the average closing price of UPC Common Stock (the "Average Closing Price") (as reported on the New York Stock Exchange ("NYSE") Composite Transactions List during the period of 10 consecutive full trading days ending on the later of the date on which the last required consent to the Merger of any regulatory authority is received and the date on which approval of the Merger by the shareholders of BancAlabama is received (the "Determination Date")) is less than $24.245;

and

          (b) (i) the number obtained by dividing the Average Closing Price by $30.306 (the "UPC Ratio") is less than (ii) the number obtained by dividing the average of the common stock of the closing prices of the bank holding companies defined as the "Index Group" in the Agreement (the "Index
     Average Closing Price") on the

     Determination Date by the Index Average Closing Price on April 26, 1996, less 15% (the "Index Ratio").

     In such case, BancAlabama has the right to terminate the Agreement during the ten-day period commencing two days after the Determination Date by giving UPC prompt notice of that decision. BancAlabama may withdraw its termination notice at any time during that ten-day period. During the five-day period after receipt of such notice, UPC has the option to increase the consideration payable to BancAlabama shareholders by adjusting the Exchange Ratio in the manner described below. UPC IS UNDER NO OBLIGATION TO ADJUST THE EXCHANGE RATIO. If UPC elects to adjust the Exchange Ratio, it must give BancAlabama prompt notice of that election and of the adjusted Exchange Ratio, in which case BancAlabama must proceed with the Merger.

     These conditions reflect the parties' agreement that BancAlabama's shareholders will assume the risk of declines in the value of UPC Common Stock to $24.245. Any adjustment of the Exchange Ratio below a decline in the price of UPC Common Stock to $24.245 would be dependent on whether the price of UPC Common Stock lags behind a market basket of comparable bank holding company stocks (the Index Group referenced above) by more than 15%.

        If the Average Closing Price is less than $24.245 per share and the UPC Ratio is less than the Index Ratio, the Board of Directors of BancAlabama has the right to elect to terminate the Agreement so as to require UPC to consider increasing the Exchange Ratio. UPC would then determine whether to proceed with the Merger at the higher adjusted Exchange Ratio. In making this determination, the principal factors UPC will consider include the projected effect of the Merger on UPC's pro forma earnings and code value per share and whether UPC's assessment of BancAlabama's earning potential as part of UPC justifies the issuance of an increased number of UPC's shares. If UPC declines to adjust the Exchange Ratio, BancAlabama may elect to proceed without the adjustment, provided it does so within 12 days of the Determination Date. In making such determination, the principal factors the Board of Directors of BancAlabama would consider include, without limitation, whether the Merger remains in the best interest of BancAlabama and its shareholders, despite a decline in UPC's stock price, and whether the consideration to be received by the holders of BancAlabama Common Stock remains fair from a financial point of view.
     BancAlabama and UPC concur that BancAlabama will resolicit approval of the Merger from holders of BancAlabama Common Stock if (i) BancAlabama is entitled to and gives UPC notice of termination and UPC declines to adjust the Exchange Ratio and (ii) the Board of Directors of BancAlabama elects to proceed with the Merger without an adjustment to the Exchange Ratio, and then UPC and BancAlabama intend to review the circumstances prevailing at the time and to determine whether to resolicit the BancAlabama shareholders at such time.

     The operation of the adjustment mechanism can be illustrated by three scenarios. (For purposes of the numerical examples, it has been assumed that the deal price is $17.90, the initial Exchange Ratio is 0.5907, the beginning price of UPC Common Stock is $30.306, and the beginning Index Price is $100.)

          (1) The first scenario occurs if the Average Closing Price is not less than $24.245. Under this scenario, regardless of any comparison between the UPC Ratio and the Index Ratio, there would be no adjustment to the Exchange Ratio, even though the value of the consideration to be received by BancAlabama shareholders would have fallen from a pro forma $17.90 per share to $14.32 per share.

          (2) The second scenario occurs if the Average Closing Price declines to less than $24.245, but does not decline by significantly more (i.e., by more than 15%) than the common stocks of the Index Group. Under this scenario, there again would be no adjustment to the Exchange Ratio, even though the consideration received by UPC shareholders would have fallen from a pro forma $17.90 per share to an amount based on the then declined value of UPC Common Stock.

          (3) The third scenario arises where the Average Closing Price declines below $24.245 and the UPC Ratio is below the Index Ratio. Under this scenario, the adjustment in the Exchange Ratio is designed to ensure that the BancAlabama shareholders receive shares of UPC Common Stock having a value (based upon the Average Closing Price) that corresponds to not more than either $24.00 or a 15% decline from the stock price performance reflected by the Index Group.

        For example, if the Average Closing Price were $23.00, and the ending Index Average Closing Price were $93.00, the UPC Ratio (0.76) would be below the Index Ratio (0.78, or 0.93 minus 0.15), BancAlabama could terminate the Agreement unless UPC elected within five days to increase the Exchange Ratio to equal 0.6062, which represents the lesser of (a)
        0.6164 [the result of dividing $14.18 (the product of $24.00 and the 0.5907 Exchange Ratio) by the Average Closing Price ($23.00), rounded to the nearest thousandth] and (b) 0.6062 [the result of dividing the Index Ratio (0.78) times 0.5907 by the UPC Ratio (0.76), rounded to the nearest thousandth]. Based upon the assumed $23.00 Average Closing Price, the new Exchange Ratio would represent a value to the BancAlabama shareholders of $13.94 per share.

        If the Average Closing Price were $23.00, and the ending Index Average Closing Price were $105.00, the UPC Ratio (0.76) would be below the Index Ratio (0.90, or 1.05 minus 0.15), BancAlabama could terminate the Agreement unless UPC elected within five days to increase the Exchange Ratio to equal 0.6164, which represents the lesser of (a) 0.6164 [the result of dividing $14.18 (the product of $24.00 and the 0.5907 Exchange Ratio) by the Average Closing Price ($23.00), rounded to the nearest thousandth] and (b) 0.6995 [the result of dividing the Index Ratio (0.90) times 0.5907 by the UPC Ratio (0.76), rounded to the nearest thousandth]. Based upon the assumed $23.00 Average Closing Price, the new Exchange Ratio would represent a value to the BancAlabama shareholders of $14.18 per share.

     BancAlabama shareholders should be aware that the actual market value of a share of UPC Common Stock at the Effective Time and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of BancAlabama Common Stock may be more or less than the Average Closing Price. BancAlabama shareholders are urged to obtain information on the trading value of UPC Common Stock that is more recent than that provided in this Proxy Statement. See "Comparative Market Prices and Dividends."

EFFECT OF THE MERGER ON STOCK OPTIONS

     The Agreement contemplates that at the Effective Time, each BancAlabama Option granted by BancAlabama under the BancAlabama Stock Plans, as that term is defined in the Agreement, which are outstanding at the Effective Time, whether or not exercisable, will be converted into and become options with respect to UPC Common Stock, and UPC will assume each BancAlabama Option, in accordance with the terms of the BancAlabama Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee will be substituted for BancAlabama and the Committee of BancAlabama's Board of Directors (including, if applicable, the entire Board of Directors of BancAlabama) administering such BancAlabama Stock Plan, (ii) each BancAlabama Option assumed by UPC may be exercised solely for shares of UPC Common Stock (or cash in case of stock appreciation rights), (iii) the number of shares of UPC Common Stock subject to such BancAlabama Option will be equal to the number of shares of BancAlabama Common Stock subject to such BancAlabama Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and
(iv) the per share exercise price under each such BancAlabama Option will be adjusted by dividing the per share exercise price under each such BancAlabama Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the preceding sentence, UPC will not be obligated to issue any fraction of a share of UPC Common Stock upon exercise of BancAlabama Options and any fraction of a share of UPC Common Stock that otherwise would be subject to a converted BancAlabama Option will represent the right to receive a cash payment equal to the product of such fraction and the difference between the market value of one share of UPC Common Stock and the per share exercise price of such BancAlabama Option. The market value of one share of UPC Common Stock will be the closing price of such common stock on the NYSE-Composite Transaction List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by
UPC) on the last trading day preceding the Effective Time.

     All contractual restrictions or limitations on transfer with respect to BancAlabama Common Stock awarded under the BancAlabama Stock Plans or any other plan, program, or arrangement of any BancAlabama Company, to the extent that such restrictions or limitations will not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, will remain in full force and effect with respect to shares of UPC Common Stock into which such restricted stock is converted pursuant to the Agreement.

BACKGROUND OF AND REASONS FOR THE MERGER

     Background of the Merger. To enhance long-term shareholder value, the management of BancAlabama recognized that expansion of the bank's financial services into new markets would be required. The management of BancAlabama was aware that expansion into new markets would be made difficult by a number of significant developments in the financial services industry, including increased emphasis on automation, specialization of products and services, increasing competition from other financial institutions, and a trend toward industry consolidation and geographic expansion coupled with relaxation of regulatory restrictions on the interstate conduct of business by financial institutions. For these reasons, the management believed that additional equity capital would be required to finance any significant market expansion effort and that the success of any such effort could not be assured. Alternatively, the management of BancAlabama recognized that merger with another financial services institution having substantially greater financial resources than the company could also enhance long-term shareholder value.

     The management of BancAlabama was aware that UPC had acquired BNF, a savings and loan holding company based in Decatur, Alabama, which is approximately 20 miles from the principal offices of BancAlabama. On November 3, 1995, William R. Collins, Chairman of the Board of BancAlabama, telephoned Benjamin W. Rawlins, Chairman of the Board of Directors of UPC, to inform Mr. Rawlins that BancAlabama was considering several strategic planning alternatives, including raising additional equity capital to make possible acquisitions and to expand into new markets. Mr. Collins asked Mr. Rawlins whether UPC would consider selling BancAlabama any of the bank facilities recently acquired by UPC in Alabama or whether UPC had an interest in a strategic alliance with BancAlabama. Mr. Rawlins replied that UPC was not interested in selling any of its Alabama banking facilities, but that UPC might be interested in discussing a possible acquisition of BancAlabama by UPC. This telephone conference led to a meeting between Mr. Collins and Mr. Rawlins in Huntsville, Alabama on December 15, 1995, at which time a possible merger of the companies was discussed. At this meeting, concern was expressed regarding whether UPC could successfully integrate the combined operations of BNF and BancAlabama in the North Alabama financial services market. Thereafter, Mr. Collins held several meetings with William D. Powell, President of BNF, to discuss integration of the operations of BNF and BancAlabama. As a result of these meetings, the parties concluded that an acquisition of BancAlabama by UPC would be complementary to BNF.

     On February 24, 1996, Mr. Collins and Mr. Rawlins met and discussed a proposed merger. On February 26, 1996, Mr. Collins discussed the status of the negotiations with the Acquisition Committee of the BancAlabama Board of Directors. On March 2, 1996, Mr. Rawlins and Mr. Collins reached a preliminary understanding regarding a proposed merger of BancAlabama into UPC or a subsidiary of UPC. On March 5, 1996, Mr. Collins discussed the proposed merger with the Acquisition Committee and was instructed to negotiate a letter of intent with UPC. At a meeting of the Board of Directors of BancAlabama held on March 11, 1996, the directors considered the proposed merger offer from UPC. Although BancAlabama was not soliciting offers for a sale of BancAlabama and had no merger negotiations with any other potential acquirers, the Board decided to pursue the offer of UPC because of UPC's financial stability, the continuing consolidation in the financial services industry and the value of the offer relative to other alternatives available to BancAlabama to enhance shareholder value. General meetings, telephone conversations, exchanges of information, preliminary due diligence and additional negotiations occurred between March 2, 1996 and March 22, 1996, when UPC presented BancAlabama a letter of intent. At a meeting on March 25, 1996, held to discuss and consider the letter of intent, the Board of Directors unanimously authorized Mr. Collins to sign the letter of intent. The letter of intent specified that the merger was conditioned upon a mutually satisfactory definitive merger agreement, favorable due diligence reviews and an opinion from BancAlabama's financial adviser that the transaction would be fair to the shareholders of BancAlabama from a financial point of view. On March 28, 1996, BancAlabama engaged the services of Sheshunoff to render to the Board of Directors its opinion regarding the fairness of the transaction to the shareholders from a financial point of view. After extensive negotiations, meetings, due diligence reviews, exchanges of information, discussions with BancAlabama's legal counsel, Lanier Ford Shaver & Payne P.C., and discussions with representatives of Sheshunoff, a definitive merger agreement was presented for consideration by the Board of Directors at a meeting on April 25, 1996. Prior to the Board meeting on April 25, 1996, copies of the proposed merger agreement were circulated to the directors. After considering and discussing the comments of legal counsel, the opinion of Sheshunoff that, as of the date of the Board meeting, the consideration to be paid was fair to the shareholders of BancAlabama, the comments of a representative of Sheshunoff and the comments of the management directors, the Board of Directors of BancAlabama unanimously approved the Agreement for the reasons set out in the following section.

     BancAlabama's Reasons for the Merger. In reaching its conclusion to approve the Merger, the BancAlabama Board of Directors consulted with BancAlabama's senior management, as well as with its financial and legal advisors, and considered various factors, including the following:

          (a) The financial terms of the Merger. The presentation by Sheshunoff indicating that the transaction multiples for BancAlabama, based on the Exchange Ratio in the Merger and the UPC Common Stock price on April 26, 1996, compared favorably with the other transactions reviewed by Sheshunoff, and represented multiples of 1.70 times BancAlabama's book value as of March 31, 1996 (excluding unrealized losses on securities available-for-sale), 23.39 times BancAlabama's 1995 earnings and 14.82 times March 31, 1996 annualized quarterly results, and 12.80 percent of BancAlabama total assets as of March 31, 1996.

          (b) The effect on shareholder value of BancAlabama remaining independent compared to the effect of its combining with UPC. In this respect the Board considered several matters. First, the Board considered whether it was reasonable to anticipate that BancAlabama, as an independent enterprise, could meet the earnings projections necessary to produce a value comparable to the value to be received in the Merger. Second, the Board took into account that BancAlabama had special value to UPC in enhancing its deposit market share position in the Huntsville, Alabama market area and that UPC had the ability to realize certain cost savings in the Merger to support the price being paid. Third, the Board was advised by management that continued investment in technology by BancAlabama necessary to support its delivery systems would be significant.

          (c) Certain financial information about BancAlabama and UPC. Such information included, but was not limited to, information with regard to recent and historical stock performance, valuation analyses, pro forma analyses, comparative financial and operating performance data, acquisition capacity analyses, and comparable merger and acquisition transactions as presented by Sheshunoff. The Board also considered the results of the due diligence reviews of UPC made by BancAlabama management, including, among other things, projected financial results, securities portfolio and derivatives positions, regulatory ratings, contingencies, credit policies and processes and asset quality.

          (d) Advice of financial advisor and fairness opinion. The opinion of Sheshunoff (including the assumptions and financial information and projections relied upon by Sheshunoff in arriving at such opinion) that, as of April 26, 1996, the Exchange Ratio was fair to the shareholders of BancAlabama from a financial point of view. See "-- Opinion of BancAlabama's Financial Advisor."

          (e) Certain nonfinancial information and terms of agreements.
     Copies of the Agreement and the Option Agreement were distributed to the Board and Lanier Ford Shaver & Payne P.C. counsel to BancAlabama, generally summarized their material provisions. The Board considered that under the Agreement it would have the right to terminate the Agreement in the event of a significant decline in the price of UPC Common Stock prior to consummation of the Merger unless UPC then elected to increase the Exchange Ratio as specified in the Agreement. The Board was advised that UPC made the Option Agreement a condition of the transaction, and the Board considered that the existence of such an agreement might discourage third parties from seeking to acquire BancAlabama. The Board took into account that it is expected that the Merger will be tax-free (other than with respect to cash paid in lieu of fractional shares) to BancAlabama shareholders for federal income tax purposes. See "-- Possible Adjustment of Exchange Ratio," "-- Interests of Certain Persons in the Merger," "-- Certain Federal Income Tax Consequences," and "-- Option Agreement."

          (f) Regulatory approvals. The likelihood of obtaining the regulatory approvals that would be required with respect to the Merger. See
     "-- Regulatory Approvals."

          (g) Impact on BancAlabama constituencies. The general impact of the Merger on the various constituencies served by BancAlabama, including its customers, employees, communities, and others.

     The foregoing discussion of the information and factors considered by the BancAlabama Board is not intended to be exhaustive but includes all material factors considered by the BancAlabama Board. In reaching its determination to approve the Merger, the BancAlabama Board did not assign any relative or specific weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated thereby, and considering, among other things, the matters discussed above and the opinion of Sheshunoff referred to above, the BancAlabama Board unanimously approved the Agreement and the transactions contemplated thereby, including the Option Agreement, as being in the best interests of BancAlabama and its shareholders. Each member of the Board of Directors of BancAlabama has agreed to vote the shares of BancAlabama Common Stock over which such member has voting authority (other than in a fiduciary capacity) in favor of the Agreement.

     BANCALABAMA'S BOARD OF DIRECTORS RECOMMENDS THAT BANCALABAMA SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

     UPC's Reasons for the Merger. In approving the Agreement and the Merger, the UPC Board considered a number of additional factors concerning the benefits of the Merger. Without assigning any relative or specific weights to the factors, the UPC Board of Directors considered the following additional material factors:

          (a) a review, based in part on a presentation by UPC's management, of
     (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of BancAlabama on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the markets in which BancAlabama operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of UPC's due diligence review of BancAlabama; and

          (b) a variety of factors affecting and relating to the overall strategic focus of UPC, including UPC's desire to expand into markets in the general vicinity of its core markets.

        The senior management of UPC determined that the Merger was in the best interests of UPC and its shareholders and approved the Agreement on April 26, 1996. The Agreement and the transactions contemplated thereby were subsequently ratified and approved by the Board of Directors of UPC on July 18, 1996.

OPINION OF BANCALABAMA'S FINANCIAL ADVISOR

  General

     BancAlabama retained Sheshunoff to act as its financial advisor in connection with the Merger with UPC. Sheshunoff has rendered an opinion dated April 26, 1996, to BancAlabama's Board of Directors that, based on the matters set forth therein, the Exchange Ratio to be received pursuant to the Merger is fair, from a financial point of view, to BancAlabama's shareholders. The text of such opinion dated April 26, 1996 is set forth in the exhibits to this Proxy Statement/Prospectus and should be read in its entirety by shareholders of BancAlabama.

     The Exchange Ratio to be received by BancAlabama shareholders in the Merger was determined by BancAlabama and UPC in their negotiations. No limitations were imposed by the Board of Directors or management of BancAlabama upon Sheshunoff with respect to the investigations made or the procedures followed by Sheshunoff in rendering its opinion.

     In connection with rendering its opinion to BancAlabama's Board of Directors, Sheshunoff performed a variety of financial analyses. However, the preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Sheshunoff, in conducting its analysis and in arriving at its opinion, has not conducted a physical inspection of any of the properties or assets of BancAlabama, and has not made or obtained any independent valuation or appraisals of any properties, assets or liabilities of BancAlabama. Sheshunoff has assumed and relied upon the accuracy and completeness of the financial and other information that was provided to it by BancAlabama or that was publicly available. Its opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of the date of, its analyses.

  Valuation Methodologies

     In connection with its opinion on the Merger, Sheshunoff performed two valuation analyses with respect to BancAlabama: (i) an analysis of comparable prices and terms of recent transactions involving the sale of banking organizations; and (ii) a discounted cash flow analysis. For purposes of the comparable transaction analyses, UPC Common Stock was valued at $30.375 per share, which was the price of UPC Common Stock on April 24, 1996. Each of these methodologies is discussed briefly below.

     COMPARABLE TRANSACTION ANALYSES. Sheshunoff performed analyses of premiums paid for selected banking organizations with comparable characteristics to BancAlabama. Comparable transactions were considered to be transactions where the seller was a bank with total assets less than $500 million that sold for 100% common stock in Alabama and the target institution was located in one of the surrounding states from January 1, 1995 through April 24, 1996.

     Based on the first of the foregoing transactions, financial institutions purchasing banks with the above-mentioned criteria, the analysis yielded a range of purchase prices to book value multiples of 1.11 times to 2.70 times, with an average of 1.95 times and a median of 1.98 times. These compare to a transaction value for the Merger of approximately 1.70 times BancAlabama's book value as of March 31, 1996 (excluding unrealized losses on securities available-for-sale).

     The analysis yielded a range of purchase prices as a multiple of trailing 12-month earnings per share from 10.32 times to 22.13 times, with an average of
15.59 times and a median of 15.39 times. These compare to a transaction value for the Merger of 23.39 times BancAlabama's 1995 earnings and 14.82 times March 31, 1996 annualized quarterly results.

     The analysis yielded a range of purchase prices as a percent of total assets from 11.20 percent to 29.47 percent, with an average of 17.97 percent and a median of 17.60 percent. These compare to a transaction value to March 31, 1996 assets of 12.80 percent for the Merger.

     No company or transaction used in the comparable transaction analyses is identical to BancAlabama. Accordingly, an analysis of the foregoing necessarily involves complex considerations and judgments, as well as other factors that affect the public trading value or the acquisition of the company to which it is being compared.

     DISCOUNTED CASH FLOW ANALYSIS. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future stream of after-tax cash flows that BancAlabama could produce through 2000, under various circumstances, assuming that BancAlabama performed in accordance with the earnings/return projections of management. Sheshunoff estimated the terminal value for BancAlabama at the end of the period by applying multiples of earnings ranging from 8 times to 12 times and then discounting the cash flow streams, dividends paid to the shareholders (assuming up to 100 percent of earnings are paid out in dividends while maintaining a 6.0 percent tier 1 leverage ratio) and terminal value using differing discount rates ranging from 14.0 percent to 18.0 percent chosen to reflect different assumptions regarding the required rates of return of BancAlabama and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $13.66 per share to $21.22 per share.

     Sheshunoff also performed a cash flow analysis using an estimated terminal value for BancAlabama at the end of the period by applying multiples of book value ranging from 0.80 times to 1.50 times and then discounting the cash flow streams, dividends paid to the shareholders (assuming up to 100 percent of earnings are paid out in dividends while maintaining a 6.0 percent tier 1 leverage ratio) and terminal value using differing discount rates ranging from
14.0 percent to 18.0 percent chosen to reflect different assumptions regarding the required rates of return of BancAlabama and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $8.94 per share to $14.75 per share.

  Compensation of Sheshunoff

     Pursuant to an engagement letter dated March 28, 1996, between BancAlabama and Sheshunoff, BancAlabama agreed to pay Sheshunoff a $12,000 fairness opinion fee. BancAlabama has also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence of Sheshunoff.

     As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. BancAlabama's Board of Directors decided to retain Sheshunoff based on its experience as a financial advisor in mergers and acquisitions of financial institutions, and its knowledge of financial institutions.

EFFECTIVE TIME OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Delaware Certificate of Merger reflecting the Merger becomes effective with the Secretary of State of the State of Delaware. Unless otherwise agreed upon in writing by UPC and BancAlabama, and subject to the terms and conditions of the Agreement, the parties will use their reasonable efforts to cause the Effective Time to occur on such date as may be designated by UPC within 20 days following the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last consent of any regulatory authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of BancAlabama approve the matters relating to this Agreement to the extent such approval is required by applicable law.

     No assurance can be provided that the necessary shareholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. BancAlabama and UPC anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the fourth quarter of 1996. However, delays in the consummation of the Merger could occur.

     The Board of Directors of either BancAlabama or UPC generally may terminate the Agreement if the Merger is not consummated by March 1, 1997, unless the failure to consummate the transactions contemplated by the Agreement on or before such date is caused by any willful breach of the Agreement by the party seeking termination. See "-- Conditions to Consummation of the Merger" and "-- Waiver, Amendment, and Termination."

DISTRIBUTION OF UPC STOCK CERTIFICATES

     Promptly after the Effective Time, UPC and BancAlabama will cause Union Planters National Bank, Memphis, Tennessee, acting in its capacity as Exchange Agent, to mail to the former shareholders of BancAlabama a letter of transmittal, together with instructions for the exchange of the Certificates representing shares of BancAlabama Common Stock for certificates representing shares of UPC Common Stock.

     BANCALABAMA SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

     Upon surrender to the Exchange Agent of Certificates for BancAlabama Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of BancAlabama

Common Stock surrendering such items a certificate or certificates representing the number of shares of UPC Common Stock to which such holder is entitled and a check for the amount to be paid in lieu of any fractional share (without interest), if any, together with all undelivered dividends or distributions in respect of such shares (without interest thereon), if any. UPC will not be obligated to deliver the consideration to which any former holder of BancAlabama Common Stock is entitled as a result of the Merger until the holder surrenders such holder's certificates representing the shares of BancAlabama Common Stock. Whenever a dividend or other distribution is declared by UPC on UPC Common Stock, the record date for which is at or after the Effective Time, the declaration will include dividends or other distributions on all shares issuable pursuant to the Agreement, but no dividend or other distribution payable after the Effective Time with respect to UPC Common Stock will be paid to the holder of any unsurrendered BancAlabama Common Stock Certificate until the holder duly surrenders such certificate. Upon surrender of such BancAlabama Common Stock Certificate, however, both the UPC Common Stock certificate, together with all undelivered dividends or other distributions (without interest) and any undelivered cash payments to be paid in lieu of fractional shares (without interest), will be delivered and paid with respect to each share represented by such certificate.

     At the Effective Time, the stock transfer books of BancAlabama will be closed to holders of BancAlabama Common Stock immediately prior to the Effective Time and there will be no transfer of shares of BancAlabama Common Stock on BancAlabama's stock transfer books. If Certificates representing shares of BancAlabama Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the shares of UPC Common Stock and a check for the amount due in lieu of fractional shares and undelivered dividends, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

        Consummation of the Merger is subject to various conditions, including
(i) receipt of the approval of the shareholders of BancAlabama of the Agreement, and the consummation of the transactions contemplated thereby, including the Merger as and to the extent required by the law or by the provisions of any governing instrument, (ii) receipt of certain regulatory approvals required for consummation of the Merger, (iii) receipt of a written opinion of counsel from Alston & Bird as to the tax-free nature of the Merger (except to the extent of cash received), (iv) receipt of approval of the shares of UPC Common Stock issuable pursuant to the Merger for listing on the NYSE, subject to official notice of issuance, (v) the Registration Statement being declared effective under the 1933 Act, (vi) the accuracy, as of the date of the
Agreement and as    of the Effective Time, of the representations and
warranties of BancAlabama and UPC as set forth in the Agreement, (vii) the performance of all agreements and the compliance with all covenants of BancAlabama and UPC as set forth in the Agreement, (viii) receipt by UPC and BancAlabama of copies of a letter from Price Waterhouse LLP, addressed to UPC, dated as of the date of filing of the Registration Statement with the SEC and as of the Effective Time, to the effect that the Merger will qualify for pooling-of-interests accounting treatment; (ix) receipt of all consents required for consummation of the Merger or for the preventing of any default under any contract or permit which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect;
(x) the absence of any law or order or any action taken by any court, governmental, or regulatory authority prohibiting, restricting, or making illegal the consummation of the transaction; (xi) receipt by UPC of agreements from each affiliate of BancAlabama, to the extent necessary to assure in the reasonable judgment of UPC that the transactions contemplated will qualify for pooling-of-interests accounting treatment; (xii) on the last business day prior to the Effective Time, the total consolidated assets of BancAlabama, as determined in accordance with generally accepted accounting principles, must be not less than $95 million; (xiii) on the last business day prior to the Effective Time, the shareholders' equity of BancAlabama, as determined in accordance with generally accepted accounting principles, must be no less than $7,241,211; and (xiv) satisfaction of certain other conditions, including the receipt of certain legal opinions and various certificates from the officers of BancAlabama and UPC. See "-- Regulatory Approvals" and "-- Waiver, Amendment, and Termination."

     No assurance can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so. In the event the Merger is not effected on or before

March 1, 1997, the Agreement may be terminated and the Merger abandoned by a vote of a majority of the Board of Directors of either BancAlabama or UPC. See "-- Waiver, Amendment, and Termination."

REGULATORY APPROVALS

     THE MERGER MAY NOT PROCEED IN THE ABSENCE OF RECEIPT OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE TIMING OF SUCH APPROVALS. THERE ALSO CAN BE NO ASSURANCE THAT SUCH APPROVALS WILL NOT BE ACCOMPANIED BY A CONDITIONAL REQUIREMENT WHICH CAUSES SUCH APPROVALS TO FAIL TO SATISFY THE CONDITIONS SET FORTH IN THE AGREEMENT. APPLICATIONS FOR THE APPROVALS DESCRIBED BELOW HAVE BEEN SUBMITTED TO THE APPROPRIATE REGULATORY AUTHORITIES.

     BancAlabama and UPC are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The Merger is subject to the prior approval of the Federal Reserve, pursuant to Section 3 of the BHC Act. In evaluating the Merger, the Federal Reserve considers, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger if (i) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until the 30th day (which the Federal Reserve may reduce to 15 days) following the date of the Federal Reserve approval, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction specifically orders otherwise.

     The Merger also is subject to the approval of the Superintendent of Banks for the State of Alabama. In its evaluation, this regulatory authority will take into account considerations similar to those applied by the Federal Reserve.

WAIVER, AMENDMENT, AND TERMINATION

     To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties, whether before or after shareholder approval of the Agreement has been obtained; provided, that after any such approval by the holders of BancAlabama Common Stock, there shall be made no amendment that modifies in any material respect the consideration to be received by the holders of BancAlabama Common Stock without the further approval of such shareholders. In addition, prior to or at the Effective Time, either BancAlabama or UPC, or both, acting through their respective Boards of Directors, chief executive officers, or other authorized officers may waive any default in the performance of any term of the Agreement by the other party, may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Agreement, and may waive any of the conditions precedent to the obligations of such party under the Agreement, except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation. No such waiver will be effective unless written and unless executed by a duly authorized officer of BancAlabama or UPC, as the case may be.

     The Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (i) by the mutual consent of the Boards of Directors of BancAlabama and UPC; (ii) by the Board of Directors of BancAlabama or UPC (a) in the event of any inaccuracy of any representation or warranty of the other party contained in the Agreement which cannot be or has not been cured within 30 days after giving written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standards set forth in the

Agreement (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement), (b) in the event of a material breach by the other party of any covenant or agreement contained in the Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement), (c) if the Merger is not consummated by March 1, 1997, provided that the failure to consummate is not caused by any willful breach of the Agreement by the party electing to terminate, (d) if (1) any consent of any regulatory authority required for consummation of the Merger and the other transactions contemplated by the Agreement has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal or (2) the shareholders of BancAlabama fail to vote their approval of the matters submitted for the approval by such shareholders at the Special Meeting, or (e) if any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied, fulfilled, or waived by the appropriate party by March 1, 1997, (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement); (iii) by the Board of Directors of BancAlabama pursuant to the relevant provisions of the Agreement described in " -- Possible Adjustment of Exchange Ratio" or by UPC (a) pursuant to the relevant provisions in the Agreement described in " -- Possible Adjustment of Exchange Ratio" or (b) in the event that the Board of Directors of BancAlabama shall have failed to reaffirm its approval of the Merger and the related transactions to the exclusion of any other acquisition proposal, or shall have affirmed, recommended or authorized entering into any other acquisition proposal.

     If the Merger is terminated as described above, the Agreement will become void and have no effect, except that certain provisions of the Agreement, including those relating to the obligations to share certain expenses, maintain the confidentiality of certain information obtained, and return all documents obtained from the other party under the Agreement, will survive. In addition, termination of the Agreement will not relieve any breaching party from liability for any uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. Finally, the Option Agreement will be governed by its own terms as to its termination. See "-- Expenses and Fees" and "-- Option Agreement."

DISSENTERS' RIGHTS

     If the Merger is consummated, holders of BancAlabama Common Stock will be entitled to have the "fair value" of their shares of BancAlabama Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to them in cash, together with interest, if any, by complying with the provisions of Section 262 of the DGCL ("Section 262").

     Shareholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions. A written demand for appraisal of their BancAlabama Common Stock must be delivered to BancAlabama before the taking of the vote of the BancAlabama shareholders at the Special Meeting on approval of the Agreement. Such demand will be sufficient if it reasonably informs BancAlabama of the shareholder's identity and that the shareholder intends thereby to demand appraisal of such holder's shares. This written demand for appraisal of shares must be in addition to and separate from voting against, abstaining from voting, or failing to vote on adoption of the Agreement. Voting against, abstaining from voting, or failing to vote on adoption of the Agreement will not constitute a demand for appraisal within the meaning of Section 262.

     Shareholders electing to exercise their appraisal rights under Section 262 must not vote for adoption of the Agreement. Voting for adoption of the Agreement, or delivering a proxy in connection with the Special Meeting (unless the proxy specifies a vote against, or abstaining from voting on, adoption of the Agreement), will constitute a waiver of a shareholder's right of appraisal and will nullify any written demand for appraisal submitted by the shareholder.

     A demand for appraisal must be executed by or for the shareholder of record, fully and correctly, as such shareholder's name appears on such holder's Certificates. If the BancAlabama Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, such demand must be executed by the fiduciary. If the BancAlabama Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such holder is acting as agent for the record owner.

     A record owner, such as a broker who holds shares of BancAlabama Common Stock as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of BancAlabama Common Stock outstanding in the name of such record owner.

     Shareholders who elect to exercise appraisal rights should mail or deliver their written demands to: BancAlabama, Inc., 312 Clinton Avenue, Huntsville, Alabama 35801; Attention: Jean D. Snead, Vice President and Corporate Secretary. The written demand for appraisal should specify the shareholder's name and mailing address, the number of shares of BancAlabama Common Stock owned, and state that the shareholder is thereby demanding appraisal. Within ten days after the Effective Time, UPC must provide notice of the Effective Time to all shareholders who have complied with Section 262 and have not voted for adoption of the Agreement.

     Within 120 days after the Effective Time, either UPC or any shareholder who has complied with the foregoing requirements of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of shares of the dissenting shareholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Court of Chancery will determine which shareholders are entitled to appraisal rights and will appraise the shares of BancAlabama Common Stock owned by such shareholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., decided February 1, 1983, the Delaware Supreme Court expanded the considerations that could be considered in determining fair value in an appraisal proceeding, stating that " . . . proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court. . ." should be considered, and that ". . . [f]air price obviously requires consideration of all relevant factors involving the value of a company . . ." The Delaware Supreme Court stated that in making this determination of fair value the court must consider ". . . market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger and which throw any light on future prospects of the merged corporation . . ." The court further stated that ". . . elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered . . ." However, the court noted that Section 262 provides that fair value is to be determined ". . . exclusive of any element of value arising from the accomplishment or expectation of the merger . . .".

     The fair value of shares determined under Section 262 could be more than, the same as, or less than the consideration BancAlabama shareholders are entitled to receive pursuant to the Agreement if they do not seek appraisal of their shares. Investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

     At the hearing on such petition filed in the Court of Chancery, the court will determine the shareholders who have complied with Section 262 and who have become entitled to rights. The court may require dissenting shareholders to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. Failure of a dissenting shareholder to submit such holder's certificates may result in the dismissal of such shareholder's appraisal proceedings.

     The cost of the appraisal proceeding may be determined by the Court of Chancery and taxed against the parties as the court deems equitable in the circumstances. Upon application of a dissenting shareholder, the court may order that all or a portion of the expenses incurred by any dissenting shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of BancAlabama Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

     Any shareholder who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose the shares of BancAlabama Common Stock subject to such demand or to receive payment of dividends or other distributions, if any, on such shares, except for dividends or distributions payable to shareholders of record as of a date prior to the Effective Time.

     At any time within 60 days after the Effective Time, any former holder of BancAlabama Common Stock will have the right to withdraw a demand for appraisal and to accept the consideration offered in the Agreement. After this period, such holder may withdraw such holder's demand for appraisal only with the consent of UPC. If no petition for appraisal is filed with the Court of Chancery within 120 days after the Effective Time, shareholders' rights to appraisal shall cease and all shareholders will be entitled to receive the consideration provided in the Agreement. Inasmuch as UPC has no obligation to file such a petition, and has no present intention to do so, any shareholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Court of Chancery demanding appraisal will be dismissed as to any shareholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just.

     Within 120 days after the Effective Time, any shareholder who has complied with the foregoing requirements of Section 262 is entitled, upon written request, to receive from UPC a statement setting forth the aggregate number of shares not voted in favor of the Merger and the aggregate number of holders of shares who have demanded appraisal. Such written statement shall be mailed to such shareholder within ten days of such holder's request.

     The foregoing is only a summary of the rights of dissenting holders of BancAlabama Common Stock. Any holder of BancAlabama Common Stock who intends to dissent should carefully review the text of the Delaware statutory law set forth in Appendix B to this Proxy Statement and should also consult with such holder's attorney. The failure of a BancAlabama shareholder to follow precisely the procedures summarized above and set forth in Appendix B to this Proxy Statement, may result in loss of appraisal rights. No further notice of the events giving rise to appraisal rights or any steps associated therewith will be furnished to holders of BancAlabama Common Stock, except as indicated above or otherwise required by law.

     In general, any dissenting shareholder who perfects such holder's right to be paid the "fair value" of such holder's BancAlabama Common Stock in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of such cash. See "-- Certain Federal Income Tax Consequences."

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Agreement, BancAlabama has agreed that unless the prior written consent of UPC has been obtained, and except as otherwise expressly contemplated in the Agreement, BancAlabama will (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and assets and maintain its rights and franchises, (iii) use its reasonable efforts to maintain its current employee relationships, and (iv) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of a condition or restriction of the type referred to in the Agreement or prevent the transactions contemplated by the Agreement, including the Merger, from qualifying for pooling-of-interests account treatment or as a reorganization within the meaning of Section 368(a) of the Code (see
"-- Certain Federal Income Tax Consequences"), or (b) materially adversely affect the ability of any party to perform its covenants and agreements under the Agreement.

     In addition, BancAlabama has agreed that, except as specifically permitted by the Agreement, prior to the earlier of the Effective Time or termination of the Agreement, BancAlabama will not, except with the prior written consent of the chief executive officer, president, or chief financial officer of UPC or as expressly contemplated or permitted by the Agreement, agree or commit to do, or permit any of its subsidiaries to agree or commit to do, any of the following:
(i) amend the Charter, Bylaws, or other governing instruments of any BancAlabama company; (ii) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a BancAlabama company to another BancAlabama company) in excess of an aggregate of $100,000 (for the BancAlabama companies on a consolidated basis) except in the ordinary course of business of the BancAlabama subsidiaries consistent with past practices (which shall include, for BancAlabama subsidiaries that are depository institutions, the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or the Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any asset of any BancAlabama company of any lien or permit any such lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and liens in effect as of the date of the Agreement that were previously disclosed to UPC by BancAlabama); (iii) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any BancAlabama company, or declare or pay any dividend or make any other distribution in respect of any BancAlabama capital stock; (iv) except pursuant to the Agreement, or pursuant to the exercise of stock options outstanding as of the date of the Agreement and pursuant to the terms of the stock options on the date of the Agreement, or pursuant to the Option Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of BancAlabama Common Stock, or any other capital stock of any BancAlabama company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; (v) adjust, split, combine, or reclassify any capital stock of any BancAlabama company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of BancAlabama Common Stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any BancAlabama subsidiary (unless any such shares of stock are sold or otherwise transferred to another BancAlabama company) or any assets having a book value in excess of $200,000 other than in the ordinary course of business for reasonable and adequate consideration; (vi) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of five years or less, or Federal Home Loan Bank stock, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person other than a wholly-owned BancAlabama subsidiary, or otherwise acquire direct or indirect control over any person, with certain exceptions; (vii) grant any increase in compensation or benefits to the employees or officers of any BancAlabama company, except in accordance with past practices as previously disclosed to UPC by BancAlabama or as required by law; pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect on the date of the Agreement, and previously disclosed to UPC by BancAlabama; enter into or amend any severance agreements with officers of any BancAlabama company; or grant any material increase in fees or other increases in compensation or other benefits to directors of any BancAlabama company except in accordance with past practices as previously disclosed to UPC by BancAlabama;
(viii) voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits other than the acceleration of vesting which occurs under a benefit plan upon a change of control of BancAlabama; (ix) enter into or amend any employment contract between any BancAlabama company and any person (unless such amendment is required by law) that the BancAlabama company does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time; (x) adopt any new employee benefit plan of any BancAlabama company or make any material change in or to any existing employee benefit plans of any BancAlabama company other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distribution from such employee benefit plans, except as required by law, the terms of the plans, or consistent with past practices; (xi) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles; (xii) commence or settle any litigation other than in accordance with past practice or settle any litigation involving any liability of any BancAlabama company for material money damages or restrictions upon the operations of any BancAlabama company; or
(xiii) enter into, modify, amend or terminate any material contract (excluding certain contracts specifically addressed in the Agreement) or waive, release, compromise or assign any material rights or claims.

     The Agreement also provides that from the date of the Agreement until the earlier of the Effective Time or the termination of the Agreement, UPC covenants and agrees that it will (i) continue to conduct its business and the business of its subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the UPC Common Stock and the business prospects of the UPC companies and (ii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of a condition or restriction of the type referred to in the Agreement or prevent the transactions contemplated by the Agreement, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code, or (b) materially adversely affect the ability of any party to perform its covenants and agreements under the Agreement; provided, that any UPC company may acquire any other company or discontinue or dispose of any of its assets or business if such action is, in the judgment of UPC, desirable in the conduct of the business of UPC and its subsidiaries. See "-- Certain Federal Income Tax Consequences."

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Consummation of the Merger will not alter the present management team or Board of Directors of UPC. Information concerning the management of UPC is included in the documents incorporated herein by reference. See "Documents Incorporated by Reference." For additional information regarding the interests of certain persons in the Merger, see "-- Interests of Certain Persons in the Merger."

     BNF will be the surviving corporation resulting from the Merger and shall continue to be governed by the laws of the State of Delaware and operate in accordance with its Certificate of Incorporation ("Certificate") and Bylaws as in effect on the date, and immediately prior to the Effective Time, of the Agreement until otherwise amended or repealed after the Effective Time.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     General. Certain members of BancAlabama management and of the BancAlabama Board of Directors have interests in the Merger that are in addition to any interests they may have as shareholders of BancAlabama generally. These interests include, among other things, provisions in the Agreement relating to indemnification of BancAlabama directors and officers, and certain severance and other employee benefits, as described below.

     Indemnification and Insurance. The Agreement provides that UPC will indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of the BancAlabama companies against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Agreement and the Option Agreement) to the full extent permitted under Delaware law and by BancAlabama's Certificate of Incorporation or Bylaws, or to the full extent covered by existing insurance policies of BancAlabama as in effect as of the date of the Agreement. In any case in which approval by UPC is required to effectuate any indemnification, UPC shall direct, at the election of the indemnified party, the determination of any such approval will be made by independent counsel mutually agreed upon between UPC and the indemnified party.

     BancAlabama Executive Arrangements. Officers of BancAlabama are employees at will, and none of the officers of BancAlabama has a written employment contract. William R. Collins, Chairman of the Board and Chief Executive Officer of BancAlabama, has an Executive Benefit Agreement effective January 3, 1995, with BancAlabama which provides a split-dollar life insurance benefit to Mr. Collins. This agreement will be assumed by BNF in the Merger. After the Merger, UPC and William R. Collins will enter into an employment agreement wherein Mr. Collins will be employed by UPC in an executive capacity for a period of one year with successive one-year renewal options with compensation equal to the annual base salary received by Mr. Collins from BancAlabama as of the date of the Agreement. If Mr. Collins' employment is terminated by UPC without cause, UPC will be obligated to pay Mr. Collins his compensation until he attains age 70.

     Director and Officer Stock Options. BancAlabama has a Nonstatutory Stock Option Plan ("BancAlabama Option Plan") for officers, directors, and employees whereby options are granted to purchase shares of BancAlabama's Common Stock at an option price as determined by BancAlabama's Board of Directors. Options granted under this plan cannot exceed the aggregate of 132,000 and no options can be granted after the year 1999. Pursuant to the Agreement, each option issued under the BancAlabama Option Plan that is outstanding at the Effective Time will be converted into an option to purchase that number of whole shares of UPC Common Stock (and cash in lieu of fractional shares as previously described herein) equal to the number of shares of BancAlabama Common Stock subject to such option multiplied by the Exchange Ratio. The per share exercise price under each such option shall be adjusted by dividing the per share exercise price under each such option by the Exchange Ratio and rounding up to the nearest cent. As a result of the change in control of BancAlabama, at the Effective Time, all participants shall become fully vested in all options granted to them pursuant to the provisions of the BancAlabama Option Plan.

     The following table sets forth with respect to executive officers individually and all executive officers as a group (collectively, the "Executive Officer Group"): (i) the number of shares covered by options held by such persons, (ii) the weighted average exercise price of all such options held by such persons, and (iii) the aggregate value (i.e., stock price less option exercise price) of all such options based upon the per share value of BancAlabama Common Stock on the Record Date. As noted above, all BancAlabama stock options are currently exercisable. There are no outside director stock options.

                                                                        WEIGHTED AVERAGE     AGGREGATE
                                                                         EXERCISE PRICE      VALUE OF
                                                       OPTIONS HELD        PER OPTION         OPTIONS
                                                       ------------     ----------------     ---------
W. R. Collins........................................      60,000            $10.00          $ 240,000
Jean D. Snead........................................      10,000             10.00             40,000
Robert F. Harwell....................................      10,000             10.00             40,000
Michael J. Williams..................................      10,000             10.00             40,000
Robert E. DeNeefe....................................      10,000             11.00             30,000
Executive Officer Group (5 persons)..................     100,000             10.10            390,000

     Other Matters Relating to BancAlabama Employee Benefit Plans. The Agreement also provides that, after the Effective Time, UPC will provide generally to officers and employees of the BancAlabama companies who, at or after the Effective Time, become officers or employees of a UPC company, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of UPC Common Stock, except as set forth in the Agreement), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the UPC companies to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, the service of the employees of the BancAlabama Companies prior to the Effective Time shall be treated as service with a UPC company participating in such employee benefit plans. The Agreement further provides that the Surviving Corporation will cause its subsidiaries to honor, in accordance with their terms, all employment, severance, consulting, and other compensation contracts disclosed to UPC between any BancAlabama company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the BancAlabama benefit plans.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO BANCALABAMA SHAREHOLDERS. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS AS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO BANCALABAMA SHAREHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, INSURANCE COMPANIES, AND CORPORATIONS, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. BANCALABAMA SHAREHOLDERS, THEREFORE, ARE

URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

     The Merger is intended to constitute a "reorganization" within the meaning of section 368(a) of the Code, with BancAlabama and UPC each intended to qualify as a "party to a reorganization" under section 368(b) of the Code, in which case the following tax consequences will generally result (subject to the limitations and qualifications referred to herein):

          (a) The Merger will qualify as a reorganization within the meaning of Sections 368(a) of the Code. Each of BancAlabama, BNF, and UPC will be a party to a reorganization within the meaning of Section 368(b).

          (b) No gain or loss will be recognized by BancAlabama upon the transfer of its assets to BNF in exchange solely for UPC Common Stock and the assumption by BNF of the liabilities of BancAlabama.

          (c) No gain or loss will be recognized by UPC and BNF on receipt by BNF of BancAlabama's assets in exchange for UPC Common Stock.

          (d) The basis of BancAlabama's assets in the hands of BNF will, in each case, be the same as the basis of those assets in the hands of BancAlabama immediately prior to the transaction.

          (e) The holding period of the assets of BancAlabama in the hands of BNF will, in each case, include the period during which such assets were held by BancAlabama.

          (f) No gain or loss will be recognized by a BancAlabama shareholder upon the receipt of UPC Common Stock solely in exchange for their shares of BancAlabama Common Stock.

          (g) The basis of the UPC Common Stock received by a BancAlabama shareholder in the transaction will be the same as the basis of the BancAlabama Common Stock surrendered in exchange therefore less the basis allocated to any fractional share of UPC Common Stock settled by cash payment.

          (h) The holding period of the UPC Common Stock received by a BancAlabama shareholder (including the holding period of any fractional share interest) will include the holding period of the BancAlabama Common Stock surrendered in exchange therefor, provided the BancAlabama Common Stock was held as a capital asset on the date of the exchange.

          (i) The payment of cash in lieu of fractional shares of UPC Common Stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by UPC. These cash payments will be treated as having been received as distributions in full payment in exchange for the fractional shares of UPC Common Stock redeemed as provided in Section 302(a). Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging shareholder.

          (j) Where solely cash is received by a BancAlabama shareholder in exchange for his shares of BancAlabama Common Stock pursuant to the exercise of dissenters' rights of appraisal, such cash will be treated as having been received in redemption of his shares of BancAlabama Common Stock, subject to the provisions and limitations of Section 302 of the Code.

     A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service ("IRS"). Instead, Alston & Bird, counsel to UPC, will render an opinion to BancAlabama and UPC concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that, based upon the assumption the Merger is consummated in accordance with Delaware law and in conformity with the representations made by the management of BancAlabama and UPC, the transaction will constitute a "reorganization" within the meaning of section 368(a) of the Code ("Tax Opinion"). The Tax Opinion does not address any state, local, or other tax consequences of the Merger. The Tax Opinion does not bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinion will be subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations made by the management of BancAlabama and UPC, as to, among other things, the fact that there is no plan or intention by any of the shareholders of BancAlabama who own one percent (1%) or more of the outstanding BancAlabama Common Stock, and to the best of the knowledge of the management of BancAlabama, the remaining BancAlabama shareholders have no plan or intention, to sell, exchange, or otherwise dispose of a number of shares of UPC Common Stock that they will receive in the Merger that will reduce on the part of the BancAlabama shareholders such shareholders' ownership of UPC Common Stock to a number of shares having an aggregate value as of the date of the Merger of less than fifty percent (50%) of the aggregate value of all of the stock of BancAlabama outstanding immediately prior to the Merger.

     A successful IRS challenge to the "reorganization" status of the Merger would result in a BancAlabama shareholder recognizing gain or loss with respect to each share of BancAlabama Common Stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the UPC Common Stock received in exchange therefor. In such event, a BancAlabama shareholder's aggregate basis in the UPC Common Stock received would equal its fair market value and his or her holding period for such stock would begin the day after the Merger.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests. Under the pooling-of-interests method of accounting, the recorded amounts of the assets and liabilities of BancAlabama will be carried forward at their previously recorded amounts, and due to BancAlabama not being significant to UPC, only the current year financial information will be restated as though BancAlabama and UPC had been combined at the beginning of the year.

     In order for the Merger to qualify for pooling-of-interests accounting treatment, substantially all (90% or more) of the outstanding BancAlabama Common Stock must be exchanged for UPC Common Stock with substantially similar terms. There are certain other criteria that must be satisfied in order for the Merger to qualify as a pooling of interests, some of which criteria cannot be satisfied until after the Effective Time. In addition, it is a condition to closing that Price Waterhouse LLP deliver a letter to UPC, dated as of the Effective Time, to the effect the Merger will qualify for pooling-of-interests accounting treatment.

     For information concerning certain conditions to be imposed on the exchange of BancAlabama Common Stock for UPC Common Stock in the Merger by affiliates of BancAlabama and certain restrictions to be imposed on the transferability of the UPC Common Stock received by those affiliates in the Merger in order, among other things, to ensure the application of pooling-of-interests accounting treatment, see "-- Resales of UPC Common Stock."

EXPENSES AND FEES

     The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of UPC and BancAlabama will bear and pay one-half of the printing costs in connection with the Registration Statement and this Proxy Statement.

RESALES OF UPC COMMON STOCK

        Shares of UPC Common Stock to be issued to shareholders of BancAlabama in connection with the Merger will be registered under the Securities Act. All shares of UPC Common Stock received by holders of BancAlabama Common Stock and all shares of UPC Common Stock issued and outstanding immediately prior to the Effective Time, upon consummation of the Merger will be freely transferable by those shareholders of BancAlabama not deemed to be "Affiliates" of BancAlabama or UPC. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with BancAlabama or UPC at the time of the Special Meeting (generally, executive officers, directors and 10% shareholders).

     Rules 144 and 145 promulgated under the Securities Act restrict the sale of UPC Common Stock received in the Merger by Affiliates and certain of their family members and related interests. Generally speaking, during the two years following the Effective Time, Affiliates of BancAlabama or UPC may resell publicly the UPC Common Stock received by them in the Merger within certain limitations as to the amount of UPC Common Stock sold in any three-month period and as to the manner of sale. After the two-year period, such Affiliates of BancAlabama who are not affiliates of UPC may resell their shares without restriction. The ability of Affiliates to resell shares of UPC Common Stock received in the Merger under Rule 144 or 145 as summarized herein generally will be subject to UPC's having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates will receive additional information regarding the effect of Rules 144 and 145 on their ability to resell UPC Common Stock received in the Merger. Affiliates also would be permitted to resell UPC Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Proxy Statement does not cover any resales of UPC Common Stock received by persons who may be deemed to be Affiliates of BancAlabama or UPC.

     BancAlabama has agreed to use its reasonable efforts to cause each person who may be deemed to be an Affiliate of BancAlabama to execute and deliver to UPC not later than 30 days prior to the Effective Time, an agreement (each, an "Affiliate Agreement") providing that such Affiliate will not sell, pledge, transfer, or otherwise dispose of any BancAlabama Common Stock held by such Affiliate except as contemplated by the Agreement or the Affiliate Agreement, and will not sell, pledge, transfer or otherwise dispose of any UPC Common Stock received by such Affiliate upon consummation of the Merger (i) except in compliance with the Securities Act and the rules and regulations thereunder and
(ii) until such time as financial results covering 30 days of combined operations of UPC and BancAlabama have been published. If the Merger will qualify for pooling-of-interests accounting treatment, shares of UPC Common Stock issued to such affiliates of BancAlabama in exchange for shares of BancAlabama Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of UPC and BancAlabama have been published, regardless of whether each such Affiliate has provided an Affiliate Agreement (and UPC shall be entitled to place restrictive legends upon certificates for shares of UPC Common Stock issued to affiliates of BancAlabama). Certificates representing shares of BancAlabama Common Stock surrendered for exchange by any person who is an Affiliate of BancAlabama for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing shares of UPC Common Stock until UPC has received such a written agreement from such person. Prior to publication of such results, UPC will not transfer on its books any shares of UPC Common Stock received by an Affiliate pursuant to the Merger. The stock certificates representing UPC Common Stock issued to Affiliates in the Merger may bear a legend summarizing the foregoing restrictions. See "-- Conditions to Consummation of the Merger."

OPTION AGREEMENT

     As an inducement and a condition to UPC entering into the Agreement, BancAlabama and UPC entered into the Option Agreement, pursuant to which BancAlabama granted UPC an option (the "Option") entitling it to purchase up to 139,921 shares (representing 19.9% of the shares issued and outstanding before giving effect to the exercise of such Option) of BancAlabama Common Stock under the circumstances described below, at a cash price per share equal to $10.29, subject to possible adjustment in certain circumstances. Notwithstanding the foregoing, under the terms of the Option Agreement, UPC will be precluded from purchasing in excess of that number of shares of BancAlabama Common stock which has a "spread value" (defined generally as the difference between the value of BancAlabama Common Stock and the per share exercise price of the option multiplied by the number of shares to be purchased) that exceeds $550,000. This description of the Option Agreement and the Option does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, which is filed as an exhibit to this Registration Statement and incorporated herein by reference.

     Subject to applicable law and regulatory restrictions, UPC may exercise the Option, in whole or in part, if, but only if, a Purchase Event (as defined below) occurs prior to the Option's termination; provided that

UPC, at the time, is not in material breach of the Option Agreement or the Agreement. As defined in the Option Agreement, "Purchase Event" means either of the following events:

          (a) without UPC's written consent, BancAlabama authorizing, recommending, publicly proposing, or publicly announcing an intention to authorize, recommend, or propose or entering into an agreement with any third party to effect (i) a merger, consolidation, or similar transaction involving BancAlabama or any of its subsidiaries (other than transactions solely between BancAlabama's subsidiaries), (ii) except as permitted by the Agreement, the disposition, by sale, lease, exchange, or otherwise, of 35% or more of the consolidated assets of BancAlabama and its subsidiaries or
     (iii) the issuance, sale, or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 35% or more of the voting power of BancAlabama or any of its subsidiaries; or

          (b) any third party acquiring beneficial ownership, or the right to acquire beneficial ownership of, or the formation of any group (as defined under the Exchange Act) that beneficially owns or has the right to acquire beneficial ownership of, 35% or more of the outstanding shares of BancAlabama Common Stock.

     The Option will terminate upon the earliest of the following:

          (a) the Effective Time;

          (b) termination of the Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Agreement under certain circumstances involving a willful breach by BancAlabama) (a "Default Termination");

          (c) 15 months after termination of the Agreement by UPC pursuant to a Default Termination;

     and

          (d) 15 months after termination of the Agreement (other than pursuant to a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event.

     As defined in the Option Agreement, "Preliminary Purchase Event" includes either of the following events:

          (a) commencement or filing of a registration statement under the Securities Act by any third party of a tender offer or exchange offer to purchase any shares of BancAlabama Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then-outstanding shares of BancAlabama Common Stock (a "Tender Offer" or an "Exchange Offer," respectively); or

          (b) failure of the shareholders of BancAlabama to approve the Agreement at the meeting of such shareholders held for the purpose of voting on the Agreement, the failure to have such meeting or the cancellation thereof prior to termination of the Agreement, or the withdrawal or modification by BancAlabama's Board of Directors in a manner adverse to UPC of the recommendation of the Board of Directors with respect to the Agreement after public announcement that a third party (i) made, or disclosed an intention to make, a proposal to engage in an acquisition transaction, (ii) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or
     (iii) filed an application under certain federal statutes for approval to engage in an acquisition transaction.

     In the event of any change in BancAlabama Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of securities subject to the Option, and the purchase price per share, as the case may be, will be adjusted appropriately. In the event that any additional shares of BancAlabama Common Stock are issued after April 26, 1996 (other than pursuant to an event described in the preceding sentence), the number of shares of BancAlabama Common Stock subject to the Option will be adjusted so that, after such issuance, it, together with any shares of BancAlabama Common Stock previously issued pursuant to the Option Agreement, equals 19.9% of the number of shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option and subject to the limitation on Spread Value, described above.

     Upon the occurrence of a Repurchase Event (as defined below) that occurs prior to the exercise or termination of the Option, at the request of UPC, delivered within 12 months of the Repurchase Event, BancAlabama will, subject to regulatory restrictions, be obligated to repurchase the Option and any shares of BancAlabama Common Stock therefor purchased pursuant to the Option Agreement at a specified price which in no case will exceed $550,000.

     As defined in the Option Agreement, a "Repurchase Event" shall occur if (i) any person (other than UPC or any UPC subsidiary) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange
Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 50% or more of the then-outstanding shares of BancAlabama Common Stock, or (ii) any of the following transactions is consummated: (a) BancAlabama consolidates with or merges into any person, other than UPC or one of UPC's subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger; (b) BancAlabama permits any person, other than UPC or one of UPC's subsidiaries, to merge into BancAlabama and BancAlabama shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of BancAlabama Common Stock shall be changed into or exchanged for stock or other securities of BancAlabama or any other person or cash or any other property or the outstanding shares of BancAlabama Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (c) BancAlabama sells or otherwise transfers all or substantially all of its assets to any person, other than UPC or one of UPC's subsidiaries.

     In the event that prior to the exercise or termination of the Option, BancAlabama enters into an agreement to engage in any of the transactions described in clause (ii) of the definition of Repurchase Event above, the agreement governing such transaction must make proper provision so that the Option will, upon consummation of such transaction, be converted into, or exchanged for, an option with terms similar to the Option, at the election of UPC, of either the acquiring person or any person that controls the acquiring person.

     After the occurrence of a Purchase Event, UPC may assign the Option Agreement and its rights thereunder in whole or in part.

     Upon the occurrence of certain events, BancAlabama has agreed to file with the SEC and to cause to become effective certain registration statements under the Securities Act with respect to dispositions by UPC and its assigns of all or part of the Option and/or any shares of BancAlabama Common Stock into which the Option is exercisable.

                 EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS

     As a result of the Merger, holders of BancAlabama Common Stock will be exchanging their shares of a Delaware corporation governed by the DGCL and BancAlabama's Certificate of Incorporation, as amended (the "Certificate"), and Bylaws, for shares of UPC, a Tennessee corporation governed by the Tennessee Act and UPC's Charter of Incorporation, as amended (the "Charter"), and Bylaws. Certain significant differences exist between the rights of BancAlabama shareholders and those of UPC shareholders. The differences deemed material by BancAlabama and UPC are summarized below. In particular, UPC's Charter and Bylaws contain several provisions that may be deemed to have an anti-takeover effect in that they could impede or prevent an acquisition of UPC unless the potential acquirer has obtained the approval of UPC's Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the DGCL and the Laws of Tennessee as well as to UPC's Charter and Bylaws and BancAlabama's Certificate and Bylaws.

ANTI-TAKEOVER PROVISIONS GENERALLY

     The provisions of UPC's Charter and Bylaws described below under the headings, "-- Authorized Capital Stock," "-- Amendment of Charter and Bylaws," "-- Classified Board of Directors and Absence of

Cumulative Voting," "-- Director Removal and Vacancies," "-- Limitations on Director Liability," "-- Indemnification," "-- Special Meeting of Shareholders," "-- Actions by Shareholders Without a Meeting," "-- Shareholder Nominations and Proposals" and "-- Business Combinations" are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist UPC's Board of Directors in playing a role if any group or person attempts to acquire control of UPC, so that the Board can further protect the interests of UPC and its shareholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the shareholders upon such a sale.

     Although UPC's management believes the Protective Provisions are, therefore, beneficial to UPC's shareholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, UPC's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, UPC may be able to avoid those expenditures of time and money.

     The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of UPC Common Stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of UPC Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of UPC through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for UPC's shareholders to replace the Board of Directors or management, even if a majority of the shareholders believe such replacement is in the best interests of UPC. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

     UPC. UPC's Charter authorizes the issuance of up to (i) 100,000,000 shares of UPC Common Stock, of which 46,120,313 shares were issued and outstanding as of June 30, 1996, and (ii) 10,000,000 of no par value preferred stock ("UPC Preferred Stock"), of which no shares of UPC Series A Preferred Stock, and 3,489,336 shares of UPC Series E Preferred Stock were issued and outstanding as of June 30, 1996. UPC's Board of Directors may authorize the issuance of additional shares of UPC Common Stock without further action by UPC's shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which UPC's capital stock may be listed.

     Similarly, with certain exceptions, UPC's Board of Directors may issue, without any further action by the shareholders, shares of UPC Preferred Stock, in one or more classes or series, with such voting, conversion, dividend, and liquidation rights as specified in UPC's Charter. In providing for the issuance of such shares, UPC's Board of Directors may determine, among other things, the distinctive designation and number of shares comprising a series of preferred stock, the dividend rate or rates on the shares of such series and the relation of such dividends to the dividends payable on other classes of stock, whether the shares of such series shall be convertible into or exchangeable for shares of any other class or series of UPC capital stock, the voting powers if any of such series, and any other preferences, privileges, and powers of such series.

     In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of UPC, the holders of any series of UPC Preferred Stock will have priority over holders of UPC Common Stock.

     The authority to issue additional shares of UPC Common Stock or Preferred Stock provides UPC with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of UPC Common Stock and UPC Preferred Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of UPC. In addition, the sale of a substantial number of shares of UPC voting stock to persons who have an understanding with UPC concerning the voting of such shares, or the distribution or declaration of a dividend of shares of UPC voting stock (or the right to receive UPC voting stock) to UPC shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of UPC.

     In 1989, the UPC Board of Directors adopted a Share Purchase Rights Plan ("Preferred Share Rights Plan") and distributed a dividend of one Preferred Share Unit Purchase Right ("Preferred Share Right") for each outstanding share of UPC Common Stock. In addition, under the Preferred Share Rights Plan, one Preferred Share Right is to be automatically, and without further action by UPC, distributed in respect to each share of UPC Common Stock issued after adoption of the Preferred Share Rights Plan. The Preferred Share Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of UPC to treat each shareholder on a fair and equal basis. Each Preferred Share Right trades in tandem with the share of UPC Common Stock to which it relates until the occurrence of certain events indicating a potential change in control of UPC. Upon the occurrence of such an event, the Preferred Share Rights would separate from UPC Common Stock and each holder of a Preferred Share Right (other than the potential acquiror) would be entitled to purchase certain equity securities at prices below their market value. UPC has authorized 750,000 shares of Series A Preferred Stock for issuance under the Preferred Share Rights Plan and no shares have been issued as of the date of this Proxy Statement. Until a Preferred Share Right is exercised, the holder thereof, as such, has no rights of a shareholder of UPC, including the right to vote or receive dividends.

     BancAlabama.  BancAlabama's Certificate authorizes the issuance of up to
(i) 2,000,000 shares of BancAlabama Common Stock, of which 703,122 shares were issued and outstanding as of the BancAlabama Record Date, and (ii) 500,000 shares of $1.00 par value preferred stock ("BancAlabama Preferred Stock"), of which no shares had been issued as of the BancAlabama Record Date. BancAlabama's Board of Directors may authorize the issuance of additional authorized shares of BancAlabama Common Stock without further action by BancAlabama's shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which BancAlabama's capital stock may be listed.

     Subject to certain provisions of the DGCL, BancAlabama's Board of Directors may issue, without any further action by the shareholders, shares of BancAlabama Preferred Stock, in one or more classes or series, with such voting, conversion, dividend, and liquidation rights as the board may specify. In establishing and issuing shares of BancAlabama Preferred Stock, BancAlabama's Board of Directors may designate that BancAlabama Preferred Stock will have voting rights in excess of one vote per share or will vote as a separate class on any or all matters, thus diluting the voting power of the BancAlabama Common Stock. The board also may designate that BancAlabama Preferred Stock will have dividend rights that are cumulative and that receive preferential treatment compared to BancAlabama Common Stock, and that such BancAlabama Preferred Stock will have liquidation rights with priority over BancAlabama Common Stock in the event of BancAlabama's liquidation.

AMENDMENT OF CHARTER AND BYLAWS

     UPC. The Charter of UPC generally provides that amendments thereto may be adopted in any manner permitted by the TBCA. The TBCA generally provides that a corporation's charter may be amended by a majority of votes entitled to be cast on the amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders. The Charter requires a vote of two-thirds or more of the shares of capital stock entitled to vote in an election of directors to amend the articles of the Charter governing directors and to remove a director from office whether with or without cause. A two-thirds vote is also required to amend, alter or repeal the article of the Charter relating to business combinations.

     The Board of Directors may adopt, amend, or repeal the Bylaws by a majority vote of the entire Board of Directors. The Bylaws adopted by the Board of Directors may then be further amended or repealed by an action of UPC's shareholders.

     UPC's Charter also provides that all corporate powers of UPC shall be exercised by the Board of Directors except as otherwise provided by law. The Board may designate an executive committee consisting of


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

five or more directors and may authorize such committee to exercise all of the authority of the Board, including the authority to adopt, amend and repeal the Bylaws, to submit any action to the shareholders, to fill vacancies on the Board or any committee, to declare dividends or other corporate distributions, and to issue or reissue any capital stock or any warrant, right or option to acquire capital stock of the corporation.

     BancAlabama. The Certificate of BancAlabama generally provides that the Certificate may be amended or repealed by the affirmative vote of a majority of the shares entitled to vote thereon and a majority of the shares of each class entitled to vote thereon, as prescribed by the DGCL. However, the provisions of BancAlabama's Certificate relating to amendment of the article of the Certificate relating to directors, and the article of the Certificate relating to business combinations may be amended or repealed only by the affirmative vote of the holders of at least seventy-five percent of BancAlabama's outstanding voting stock.

     Pursuant to BancAlabama's Certificate, the Board of Directors generally has the power to alter, amend, repeal, or adopt Bylaws. The Bylaws adopted by the Board may be altered, amended, or repealed, and new Bylaws may be adopted, by the shareholders.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     UPC. The Charter of UPC provides that UPC's Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of UPC's having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year, which effectively requires two annual meetings for UPC's shareholders to change a majority of the members of the Board. The purpose of dividing UPC's Board of Directors into classes is to facilitate continuity and stability of leadership of UPC by ensuring that experienced personnel familiar with UPC will be represented on UPC's Board at all times, and to permit UPC's management to plan for the future for a reasonable time. However, by potentially delaying the time within which an acquirer could obtain working control of the Board, this provision may discourage some potential mergers, tender offers, or takeover attempts.

     Pursuant to the Charter of UPC, each shareholder is entitled to one vote for each share of UPC Common Stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The shareholder has the right to distribute all of his votes in any manner among any number of candidates or to accumulate such shares in favor of one candidate. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of UPC Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining UPC Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting thus could make it more difficult for a shareholder who acquires less than a majority of the shares of UPC Common Stock to obtain representation on UPC's Board of Directors.

     BancAlabama. As allowed by the DGCL, BancAlabama's Bylaws contain a provision similar to the provision in the Bylaws of UPC that requires that the Board of Directors shall be divided into three classes serving staggered three-year terms, with the terms of one class of directors to expire each year. Pursuant to the Bylaws of BancAlabama, each shareholder generally is entitled to one vote for each share of BancAlabama Common Stock held and is not entitled to cumulative voting rights in the election of directors.

DIRECTOR REMOVAL AND VACANCIES

     UPC. UPC's Charter provides that a director may be removed by the shareholders only upon the affirmative vote of the holders of two-thirds of the voting power of all shares of capital stock entitled to vote generally in the election of directors. The purpose of this provision is to prevent a majority shareholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that shareholder. Accordingly, the provision may have the effect of impeding efforts to gain control of the Board of Directors by anyone who obtains a controlling interest in UPC Common Stock. Vacancies on


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

the board of directors may be filled by the board of directors or shareholders, as provided under the UPC Bylaws and the TBCA. The term of a director appointed to fill a vacancy expires at the next meeting of shareholders at which directors are elected.

     BancAlabama. The DGCL provides that, unless the corporation's certificate of incorporation provides otherwise, the shareholders of a corporation that has a classified board (as described above) may remove a director only for cause. In addition, the DGCL provides that, unless the corporation's certificate of incorporation provides for a higher voting requirement, directors may be removed by the holders of a majority of the shares then entitled to vote in the election of such directors. BancAlabama's Certificate and Bylaws provide that directors may be removed with cause and by the affirmative vote of at least a majority of all shares entitled to vote in the election of such director or directors.

LIMITATIONS ON DIRECTOR LIABILITY

     UPC. UPC's Charter does not address the issue of director liability to the corporation.

     BancAlabama. BancAlabama's Certificate contains a provision limiting directors' liability to the corporation or its shareholders. Under BancAlabama's Certificate, as allowed by Section 102 of the DGCL, a BancAlabama director will not have personal liability to BancAlabama or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to BancAlabama or its shareholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any act or omission under
Section 174 of the DGCL (involving certain unlawful dividends and stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, even gross negligence. It would not permit, however, a director to be exculpated for liability for actions involving conflicts of interest or breaches of the traditional duty of loyalty to BancAlabama and its shareholders, and it would not affect the availability of injunctive or other equitable relief to BancAlabama or its shareholders.

INDEMNIFICATION

     UPC. Under the TBCA, subject to certain exceptions, a corporation may indemnify an individual made a party to a proceeding, because he is or was a director, against liability incurred in the proceeding if (i) he conducted himself in good faith; (ii) he reasonably believed (a) in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation, and (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful (the "Standard of Conduct"). Moreover, unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of a written affirmation by the director of his good faith belief that he or she has met the Standard of Conduct and an undertaking by or on behalf of a director to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation against such expenses. Before any such indemnification is made, it must be determined that such indemnification would not be precluded by Part 5 of the TBCA.

     A director may also apply for court-ordered indemnification under certain circumstances. Unless a corporation's articles of incorporation provide otherwise, (i) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director; (ii) the corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent as to a director; and (iii) a corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

     UPC's Charter and Bylaws provide for the indemnification of its directors and officers, to the fullest extent permitted by Tennessee law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling UPC pursuant to the foregoing provisions, UPC has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

     BancAlabama. BancAlabama's Bylaws provide that BancAlabama will indemnify any director or any officer elected by the Board of Directors, and may indemnify any other officer, employee, or agent of BancAlabama (or any such person serving at the request of BancAlabama in one of those capacities for another corporation, partnership, trust, or other enterprise) who was, is, or is threatened to be, made a party to any action, suit, or proceeding, not brought by or in the right of BancAlabama, by reason of the fact that he is or was such a director, officer, employee, or agent, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by that individual in connection with that action, if he acted in a manner reasonably believed to be in or not opposed to the best interests of BancAlabama and, with respect to any criminal proceeding, if he had no reason to believe that his conduct was unlawful.

     BancAlabama's Bylaws further provide that BancAlabama will indemnify any director or any officer elected by the Board of Directors, and may indemnify any other officer or any other employee or agent of BancAlabama (or any such person serving at the request of BancAlabama in one of such capacities for another corporation, partnership, trust, or other enterprise) who was, is, or is threatened to be, made a party to any action or suit by or in the right of BancAlabama to procure a judgment in its favor, by reason of the fact that he is or was such a director, officer, employee, or agent, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of that action, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of BancAlabama, except that no indemnification will be made in respect to any claim, issue, or matter as to which he is judged liable to BancAlabama unless, and only to the extent that, the court in which that action was brought determines upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Under its Bylaws, BancAlabama may pay the expenses incurred by an officer, director, employee, or agent of BancAlabama in defending a civil or criminal action, suit, or proceeding in advance of the final disposition of that action upon receipt of an undertaking by or on behalf of the individual to repay the amount advanced if it ultimately is determined that he is not entitled to be indemnified by BancAlabama as authorized by Article VII of the Bylaws.

SPECIAL MEETING OF SHAREHOLDERS

     UPC. UPC's Bylaws provide that special meetings of shareholders may be called, unless otherwise prescribed by law, for any purpose or purposes whatever at any time by the Chairman of the Board, the President, the Secretary, or the holders of not less than one-tenth of the shares entitled to vote at such meeting.

     BancAlabama. The DGCL provides that special meetings of shareholders may be called by such persons as may be authorized by a corporation's certificate of incorporation or bylaws. BancAlabama's Certificate provides that special meetings of shareholders may be called only by resolution of a majority of the Board of Directors. Because a special meeting may be necessary for a potential acquirer to gain control of BancAlabama, this requirement could discourage or make more difficult an attempt to gain control of BancAlabama, and could tend to perpetuate the incumbent directors and management.

ACTIONS BY SHAREHOLDERS WITHOUT A MEETING

     UPC. The Charter and Bylaws of UPC provide that any action required or permitted to be taken by UPC shareholders at a duly called meeting of shareholders may be effected by the unanimous written consent of the shareholders entitled to vote on such action.

     BancAlabama. The Bylaws of BancAlabama state that any action required or permitted to be taken by the shareholders must be effected by a duly called annual or special meeting and may not be effected by written consent.

SHAREHOLDER NOMINATIONS AND PROPOSALS

     UPC. UPC's Charter and Bylaws do not address whether a shareholder may nominate members of the Board of Directors.

     BancAlabama. BancAlabama's Certificate provides that in addition to the right of the Board of Directors to nominate members of the Board, nominations for the election of directors may be made by any shareholder subject to certain procedural requirements. A shareholder wishing to nominate a person for membership to the Board of Directors must give notice of such nomination to the Secretary not less than 14 days and no more than 50 days prior to any meeting of shareholders called for the election of directors. The shareholder's notice must contain certain information about the nominee as set forth in BancAlabama's Certificate. The Chairman of the shareholders' meeting may determine and declare to the meeting that the nomination was not made in accordance with the requirements set forth in the Certificate. Such determination is nonappealable and thereby causes the nomination to be disregarded.

BUSINESS COMBINATIONS

     UPC. The Charter of UPC requires the affirmative vote of the holders of two-thirds of UPC's outstanding Common Stock for approval of a merger, consolidation, or a sale or lease of all or substantially all of the assets of UPC if the other party to the transaction is a beneficial owner of 10% or more of the outstanding shares of UPC. A two-thirds vote is not required for any merger or consolidation of UPC with or into any corporation or entity of which a majority of the outstanding shares of all classes of capital stock entitled to vote in the election of directors is owned by UPC or any UPC company.

     The requirement of a supermajority vote of shareholders to approve certain business transactions, as described above, may discourage a change in control of UPC by allowing a minority of UPC's shareholders to prevent a transaction favored by the majority of the shareholders. Also, in some circumstances, the Board of Directors could cause a two-thirds vote to be required to approve a transaction thereby enabling management to retain control over the affairs of UPC and their positions with UPC. The primary purpose of the supermajority vote requirement, however, is to encourage negotiations with UPC's management by groups or corporations interested in acquiring control of UPC and to reduce the danger of a forced merger or sale of assets.

     As a Tennessee corporation, UPC is or could be subject to various legislative acts set forth in Chapter 35 of Title 48 of the Tennessee Code, which imposes certain restrictions on business combinations, including, but not limited to, combinations with interested shareholders similar to those described above.

     The Tennessee Business Combination Act generally prohibits a "business combination" (generally defined to include mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by UPC or a subsidiary with an "interested shareholder" (generally defined as any person or entity which beneficially owns 10% or more of the voting power of any class or series of UPC's stock then outstanding) within five years after the person or entity becomes an interested shareholder, unless the business combination or the transaction pursuant to which the interested shareholder became such was approved by the UPC Board of Directors before the interested shareholder became such, and the business combination satisfies any other applicable requirements imposed by law or by UPC's Charter or Bylaws. The Tennessee Business Combination Act also severely limits the extent to which UPC or any of its officers or directors could be held liable for resisting any business combination.

     The Tennessee Control Share Acquisition Act (the "Tennessee CSAA") generally provides that any person or group of persons that acquires the power to vote more than specified levels (one-fifth, one-third or a majority) of the shares of certain Tennessee corporations will not have the right to vote such shares unless granted voting rights by the holders of a majority of the votes entitled to be cast, excluding "interested shares."


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

Interested shares are those shares held by the acquiring person, officers of the corporation, and employees of the corporation who are also directors of the corporation. If approval of voting power for the shares is obtained at one of the specified levels, additional shareholder approval is required when a shareholder seeks to acquire the power to vote shares at the next level. In the absence of such approval, the additional shares acquired by the shareholder may not be voted until they are transferred to another person in a transaction other than a control share acquisition. The Tennessee CSAA applies only to those Tennessee corporations whose charters or bylaws contain an express declaration that control share acquisitions in respect of the shares of such corporations are governed by and subject to the provisions of such act. UPC's Charter and Bylaws do not currently contain such an express declaration.

     The Tennessee Greenmail Act ("Tennessee GA") prohibits a Tennessee corporation having a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price of such shares during the 30 trading days preceding the purchase or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

     The Tennessee Business Combination Act provides that no Tennessee corporation having any class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act or any of its officers or directors may be held liable at law or in equity for either having failed to approve the acquisition of shares by an interested shareholder on or before the date such shareholder became an interested shareholder, or for seeking to enforce or implement the provisions of the Tennessee Business Combination Act or the Tennessee CSAA, or for failing to adopt or recommend any charter or bylaw amendment or provision in respect of any one or more of these acts or the Tennessee GA, or for opposing any merger, exchange, tender offer or significant disposition of the assets of the resident domestic corporation or any subsidiary of such corporation because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation's employees, customers, suppliers, the communities in which the corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the corporation's charter in connection with the merger, exchange, tender offer or significant disposition of assets.

     The acts described above along with the provisions of UPC's Charter regarding business combinations might be deemed to make UPC less attractive as a candidate for acquisition by another company than would otherwise be the case in the absence of such provisions. For example, if another company should seek to acquire a controlling interest of less than 66 2/3% of the outstanding shares of UPC Common Stock, the acquiror would not thereby obtain the ability to replace a majority of the UPC Board of Directors until at least the second annual meeting of shareholders following the acquisition, and furthermore the acquiror would not obtain the ability immediately to effect a merger, consolidation, or other similar business combination unless the described conditions were met.

     As a result, UPC's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices in a takeover context. The provisions described above also may make it more difficult for UPC's shareholders to replace the UPC Board of Directors or management, even if the holders of a majority of the UPC Common Stock should believe that such replacement is in the interests of UPC. As a result, such provisions may tend to perpetuate the incumbent UPC Board of Directors and management.

     BancAlabama. The DGCL requires the approval of the Board of Directors and the holders of a majority of the outstanding stock of BancAlabama entitled to vote thereon for mergers or consolidations, and for sales, leases, or exchanges of substantially all of BancAlabama's property and assets. The DGCL permits BancAlabama to merge with another corporation without obtaining the approval of BancAlabama's sharehold-ers if: (i) BancAlabama is the surviving corporation of the merger; (ii) the merger agreement does not amend BancAlabama's Certificate; (iii) each share of BancAlabama stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of BancAlabama after the merger; and (iv) any authorized unissued shares or treasury shares of BancAlabama Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of BancAlabama Common Stock outstanding immediately prior to the effective date of the merger. As a result, BancAlabama's Board of Directors could effect significant acquisitions and issue significant amounts of BancAlabama capital stock on terms that may dilute the interests of existing BancAlabama shareholders, without seeking shareholder approval.

     Section 203 of the DGCL ("Section 203"). Section 203 generally prohibits any person who acquires 15% or more of a corporation's outstanding voting stock (an "Interested Stockholder") from entering into any "Business Combination" with the corporation for three years, unless one of the specified exceptions applies. "Business Combination" is defined generally to include mergers and consolidations, dispositions of the corporation's assets, transactions resulting in the issuance or transfer by the corporation of its stock, transactions having the effect of increasing the proportionate share of the stock of any class or series of the corporation, and the receipt by the Interested Stockholder of certain financial benefits provided by or through the corporation.

     That three-year prohibition does not apply, however, if (i) the corporation's Board of Directors approved the Business Combination or approved (in advance) the transaction that resulted in 15% ownership, (ii) in the transaction in which the Interested Stockholder acquired 15% ownership, that shareholder acquired at least 85% of the voting stock outstanding when the transaction was initiated (excluding shares owned by officer-directors and certain employee stock plans); or (iii) the Business Combination subsequently is approved by the Board of Directors and authorized at a shareholders' meeting by at least 66-2/3% of the outstanding voting stock, excluding the stock owned by the Interested Stockholder. In addition, Section 203 does not apply at all if
(i) the corporation's original certificate of incorporation expressly elects to avoid application of Section 203, (ii) the Board of Directors amended the corporation's bylaws within 90 days of the effective date of Section 203 expressly to avoid application of Section 203; (iii) the corporation's shareholders amend the certificate or bylaws to avoid application of Section 203 (although such amendment will not be effective for 12 months); (iv) the corporation's voting stock is not listed on a national securities exchange, authorized for quotation on an interdealer quotation system on a registered national securities association, or held of record by more than 2,000 shareholders (unless the corporation nonetheless elects to be governed by Section 203); (v) the shareholder acquires 15% ownership inadvertently and then disposes of sufficient shares to eliminate that status; or (vi) the Business Combination is proposed after the public announcement, or the publication of notice, of a proposed business-combination type of transaction and prior to the consummation or abandonment of such transaction. Because the Board of Directors of BancAlabama has approved the Merger, the provisions of Section 203 would not apply to the Merger.

     BancAlabama has expressly chosen not to be governed by Section 203 by the adoption of Article Nine of BancAlabama's Certificate which contains certain provisions relating to Business Combinations (as defined therein). Article Nine generally defines "Interested Stockholder" as a beneficial owner of at least 10% of the outstanding voting stock of the corporation, or an affiliate or assignee of an Interested Stockholder. Generally stated, pursuant to Article Nine, a Business Combination between BancAlabama and an Interested Stockholder must be either:

          (a) approved by the vote of the holders of at least 75% of the outstanding voting stock; or

          (b) approved by a majority of the "Disinterested Directors " (as defined in Article Nine); and

          (c) effected in a manner that meets specified requirements as to price, form of consideration, and procedure.

     Article Nine does not affect the shareholder voting requirement, if any, in connection with a business combination that does not involve an Interested Stockholder. It also does not affect any shareholder voting requirement in connection with any business combination if BancAlabama's shareholders receive consideration substantially equivalent to the consideration previously paid by the Interested Stockholder for its shares of BancAlabama voting stock or the Fair Market Value of BancAlabama Common Stock on the "Announcement Date" or "Determination Date" (as defined in Article Nine). Because the Board of Directors of BancAlabama has approved the Merger, the provisions of Article Nine do not apply to the Merger.

     The provisions of Article Nine are designed to encourage any person or entity seeking to acquire BancAlabama to negotiate with the Board of Directors, with the goal that any resulting transaction would be structured to provide all of the shareholders with their pro rata share of any acquisition premium, and that shareholders would be protected against coercive or unfair purchase offers and "freeze-out" transactions. Those provisions may have the effect, however, of discouraging or rendering more difficult takeover attempts not previously approved by the Board of Directors (including takeover attempts that certain shareholders may deem to be in their interests), and of perpetuating the incumbent directors and management.

     Ordinarily, then, unless a corporation expressly has chosen not to be governed by Section 203, a 15% shareholder generally may not engage in a business combination with the corporation for three years, unless he has the prior approval of the Board of Directors or the post-combination approval of the Board and two-thirds of the outstanding voting shares, or unless the shareholder acquired at least 85% ownership when he acquired 15% ownership. BancAlabama specifically elected to adopt Article Nine instead of being governed by Section
203. BancAlabama's Board of Directors determined that Article Nine better served the long-term interests of BancAlabama and its shareholders. Part of the rationale underlying that determination was that, unlike Section 203, Article Nine does not prohibit a business combination altogether for any amount of time; rather, it places certain substantive and procedural requirements on any such combination, whenever it may occur. Thus, Article Nine is more conducive to business combinations in that such a combination can be consummated at any time if the fair price and procedural requirements contained therein are satisfied. At the same time, Article Nine is less conducive to those combinations in that its requirements do not disappear after three years.

DISSENTERS' RIGHTS OF APPRAISAL

     UPC. Under the TBCA, a shareholder is generally entitled to dissent from a corporate action, and obtain payment of the fair value of his shares in the event of: (i) consummation of a plan of merger to which the corporation is a party, unless shareholder approval is not required by the TBCA; (ii) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the Plan; (iii) consummation of a sale or exchange of substantially all of the corporation's property other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or to a plan by which substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale; (iv) an amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it (a) alters or abolishes a preferential right of the shares, (b) creates, alters, or abolishes a right in respect of redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares, (c) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities, (d) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights, or (e) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under the TBCA; or
(v) any corporate action taken pursuant to a shareholder vote, to the extent the charter, bylaws, or a resolution of the board of directors provide that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares. UPC's Charter and Bylaws do not provide for any such additional dissenters' rights.

     BancAlabama. The rights of appraisal of dissenting shareholders of BancAlabama are governed by the DGCL. Pursuant thereto, except as described below, any shareholder has the right to dissent from any merger of which BancAlabama could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market System, or held of record by more than 2,000 shareholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's shareholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective time of the merger on a national securities exchange, quoted on the Nasdaq National Market System, or held of record by more than 2,000 shareholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above.

SHAREHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

     UPC. The TBCA provides that a shareholder may inspect and copy books and records during regular business hours, if he or she gives the corporation written notice of his or her demand at least five business days before the date of the inspection. The written demand must be made in good faith and for a proper purpose and must describe with reasonable particularity the purpose of the request and the records the shareholder desires to inspect.

     BancAlabama. The DGCL similarly provides that a shareholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a shareholder.

DIVIDENDS

     UPC. UPC's ability to pay dividends on UPC Common Stock is governed by Tennessee corporate law. Under Tennessee corporate law, dividends may be paid so long as the corporation would be able to pay its debts as they become due in the ordinary course of business and the corporation's total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution to shareholders whose preferential rights are superior to those receiving the distribution.

     There are various statutory limitations on the ability of UPC's Banking Subsidiaries to pay dividends to UPC. See "Certain Regulatory
Considerations -- Payment of Dividends."

     BancAlabama. The DGCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by BancAlabama are derived from its subsidiary depository institution. There are various statutory limitations on the ability of BancAlabama's subsidiary depository institution to pay dividends to BancAlabama. See "Certain Regulatory Considerations -- Payment of Dividends."

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

     UPC Common Stock is traded on the NYSE under the symbol "UPC." There is no established public market in which shares of BancAlabama Common Stock are traded regularly. Rather, since January 1996, buyers and sellers of BancAlabama Common Stock have been matched by a national brokerage firm, and prior to that date by BancAlabama, as an accommodation. The following table sets forth, for the indicated periods, (i) the high and low closing prices for UPC Common Stock as reported on the NYSE-Composite Transactions List, (ii) the high and low bid quotations of BancAlabama Common Stock and (iii) the cash dividends declared per share of UPC Common Stock and BancAlabama Common Stock for the periods indicated.

                                                                                            BANCALABAMA
                                                              UPC                  ------------------------------
                                                 ------------------------------                           CASH
                                                                        CASH                           DIVIDENDS
                                                   PRICE RANGE       DIVIDENDS       PRICE RANGE        DECLARED
                                                 ----------------     DECLARED     ----------------       PER
                                                  HIGH      LOW      PER SHARE      HIGH      LOW       SHARE(1)
                                                 ------    ------    ----------    ------    ------    ----------
1996
  First Quarter................................  $31.75    $29.00       $.27       $11.00    $10.50         --
  Second Quarter...............................   31.25     29.63        .27        14.00     11.00         --
  Third Quarter (through August   , 1996)......                          .27
                                                                        ----
         Total.................................                          .81
                                                                        ====

1995
  First Quarter................................  $24.50    $20.88       $.23       $10.50    $10.50         --
  Second Quarter...............................   28.13     23.13        .25        10.50     10.50         --
  Third Quarter................................   30.25     26.13        .25        10.50     10.00         --
  Fourth Quarter...............................   32.25     29.63        .25        11.00     10.50         --
                                                                        ----
         Total.................................                         $.98
                                                                        ====

1994
  First Quarter................................  $26.25    $23.13       $.21       $10.50    $10.00         --
  Second Quarter...............................   28.75     24.75        .21        10.50     10.00         --
  Third Quarter................................   26.00     23.50        .23        10.50     10.00         --
  Fourth Quarter...............................   24.50     19.63        .23        10.50     10.00         --
                                                                        ----
         Total.................................                         $.88
                                                                        ====

- ---------------

(1) No dividends have been declared or paid by BancAlabama since its origination.

     On August 1, 1996, the closing price of UPC Common Stock as reported on the NYSE-Composite Transactions List and the average of the high and low bid
quotations of BancAlabama Common Stock were $          and $          ,
respectively. On April 26, 1996, the last business day prior to public announcement of the proposed Merger, the closing price of UPC Common Stock as reported on the NYSE-Composite Transactions List and the sales price of BancAlabama Common Stock were $30.125 and $14.00, respectively.

     The holders of UPC Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Although UPC currently intends to continue to pay quarterly cash dividends on the UPC Common Stock, there can be no assurance that UPC's dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors. The Agreement prohibits BancAlabama from paying any dividends on BancAlabama Common Stock during the pendency of the Merger.

     UPC and BancAlabama are each legal entities separate and distinct from their subsidiaries and their revenues depend in significant part on the payment of dividends and fees from their subsidiary depository institutions. UPC's and BancAlabama's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends and fees they are permitted to pay.
See "Certain Regulatory Considerations -- Payment of Dividends."

                            BUSINESS OF BANCALABAMA


     BancAlabama, a Delaware corporation, is a bank holding company registered with the Federal Reserve under the BHC Act. Through its wholly-owned subsidiary, BankAlabama-Huntsville, BancAlabama operates five full service branch and three supermarket branch offices in the Huntsville, Alabama area and one supermarket branch office in nearby Madison, Alabama, and offers a broad range of banking and banking-related services.

     In February of 1993, BankAlabama-Huntsville established BancAlabama Financial Services, Inc. ("BFS"), a wholly-owned Alabama subsidiary corporation. The subsidiary acts as an agent for sales of various types of annuities, mutual funds and insurance policies.

     As of March 31, 1996, BancAlabama had total consolidated assets of approximately $99 million, total consolidated deposits of approximately $90 million, and total consolidated shareholders' equity of approximately $7 million. The principal executive offices of BancAlabama are located at 312 Clinton Avenue, Huntsville, Alabama 35801, and its telephone number at such address is (205) 533-5548. Additional information with respect to BancAlabama and its subsidiary is included in documents incorporated by reference in this Proxy Statement certain of which are provided herewith. See "Available Information," "Documents Incorporated by Reference" and "Certain Regulatory Considerations."

                                BUSINESS OF UPC

GENERAL

     UPC, a Tennessee corporation, is a bank holding company registered with the Federal Reserve under the BHC Act and a savings and loan holding company registered with the OTS under the HOLA, as amended. As of March 31, 1996, UPC had total consolidated assets of approximately $11.4 billion, total consolidated loans of $7.1 billion, total consolidated deposits of approximately $9.5 billion, and total consolidated shareholders' equity of approximately $993 million.

     UPC conducts its business activities through its principal bank subsidiary, the $2.2 billion asset Union Planters National Bank, founded in 1869 and headquartered in Memphis, Tennessee, 35 other bank subsidiaries and two savings bank subsidiaries located in Tennessee, Mississippi, Arkansas, Louisiana, Alabama, Missouri, and Kentucky. Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates, including traditional banking services, consumer, commercial and corporate lending, retail banking, and mortgage banking. UPC also is engaged in mortgage servicing, investment management and trust services, the issuance and servicing of credit and debit cards, and the origination, packaging, and securitization of the government-guaranteed portions of Small Business Administration loans.

     Through the UPC Banking Subsidiaries, UPC operates approximately 402 banking offices. UPC's assets are allocable by state to its banking offices (before consolidating adjustments) approximately as follows: $6.0 billion in Tennessee, $2.4 billion in Mississippi, $1.0 billion in Missouri, $922 million in Arkansas, $548 million in Louisiana, $249 million in Alabama and $110 million in Kentucky.

        Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed four acquisitions in 1992, 12 in 1993, 13 in 1994, and three in 1995, adding approximately $1.6 billion in total assets in 1992, $1.3 billion in 1993, $3.8 billion in 1994, and $1.3 billion in 1995. Since December 31, 1995, UPC has completed the acquisition of two financial institutions located in Arkansas. Prior to the date hereof, UPC had entered into definitive agreements to acquire five additional financial institutions with total assets of $4.0 billion. For information with respect to these pending acquisitions see "-- Recent Developments--Pending Acquisitions." For a discussion of UPC's acquisition program and UPC management's philosophy on that subject, see Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1995, 1994, and 1993 (on pages 41 through 43) contained in UPC's Annual Report to Shareholders which is Exhibit 13 to UPC's Annual Report on Form 10-K for the year ended December 31, 1995, which Exhibit 13 is incorporated by reference herein to the extent indicated herein.

     UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC capital stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of acquisitions which are currently pending, see "-- Recent Developments."

     The principal executive offices of UPC are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number at such address is
(901) 383-6000. Additional information with respect to UPC and its subsidiary is included in documents incorporated by reference in this Proxy Statement. See "Available Information" and "Documents Incorporated by Reference."

RECENT DEVELOPMENTS

     Recently Completed Acquisitions. Since December 31, 1995, UPC has completed the acquisition of the following institutions (collectively, the "Recently Completed Acquisitions").

                                                                                     CONSIDERATION
                                                                                 ---------------------
                                                                                  APPROXIMATE
                          INSTITUTION                             ASSET SIZE         VALUE       TYPE
- ---------------------------------------------------------------  -------------   -------------   -----
                                                                         (IN MILLIONS)
First Bancshares of Eastern Arkansas, Inc., West Memphis,
  Arkansas, and its subsidiary, First National Bank of West
  Memphis, Arkansas............................................      $  60           $10.9       Cash
First Bancshares of N.E. Arkansas, Inc., Osceola, Arkansas, and
  its subsidiary, First National Bank of Osceola, Arkansas.....         62             9.2       Cash
                                                                    ------          ------
          TOTALS...............................................      $ 122           $20.1
                                                                    =======         =======

     Pending Acquisitions. UPC has entered into definitive agreements to acquire the following five financial institutions in addition to BancAlabama which UPC's management considers probable of consummation and which are expected to close in 1996 or the first quarter of 1997, (collectively, the "Other Pending Acquisitions").

              INSTITUTION                   ASSET SIZE            TYPE OF CONSIDERATION
- ----------------------------------------   -------------      ----------------------------
                                           (IN MILLIONS)
Leader Financial Corporation, Memphis,
  Tennessee, and its subsidiary, Leader
  Federal Bank for Savings(1)............    $   3,178        Approximately 16.6 million
                                                                shares of UPC Common Stock
Eastern National Bank, Miami, Florida(2).          286        Cash, Notes and UPC Series E
                                                                Preferred Stock(3)
Franklin Financial Group, Inc.,
  Morristown, Tennessee, and its
  subsidiary, Franklin Federal Savings
  Bank...................................          137        Approximately 738,000 shares
                                                                of UPC Common Stock
Valley Federal Savings Bank, Sheffield,
  Alabama................................          119        Approximately 435,000 shares
                                                                of UPC Common Stock
Financial Bancshares, Inc., St. Louis,
  Missouri, and its subsidiaries: First
  Financial Bank of St. Louis, Missouri;
  Citizens First Financial Bank of
  Dexter, Missouri; First Financial Bank
  of Southeast Missouri of Sikeston,
  Missouri; First Financial Bank of
  Mississippi County of East Prairie,
  Missouri, and First Financial Bank of
  Ste. Genevieve, Missouri(4)............          326        Approximately 1.2 million
                                                                shares of UPC Common Stock
                                            ----------
          TOTALS.........................    $   4,046
                                            ==========

- ---------------

(1) Reference is made to UPC's Current Reports on Form 8-K dated March 8, 1996, April 1, 1996, April 2, 1996, April 18, 1996, May 21, 1996 and May 22,
     1996, incorporated by reference herein, for additional information concerning the acquisition of Leader.
(2) UPC's management expects to complete the acquisition of Eastern National Bank ("ENB") on or before December 31, 1996, provided that disputes between ENB's shareholders and agencies of the Republic of Venezuela and others in the United States District Court for the Southern District of Florida shall have been resolved to the satisfaction of UPC by that date.
(3) Cash in the amount of $4.5 million, UPC Promissory Notes in the aggregate original principal amount of $14.5 million, and up to 317,458 shares of Series E Preferred Stock of UPC.
(4)  The acquisition of Financial Bancshares, Inc., St Louis, Missouri
     ("FBI Acquisition") is not included in the "Equivalent and Pro Forma Per Share Data" or the "Pro Forma Condensed Consolidated Financial Information" and was not included in UPC's pro forma financial statements in UPC's Current Report on Form 8-K dated May 22, 1996. The definitive agreement was executed June 27, 1996 and was subject to a 30-day due diligence period ending July 27, 1996. Since this definitive agreement was executed after the pro forma financial statements were filed and this acquisition is not considered significant to the overall pro forma financial information of UPC, the pro formas were not amended to include FBI.

     Earnings Considerations Related to Pending Acquisitions. It is expected that either UPC or the institutions to be acquired in connection with the Merger and the Other Pending Acquisitions will incur charges related to such acquisitions and to the assimilation of those institutions into the UPC organization. Anticipated charges would arise from matters such as, but not limited to, legal and accounting fees, financial advisory fees, consulting fees, payment of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefits, costs associated with elimination of duplicate facilities and branch closures, data processing charges, cancellation of vendor contracts, the potential for additional provisions for loan losses and similar costs which normally arise from the consolidation of operational activities.

        Aggregate charges expected to arise with respect to the Merger and the Other Pending Acquisitions have been preliminarily estimated to be between $17 million and $22 million after taxes, which does not include a potential after-tax charge of approximately $6 million for the recapture of Leader Federal Bank for Savings' thrift bad debt reserve, which, under existing law, would be triggered by the assimilation of Leader Federal Bank for Savings' branches into Union Planters National Bank ("UPNB"), UPC's principal subsidiary, and certain other banking subsidiaries. If enacted by the Congress, pending legislation would eliminate or substantially decrease the taxes associated with a recapture of a thrift institution's bad debt reserve. There is no assurance that such pending legislation will in fact be passed this year although both the House and Senate have approved the content of the legislation. As of this date, the pending legislation relative to the recapture of a savings institution's bad debt reserves has not been submitted for independent consideration, but has been attached to other bills which contain provisions on which the House and Senate are still debating. Should the bad debt reserve legislation not pass this year, UPC may still merge Leader Federal Bank for Savings or its branches into UPNB, thereby triggering a recapture of Leader Federal Bank for Savings' bad debt reserve and incurring expense of approximately $6 million, should it be determined that the cost savings associated with the consolidation of Leader Federal Bank for Savings' and UPNB's banking operations would exceed the tax expense. UPC is unable to predict if or when such, however, that the bad debt reserve recapture legislation will be passed this year. In addition, the range of estimated potential charges set forth above does not take into account any potential assessment for recapitalization of the Savings Association Insurance Fund ("SAIF") discussed below. See "Certain Regulatory Considerations."

     To the extent that UPC's recognition of these acquisition-related charges are contingent upon consummation of a particular transaction, those charges would be recognized in the period in which such transaction closes. This range of potential charges is based on currently available information as well as preliminary estimates and is subject to change. The range is provided as a preliminary estimate of the significant charges which may in the aggregate be required and should be viewed accordingly. These charges are not reflected in the pro forma consolidated financial statements.

     Earnings Considerations Relating to Potential Special Regulatory Assessment. There are several proposals currently under consideration by the U.S. Congress, the purpose of which is to provide additional financing for the SAIF and to provide for interest payments on the Financing Corporation ("FICO") bonds issued in connection with earlier Congressional efforts to support the then failing thrift industry. A common feature of these proposals is a one-time special assessment of from 70 to 85 basis points on all deposits insured by the SAIF ($0.70 to $0.85 per $100 of covered deposits) ("SAIF-Insured Deposits"). All SAIF-Insured Deposits may not be subject to an assessment at the 70 to 85 basis point level. Those SAIF-Insured Deposits which have been acquired by banks in so-called Oakar transactions ("Oakar Deposits") may be assessed at a lower rate (one proposal suggests 20% lower). In addition to the special assessment on SAIF-Insured

Deposits, the proposals also contemplate annual assessments on deposits which are insured by the Bank Insurance Fund ("BIF") ("BIF Deposits"). The assessment on BIF Deposits would be for the purpose of providing financial support to pay approximately $600 million annually in interest on the FICO bonds until they mature in 2017. It is unknown at this time what the assessment level will be on BIF Deposits, but it has been suggested that the assessment will be approximately 2.4 basis points ($0.024 per $100 of covered deposits). The proposals generally provide that such assessments will reduce the paying institution's taxable income. At March 31, 1996, UPC's Banking Subsidiaries held approximately $1.4 billion in SAIF-Insured Deposits, approximately $1.0 billion of which are Oakar Deposits. At March 31, 1996, Leader held approximately $1.6 billion in SAIF-Insured Deposits and the Other Pending Acquisitions held approximately $217 million in SAIF-Insured Deposits. If the Leader Merger, the Merger, all Recently Completed Acquisitions and all
Other Pending Acquisitions had been consummated by March 31, 1996, then UPC's subsidiaries would have held approximately $3.2 billion in SAIF-Insured Deposits, approximately $1.0 billion of which would have been Oakar Deposits, assuming the savings associations to be acquired (Leader, Valley Federal and Franklin Federal) had not been merged into other UPC Banking Subsidiaries. Should the proposed legislation be adopted at levels indicated, both UPC and Leader, as well as all other financial institutions with insured deposits, would be required to take significant charges in relation to these special assessments. These proposals to recapitalize the SAIF have not passed and are under strong criticism by the banking industry. It is questionable whether any such legislation will actually pass in 1996, however, UPC does expect some form of legislation to be passed in the near future relative to the recapitalization of the SAIF and that such legislation will provide for special assessments at or above the levels discussed above against both SAIF-Insured Deposits and BIF Deposits.

     A number of other related proposals are also under consideration relating to the elimination of the thrift charter and the conversion of all federally-chartered thrifts to state-chartered banks or national banks, the merger of the OTS into the Office of the Comptroller of the Currency ("OCC"), and the recapture of the post-1987 bad debt reserves of savings institutions. It is not expected that any such proposals, would have a material adverse impact on UPC, either before or after considering the pending acquisitions, except to the extent such proposals are currently in a definitive form, are subject to amendment, and UPC is unable to predict with any accuracy the impact any such proposals will have on UPC and its subsidiaries when and if actually passed. See "Certain Regulatory Considerations."

     UPC's Second Quarter 1996 Operating Results. The following table presents certain unaudited information for UPC for the three- and six-month periods ended June 30, 1996 and 1995. Reference is made to UPC's press release dated July 18, 1996, which is included in UPC's Current Report on Form 8-K dated
July 18, 1996. See "Documents Incorporated by Reference."

                                                                     Three Months Ended             Six Months Ended
                                                                        June 30, (1)                  June 30, (1)
                                                                  ---------------------      ----------------------------
                                                                     1996      1995              1996             1995
                                                                  ---------  --------        -----------      -----------
                                                                       (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
  Net interest income                                             $116,843   $110,725        $   232,316      $   219,564
  Provision for losses on loans                                      7,870      2,316             15,851            4,538
  Investment securities gains (losses)                                   6         18                 66               (3)
  Other noninterest income                                          41,267     39,607             81,404           75,707
  Noninterest expense                                               89,210     93,706            178,362          184,371
  Earnings before income taxes                                      61,036     54,328            119,573          106,359
  Applicable income taxes                                           20,393     17,877             39,786           34,251
  Net earnings                                                      40,643     36,451             79,787           72,108
PER COMMON SHARE DATA
  Net earnings
      - primary                                                  $    0.84   $   0.77        $      1.66      $      1.52
      - fully diluted                                                 0.80       0.73               1.58             1.45
  Cash dividends                                                      0.27       0.25               0.54             0.48
  Book value                                                                                       19.96            17.87
PROFITABILITY RATIOS
  Return on average assets                                            1.45 %     1.35 %             1.42 %           1.34 %
  Return on average common equity                                    17.44      17.88              17.40            18.01
  Net interest income as a percentage of
    average earning assets (taxable-equivalent basis) (3)             4.65       4.60               4.63             4.58
ASSET QUALITY DATA
  Allowance for losses on loans                                                              $   136,255      $   132,884
  Nonperforming loans                                                                             38,346           32,896
  Nonperforming assets                                                                            45,264           39,947
  Allowance for losses on loans to loans                                                            1.90 %           1.91 %
  Nonperforming loans to loans                                                                      0.53             0.47
  Nonperforming assets to loans and foreclosed properties                                           0.63             0.57
  Allowance/nonperforming loans                                                                      355              404
BALANCE SHEET DATA (AT PERIOD END)
  Total assets                                                                               $11,367,625      $10,921,482
  Loans, net of unearned income                                                                7,169,872        6,960,602
  Investment securities
    Available for sale  (Amortized cost: $3,049,657 and $1,531,222)                            3,053,759        1,532,593
    Held to maturity  (Fair value: $1,130,005 at June 30, 1995)                                        -        1,106,952
  Total deposits                                                                               9,343,893        9,291,329
  Long-term debt (2)                                                                             473,144          440,814
  Total shareholders' equity                                                                   1,007,608          897,066
CAPITAL RATIOS
  Equity/assets                                                                                     8.86 %           8.21 %
  Leverage (3)                                                                                      8.49             7.88

- -----------------------

(1)   Interim period ratios are annualized.
(2) Includes subsidiary banks' long-term debt (primarily FHLB advances) of $259.7 million and $325.4 million at June 30, 1996 and 1995, respectively.
(3) Excludes the impact of the fair value adjustment for available for sale securities.

                       CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to UPC and BancAlabama.

GENERAL

     UPC and BancAlabama are both bank holding companies registered with the Federal Reserve under the BHC Act. As such, UPC and BancAlabama and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve. In addition, as a savings and loan holding company, UPC is also registered with the OTS and is subject to the regulation, supervision, examination, and reporting requirements of the OTS.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company. Similar federal statutes require savings and loan holding companies and other companies to obtain the prior approval of the OTS before acquiring direct or indirect ownership or control of a savings association.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy which is discussed below, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 discussed in Part I, Item 1 of UPC's Annual Report on Form 10-K.

     The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that UPC and any other bank holding company located in Tennessee may now acquire a bank located in any other state, and any bank holding company located outside Tennessee may lawfully acquire any Tennessee-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage limitations, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. As of the date of this Proxy Statement, none of the states in which the banking subsidiaries of UPC or BancAlabama are located has either moved up the date after which interstate branching will be permissible or "opted out." Assuming no state action prior to June 1, 1997, UPC would be able to consolidate all of its bank subsidiaries into a single bank with interstate branches following that date.

     The BHC Act generally prohibits UPC and BancAlabama from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as



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

undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Each of the subsidiary depository institutions of UPC and BancAlabama is a member of the FDIC, and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect is business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

     The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of UPC and BancAlabama (the FDIC and the applicable state authority in the case of state-chartered nonmember banks, the OTS in the case of federally chartered thrift institutions, the Federal Reserve in the case of state-chartered member banks, and the OCC in the case of national banks) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

     UPC and BancAlabama are legal entities separate and distinct from their banking, thrift, and other subsidiaries. The principal sources of cash flow of both UPC and BancAlabama, including cash flow to pay dividends to their respective shareholders, are dividends from their subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to UPC and BancAlabama, as well as by UPC and BancAlabama to their shareholders.

     As to the payment of dividends, each of UPC's and BancAlabama's state-chartered banking subsidiaries is subject to the respective laws and regulations of the state in which such bank is located, and to the regulations of the bank's primary federal regulator. UPC's and BankAlabama-Huntsville's subsidiaries that are thrift institutions are subject to the OTS' capital distributions regulation, and those that are national banks are subject to the regulations of the OCC.

     If, in the opinion of the federal banking regulator, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     At March 31, 1996, under dividend restrictions imposed under federal and state laws, the subsidiary depository institutions of UPC and BancAlabama, without obtaining governmental approvals, could have lawfully declared aggregate dividends to UPC and BancAlabama of approximately $30.9 million and $24,000, respectively.

     The payment of dividends by UPC and BancAlabama and their banking subsidiaries may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.



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

CAPITAL ADEQUACY

     UPC, BancAlabama, and their respective subsidiary depository institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of UPC and BancAlabama, and the appropriate federal banking regulator in the case of each of their subsidiary depository institutions. There are two basic measures of capital adequacy for bank holding companies and their subsidiary depository institutions that have been promulgated by the Federal Reserve and each of the federal bank regulatory agencies: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio ("Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At March 31, 1996, UPC's consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 16.58% and 12.89%, respectively, and BancAlabama's consolidated Total Capital and Tier 1 Capital Ratios were 9.45% and 10.30%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. UPC's and BancAlabama's respective Leverage Ratios at March 31, 1996, were 8.22% and 7.22%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     Each of UPC's and BancAlabama's subsidiary depository institutions is subject to risk-based and leverage capital requirements adopted by its federal banking regulatory, which are substantially similar to those adopted by the Federal Reserve for bank holding companies. Each of the subsidiary depository institutions was in compliance with applicable minimum capital requirements as of March 31, 1996. Neither UPC, BancAlabama, nor any of their subsidiary depository institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank or thrift to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "-- Prompt Corrective Action."

     The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the FDIC and the OCC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital



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

against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, UPC and BancAlabama are expected to act as sources of financial strength for, and to commit resources to support, each of their respective banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, UPC or BancAlabama may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institutions of UPC are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of UPC's respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be well capitalized. An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be adequately capitalized. A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be undercapitalized. A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be significantly undercapitalized, and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a



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

capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or non-bank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

     At March 31, 1996, all of the subsidiary depository institutions of UPC and BancAlabama had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

     Pursuant to FDICIA, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994, and replaced a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the undercapitalized category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for members of both the BIF and the SAIF for the first half of 1995, as they had been during 1994, ranged from 23 basis points (0.23% of deposits) for an institution in the highest category (i.e., "well capitalized" and "healthy") to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern"). These rates were established for both funds to achieve a designated ratio of reserves to insured deposits (i.e., 1.25%) within a specified period of time.

     Once the designated ratio for the BIF was reached during May 1995, the FDIC was authorized to reduce the minimum assessment rate below 23 basis points and to set future assessment rates at such levels that would maintain the BIF's reserve ratio at the designated level. In August 1995, the FDIC adopted final regulations reducing the assessment rates for BIF-member banks. Under the revised schedule, BIF-insured banks, starting with the second half of 1995, paid assessments ranging from 4.0 basis points to 31 basis points, with an average assessment rate of 4.5 basis points. Refunds with interest were paid for assessments for the month(s) after the month in which the designated reserve ratio for the BIF was reached. Subsequently, on November 14, 1995, the FDIC announced that, beginning in 1996, it would further reduce the deposit insurance premiums for 92% of all BIF members in the highest capital and supervisory categories to $2,000 per year, regardless of deposit size. At the same time, the FDIC elected to retain the pre-existing assessment rate of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized nature of that insurance fund.


     Several proposed bills have been introduced into the United States legislature, the main purpose of which is to provide additional capitalization of the SAIF and to provide funds to pay interest and/or principal on bonds issued to finance governmental costs associated with the savings and loan industry. A common feature of the proposed legislation is a one-time payment to the SAIF and BIF by both savings associations and banks. The consideration of these proposed bills is ongoing, and at this time it is impossible to state with accuracy the amounts, if any, Leader and UPC, or any of their subsidiaries, will be required to pay in connection with any such legislation should it be passed, or the effect such payments, if any, will have on the financial condition of Leader or UPC. See "BUSINESS OF UPC--Recent Developments--Earnings Considerations Relating to Potential Special Regulatory Assessment".

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

                        DESCRIPTION OF UPC CAPITAL STOCK

     UPC's Charter currently authorizes the issuance of 100,000,000 shares of UPC Common Stock and 10,000,000 shares of UPC Preferred Stock. As of June 30, 1996, 46,120,313 shares of UPC Common Stock were issued and outstanding and approximately 1,125,000 shares were subject to issuance through the exercise of options granted pursuant to UPC's 1992 and 1983 Stock Option Plans and other employee, officer and director benefit plans; approximately 501,000 shares were authorized for issuance pursuant to said plans but not yet subject to option grants or otherwise issued; and approximately 4,758,492 shares were authorized for issuance and reserved for conversion of certain outstanding shares of UPC Preferred Stock. In addition, as of June 30, 1996, 3,489,336 shares of UPC's 8% Cumulative, Convertible Preferred Stock, Series E (the "Series E Preferred Stock") were issued and outstanding. As of June 30, 1996, none of UPC's authorized shares of Series A Preferred Stock were issued and outstanding nor is management aware of the existence of circumstances from which it may be inferred that such issuance is imminent. THE CAPITAL STOCK OF UPC DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY GOVERNMENTAL AGENCY.

UPC COMMON STOCK

     General. Shares of UPC Common Stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the UPC Board may deem advisable, subject to such limitations as may be set forth in the laws of the State of Tennessee, UPC's Charter or Bylaws or the rules of the NYSE. Union Planters National Bank, a wholly-owned subsidiary of UPC, is the Registrar, Transfer Agent and Dividend Disbursing Agent for shares of UPC Common Stock. Its address is Union Planters National Bank, Corporate Trust Department, 6200 Poplar Avenue, Third Floor, Memphis, Tennessee 38119. Its mailing address is P.O. Box 387, Memphis, Tennessee 38147.

     Dividends. Subject to the preferential dividend rights applicable to outstanding shares of the UPC Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds, if any, for all outstanding UPC Preferred Stock, the holders of the UPC Common Stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by the UPC Board.

     UPC has the right to, and may from time to time, enter into borrowing arrangements or issue other debt instruments, the provisions of which may contain restrictions on payment of dividends and other distributions on UPC Common Stock and UPC Preferred Stock; however, UPC has no such arrangements in effect at the date hereof.

     Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of UPC, after distribution in full of the preferential amounts required to be distributed to the holders of UPC Preferred Stock, holders of UPC Common Stock will be entitled to receive all of the remaining assets of UPC, of whatever kind, available for distribution to shareholders ratably in proportion to the number of shares of UPC Common Stock held. The UPC Board may distribute in kind to the holders of UPC Common Stock such remaining assets of UPC or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of UPC Common Stock. Neither the merger or consolidation of UPC into or with any other corporation, nor the merger of any other corporation into UPC, nor any purchase or redemption of shares of stock of UPC of any class, shall be deemed to be a dissolution, liquidation or winding-up of UPC for purposes of this paragraph.

     Because UPC is a holding company, its right and the rights of its creditors and shareholders, including the holders of UPC Preferred Stock and UPC Common Stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that UPC itself may be a creditor having recognized claims against such subsidiary.

UPC PREFERRED STOCK

        Series A Preferred Stock. UPC's Charter was amended on July 18, 1996 to increase the number of shares of Series A Preferred Stock authorized and currently provides for the issuance of up to 750,000 shares (subject to adjustment by action of the UPC Board) of Series A Preferred Stock under
certain circumstances involving a potential change in control of UPC.   The
amendment of UPC's Charter will become effective when filed with the Tennessee Secretary of State. None of such shares are outstanding and management is aware of no facts suggesting that issuance of such shares may be imminent. The Series A Preferred Stock is described in more detail in UPC's Registration Statement on Form 8-A, dated January 19, 1989, and filed February 1, 1989 (SEC File No. 0-6919) which is incorporated by reference herein.

        Series E Preferred Stock. 3,489,336 shares of Series E Preferred Stock were outstanding as of June 30, 1996. Up to 317,458 shares of Series E Preferred Stock are expected to be issued upon consummation of UPC's pending acquisition of ENB, if and when adverse claims to ENB's stock shall have been resolved to UPC's satisfaction in pending court proceedings. See "BUSINESS OF UPC - Recent Developments - Other Pending Acquisitions." All shares of Series E Preferred Stock have a stated value of $25.00 per share. Dividends are payable at the rate of $0.50 per share per quarter and are cumulative. The Series E Preferred Stock is convertible at the rate of 1.25 shares of UPC Common Stock for each share of Series E Preferred Stock. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25.00 per share plus unpaid dividends accrued thereon and, at UPC's option and with the prior approval of the Federal Reserve, are subject to redemption by UPC at any time or from time to time after March 31, 1997 at a redemption price of $25.00 per share plus any unpaid dividends. Holders of Series E Preferred Stock have no voting rights except as required by law and in certain other limited circumstances. See "Certain Regulatory Considerations -- Payment of Dividends."

     For a further description of UPC Common Stock, See "Effect of the Merger on Rights of Shareholders."

                                 OTHER MATTERS

     As of the date of this Proxy Statement, the Board of Directors of BancAlabama knows of no matters that will be presented for consideration at the Special Meeting other than as described in this Proxy Statement. However, if any other matters shall properly come before the Special Meeting or any adjournment thereof and be voted upon, the enclosed proxy shall be deemed to confer discretionary authority to the individuals named as proxies therein to vote the shares represented by such proxy as to any such matters.

                             SHAREHOLDER PROPOSALS

     UPC expects to hold its next annual meeting of shareholders after the Merger during April 1997. Under SEC rules, proposals of UPC shareholders intended to be presented at that meeting must be received by UPC at its principal executive offices no later than the date specified in UPC's 1996 annual meeting proxy statement. It is not currently anticipated that BancAlabama will hold its 1997 annual meeting unless the Merger should not be consummated. In the event the Merger is not consummated, proposals of BancAlabama shareholders intended to be presented at that meeting must be received by BancAlabama at its principal executive offices no later than November 14, 1996.



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

                                    EXPERTS

     The consolidated financial statements of Union Planters Corporation incorporated in this Proxy Statement by reference to the Annual Report on Form 10-K of Union Planters Corporation for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheets of BancAlabama, Inc. and subsidiary as of December 31, 1995 and 1994, and the consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Registration Statement, have been included herein in reliance on the report of Browder & Associates, P.C., independent public accountants, given on the authority of that firm as experts in auditing and accounting.

     The consolidated statements of financial position of Leader and its subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, incorporated in this Proxy Statement by reference to UPC's Current Report on Form 8-K, dated April 1, 1996, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report which is incorporated herein by reference and in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP refers to changes in the accounting principles related to the adoption in 1994 of the provisions of the American Institute of Certified Public Accountants' Statement of Position 93-6, Employer's Accounting for Employee Stock Ownership Plans, and in 1993 of the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, and No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                    OPINIONS

     The legality of the shares of UPC Common Stock to be issued in the Merger will be passed upon by E. James House, Jr., Secretary and Manager of the Legal Department of UPC. E. James House, Jr. is an officer of, and receives compensation from, UPC.

     Certain tax consequences of the transaction have been passed upon by Alston & Bird, Atlanta, Georgia.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                               BANCALABAMA, INC.

                                      AND

                           UNION PLANTERS CORPORATION

                           DATED AS OF APRIL 26, 1996

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
Parties................................................................................    A-6
Preamble...............................................................................    A-6
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER..........................................    A-6
   1.1    Merger.......................................................................    A-6
   1.2    Time and Place of Closing....................................................    A-6
   1.3    Effective Time...............................................................    A-6
   1.4    Execution of Stock Option Agreement..........................................    A-7
   1.5    UPC's Right to Revise the Structure of the Transaction.......................    A-7
ARTICLE 2 -- TERMS OF MERGER...........................................................    A-7
   2.1    Articles of Incorporation....................................................    A-7
   2.2    By-laws......................................................................    A-7
   2.3    Directors and Officers.......................................................    A-7
ARTICLE 3 -- MANNER OF CONVERTING SHARES...............................................    A-8
   3.1    Conversion of Shares.........................................................    A-8
   3.2    Anti-Dilution Provisions.....................................................    A-8
   3.3    Shares Held by BancAlabama or UPC............................................    A-8
   3.4    Dissenting Shareholders......................................................    A-8
   3.5    Fractional Shares............................................................    A-8
   3.6    Conversion of Stock Options; Restricted Stock................................    A-9
ARTICLE 4 -- EXCHANGE OF SHARES........................................................    A-10
   4.1    Exchange Procedures..........................................................    A-10
   4.2    Rights of Former BancAlabama Shareholders....................................    A-10
REPRESENTATIONS AND WARRANTIES OF BANCALABAMA..........................................    A-11
   5.1    Organization, Standing, and Power............................................    A-11
   5.2    Authority; No Breach By Agreement............................................    A-11
   5.3    Capital Stock................................................................    A-11
   5.4    BancAlabama Subsidiaries.....................................................    A-12
   5.5    SEC Filings; Financial Statements............................................    A-12
   5.6    Absence of Undisclosed Liabilities...........................................    A-13
   5.7    Absence of Certain Changes or Events.........................................    A-13
   5.8    Tax Matters..................................................................    A-13
   5.9    Allowance for Possible Loan Losses...........................................    A-14
   5.10   Assets.......................................................................    A-14
   5.11   Intellectual Property........................................................    A-15
   5.12   Environmental Matters........................................................    A-15
   5.13   Compliance With Laws.........................................................    A-16
   5.14   Labor Relations..............................................................    A-16
   5.15   Employee Benefit Plans.......................................................    A-16
   5.16   Material Contracts...........................................................    A-17
   5.17   Legal Proceedings............................................................    A-18
   5.18   Reports......................................................................    A-18
   5.19   Statements True and Correct..................................................    A-18
   5.20   Accounting, Tax, and Regulatory Matters......................................    A-19
   5.21   State Takeover Laws..........................................................    A-19
   5.22   Charter Provisions...........................................................    A-19
   5.23   Support Agreements...........................................................    A-19

                                                                                         PAGE
                                                                                         ----
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF UPC.....................................    A-19
   6.1    Organization, Standing, and Power............................................    A-19
   6.2    Authority; No Breach By Agreement............................................    A-20
   6.3    Capital Stock................................................................    A-20
   6.4    SEC Filings; Financial Statements............................................    A-20
   6.5    Absence of Undisclosed Liabilities...........................................    A-21
   6.6    Absence of Certain Changes or Events.........................................    A-21
   6.7    Tax Matters..................................................................    A-21
   6.8    Environmental Matters........................................................    A-21
   6.9    Compliance With Laws.........................................................    A-22
   6.10   Legal Proceedings............................................................    A-22
   6.11   Reports......................................................................    A-22
   6.12   Statements True and Correct..................................................    A-23
   6.13   Accounting, Tax, and Regulatory Matters......................................    A-23
   6.14   Matters Relating to BNF......................................................    A-23
ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION..................................    A-23
   7.1    Affirmative Covenants of BancAlabama.........................................    A-23
   7.2    Negative Covenants of BancAlabama............................................    A-24
   7.3    Covenants of UPC.............................................................    A-25
   7.4    Adverse Changes in Condition.................................................    A-25
   7.5    Reports......................................................................    A-26
ARTICLE 8 -- ADDITIONAL AGREEMENTS.....................................................    A-26
   8.1    Registration Statement; Proxy Statement; Shareholder Approval................    A-26
   8.2    Exchange Listing.............................................................    A-26
   8.3    Applications.................................................................    A-26
   8.4    Filings with State Offices...................................................    A-26
   8.5    Agreement as to Efforts to Consummate........................................    A-26
   8.6    Investigation and Confidentiality............................................    A-27
   8.7    Press Releases...............................................................    A-27
   8.8    Certain Actions..............................................................    A-27
   8.9    Accounting and Tax Treatment.................................................    A-27
   8.10   State Takeover Laws..........................................................    A-27
   8.11   Charter Provisions...........................................................    A-27
   8.12   Agreements of Affiliates.....................................................    A-28
   8.13   Employee Benefits and Contracts..............................................    A-28
   8.14   Indemnification..............................................................    A-28
ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE.........................    A-29
   9.1    Conditions to Obligations of Each Party......................................    A-29
   9.2    Conditions to Obligations of UPC.............................................    A-30
   9.3    Conditions to Obligations of BancAlabama.....................................    A-31
ARTICLE 10 -- TERMINATION..............................................................    A-32
  10.1    Termination..................................................................    A-32
  10.2    Effect of Termination........................................................    A-34
  10.3    Non-Survival of Representations and Covenants................................    A-34
ARTICLE 11 -- MISCELLANEOUS............................................................    A-34
  11.1    Definitions..................................................................    A-34
  11.2    Expenses.....................................................................    A-40
  11.3    Brokers and Finders..........................................................    A-41
  11.4    Entire Agreement.............................................................    A-41

                                                                                         PAGE
                                                                                         ----
  11.5    Amendments...................................................................    A-41
  11.6    Waivers......................................................................    A-41
  11.7    Assignment...................................................................    A-42
  11.8    Notices......................................................................    A-42
  11.9    Governing Law................................................................    A-42
  11.10   Counterparts.................................................................    A-42
  11.11   Captions.....................................................................    A-42
  11.12   Interpretations..............................................................    A-43
  11.13   Enforcement of Agreement.....................................................    A-43
  11.14   Severability.................................................................    A-43
Signatures.............................................................................    A-43

                                LIST OF EXHIBITS

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
  1.      -- Form of Stock Option Agreement. (sec.sec. 1.4, 11.1).
  2.      -- Form of Support Agreement. (sec.sec. 5.23, 11.1).
  3.      -- Form of agreement of affiliates of BancAlabama. (sec.sec. 8.12, 9.2(d)).
  4.      -- Form of Supplemental Letter. (sec.sec. 7.2, 11.1).

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of April 26, 1996, by and between BANCALABAMA, INC. ("BancAlabama"), a Delaware corporation having its principal office located in Huntsville, Alabama; UNION PLANTERS CORPORATION ("UPC"), a Tennessee corporation having its principal office located in Memphis, Tennessee; and BNF BANCORP, INC. ("BNF"), a Delaware corporation, a wholly-owned subsidiary of UPC.

                                    PREAMBLE

     The Boards of Directors of BancAlabama and UPC are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of BancAlabama by UPC pursuant to the merger of BancAlabama into and with BNF. At the effective time of such merger, the outstanding shares of the common stock of BancAlabama shall be converted into the right to receive shares of the common stock of UPC (except as provided in Sections 3.3 and 3.5 of this Agreement). As a result, shareholders of BancAlabama shall become shareholders of UPC and each of the subsidiaries of BancAlabama shall continue to conduct its business and operations as a wholly owned subsidiary of BNF. The transactions described in this Agreement are subject to the approvals of the shareholders of BancAlabama, the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision, the appropriate state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and for accounting purposes shall qualify for treatment as a pooling of interests.

     Simultaneously with the execution and delivery of this Agreement, as a condition and inducement to UPC's willingness to enter into this Agreement, BancAlabama and UPC are entering into a stock option agreement (the "Stock Option Agreement"), in substantially the form of Exhibit 1 to this Agreement pursuant to which BancAlabama is granting to UPC an option to purchase shares of BancAlabama Common Stock. In addition, simultaneously with the execution and delivery of this Agreement, as a condition and inducement to UPC's willingness to consummate the transactions contemplated by this Agreement, each of BancAlabama's directors will execute and deliver to UPC an agreement (a "Support Agreement"), in substantially the form of Exhibit 2 to this Agreement.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, BancAlabama shall be merged with and into BNF in accordance with the provisions of Section 251 of the DGCL and with the effect provided in
Section 259 of the DGCL (the "Merger"). BNF shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of BancAlabama and BNF.

     1.2 Time and Place of Closing. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The Closing shall be held at such place as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on such date as may be designated by UPC within 20 days following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of BancAlabama approve this Agreement to the extent such approval is required by applicable Law.

     1.4 Execution of Stock Option Agreement. Simultaneously with the execution of this Agreement by the Parties and as a condition thereto, BancAlabama is executing and delivering to UPC the Stock Option Agreement pursuant to which BancAlabama is granting to UPC an option to purchase shares of BancAlabama Common Stock.

     1.5 UPC's Right to Revise the Structure of the Transaction. UPC shall, in its reasonable discretion, have the unilateral right to revise the structure of the Merger contemplated by this Agreement in order to achieve tax benefits or for any other reason which UPC may deem advisable; provided, however, that UPC shall not have the right, without the approval of the Board of Directors of BancAlabama, to make any revision to the structure of the Merger which: (i) changes the amount of the consideration which the holders of shares of BancAlabama Common Stock are entitled to receive (determined in the manner provided in Section 3.1 of this Agreement); (ii) changes the intended tax-free effects of the Merger to UPC, or the holders of shares of BancAlabama Common Stock; (iii) would permit UPC to pay the consideration other than by delivery of UPC Common Stock registered with the SEC (in the manner described in Section 4.1 of this Agreement); (iv) would be materially adverse to the interests of BancAlabama or holders of shares of BancAlabama Common Stock; (v) would unreasonably impede or delay consummation of the Merger; or (vi) would effect any of the provisions in Sections 8.13 or 8.14 of this Agreement. UPC may exercise this right of revision by giving written notice to BancAlabama in the manner provided in Section 11.8 of this Agreement which notice shall be in the form of an amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Certificate of Incorporation. The Certificate of Incorporation of BNF in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until otherwise amended or repealed.

     2.2 By-laws. The By-laws of BNF in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of BNF in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation. The officers of BNF in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC, BancAlabama, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of UPC Capital Stock, including any associated UPC Rights, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of BNF Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (c) Each share of BancAlabama Common Stock (excluding shares held by any BancAlabama Company or any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted and excluding shares held by shareholders who perfect their statutory appraisal rights as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive .5907 of a share of UPC Common Stock (as subject to possible adjustment as set forth in Section 10.1(h) of this Agreement, the "Exchange Ratio"). Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of BancAlabama Common Stock shall be accompanied by a UPC Right.

     3.2 Anti-Dilution Provisions. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by BancAlabama or UPC. Each of the shares of BancAlabama Common Stock held by any BancAlabama Company or by any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Dissenting Shareholders. Any holder of shares of BancAlabama Common Stock who perfects his or her appraisal rights in accordance with and as contemplated by Section 262 of the DGCL shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the DGCL and surrendered to UPC the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of BancAlabama fails to perfect, or effectively withdraws or loses, his or her right to appraisal and of payment for his or her shares, UPC shall issue and deliver the consideration to which such holder of shares of BancAlabama Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of BancAlabama Common Stock held by such holder. BancAlabama will establish an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting shareholders. Upon satisfaction of all claims of dissenting shareholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be returned to the Surviving Corporation.

     3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of BancAlabama Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

     3.6 Conversion of Stock Options; Restricted Stock.

          (a) At the Effective Time, each option to purchase or other right with respect to shares of BancAlabama Common Stock pursuant to stock options, stock appreciation rights or other rights, including stock awards ("BancAlabama Options") granted by BancAlabama under the BancAlabama Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to UPC Common Stock, and UPC shall assume each BancAlabama Option, in accordance with the terms of the BancAlabama Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee shall be substituted for BancAlabama and the Committee of BancAlabama's Board of Directors (including, if applicable, the entire Board of Directors of BancAlabama) administering such BancAlabama Stock Plan, (ii) each BancAlabama Option assumed by UPC may be exercised solely for shares of UPC Common Stock (or cash in the case of stock appreciation rights), (iii) the number of shares of UPC Common Stock subject to such BancAlabama Option shall be equal to the number of shares of BancAlabama Common Stock subject to such BancAlabama Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price under each such BancAlabama Option shall be adjusted by dividing the per share exercise price under each such BancAlabama Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the preceding sentence, UPC shall not be obligated to issue any fraction of a share of UPC Common Stock upon exercise of BancAlabama Options and any fraction of a share of UPC Common Stock that otherwise would be subject to a converted BancAlabama Option shall represent the right to receive a cash payment upon exercise of such converted BancAlabama Option equal to the product of such fraction and the difference between the market value of one share of UPC Common Stock at the time of exercise of such Option and the per share exercise price of such Option. The market value of one share of UPC Common Stock at the time of exercise of an Option shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the date of exercise. UPC and BancAlabama agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.6.

          (b) As soon as practicable after the Effective Time, UPC shall deliver to the participants in each BancAlabama Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to such BancAlabama Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.6(a) after giving effect to the Merger). Within 30 days after the Effective Time, UPC shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of UPC Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

          (c) All contractual restrictions or limitations on transfer with respect to BancAlabama Common Stock awarded under the BancAlabama Stock Plans or any other plan, program, or Contract of any BancAlabama Company, to the extent that such restrictions or limitations shall not have already lapsed (whether as a result of the Merger or otherwise), and except as otherwise expressly provided in such plan, program, or Contract, shall remain in full force and effect with respect to shares of UPC Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, UPC and BancAlabama shall cause the exchange agent selected by UPC (the "Exchange Agent") to mail to the former shareholders of BancAlabama appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of BancAlabama Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). The Exchange Agent may establish reasonable and customary rules and procedures in connection with its duties. After the Effective Time, each holder of shares of BancAlabama Common Stock (other than shares to be canceled pursuant to Section 3.3 or as to which statutory dissenters' rights have been perfected as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.5 of this Agreement, each holder of shares of BancAlabama Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of BancAlabama Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of BancAlabama Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of BancAlabama Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither UPC nor the Exchange Agent shall be liable to a holder of BancAlabama Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law. Adoption of this Agreement by the shareholders of BancAlabama shall constitute ratification of the appointment of the Exchange Agent.

     4.2 Rights of Former BancAlabama Shareholders. At the Effective Time, the stock transfer books of BancAlabama shall be closed as to holders of BancAlabama Common Stock immediately prior to the Effective Time and no transfer of BancAlabama Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of
Section 4.1 of this Agreement, each certificate theretofore representing shares of BancAlabama Common Stock (other than shares to be canceled pursuant to Section 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by BancAlabama in respect of such shares of BancAlabama Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of UPC Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of BancAlabama Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such BancAlabama Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such certificate.

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

                                   ARTICLE 5

                 REPRESENTATIONS AND WARRANTIES OF BANCALABAMA

     BancAlabama hereby represents and warrants to UPC as follows:

     5.1 Organization, Standing, and Power. BancAlabama is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. BancAlabama is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama.

     5.2 Authority; No Breach By Agreement.

          (a) BancAlabama has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BancAlabama, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of BancAlabama Common Stock, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by BancAlabama. Subject to such requisite shareholder approval, this Agreement (which for purposes of this sentence shall not include the Stock Option Agreement) represents a legal, valid, and binding obligation of BancAlabama, enforceable against BancAlabama in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Neither the execution and delivery of this Agreement by BancAlabama, nor the consummation by BancAlabama of the transactions contemplated hereby, nor compliance by BancAlabama with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of BancAlabama's Articles of Incorporation or By-laws, or (ii) except as disclosed in Section 5.2 of the BancAlabama Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any BancAlabama Company under, any Contract or Permit of any BancAlabama Company, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any BancAlabama Company or any of their respective material Assets.

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by BancAlabama of the Merger and the other transactions contemplated in this Agreement.

     5.3 Capital Stock.

          (a) The authorized capital stock of BancAlabama consists of (i) 2,000,000 shares of BancAlabama Common Stock, of which 703,122 shares are issued and outstanding as of the date of this Agreement (exclusive of treasury shares) and not more than 830,122 shares will be issued and outstanding at the Effective Time, and (ii) 500,000 shares of preferred stock, $1.00 par value, of which no shares are, or will

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

     be, issued and outstanding as of the date of this Agreement or at the Effective Time, respectively. All of the issued and outstanding shares of capital stock of BancAlabama are duly and validly issued and outstanding and are fully paid and nonassessable under the DGCL. None of the outstanding shares of capital stock of BancAlabama has been issued in violation of any preemptive rights of the current or past shareholders of BancAlabama. BancAlabama has reserved 132,000 shares of BancAlabama Common Stock for issuance under the BancAlabama Stock Plans, pursuant to which options to purchase not more than 127,000 shares of BancAlabama Common Stock are outstanding.

          (b) Except as set forth in Section 5.3(a) of this Agreement, or as provided in the Stock Option Agreement there are no shares of capital stock or other equity securities of BancAlabama outstanding and no outstanding Rights relating to the capital stock of BancAlabama.

     5.4 BancAlabama Subsidiaries. BancAlabama has disclosed in Section 5.4 of the BancAlabama Disclosure Memorandum all of the BancAlabama Subsidiaries that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the BancAlabama Subsidiaries that are general or limited partnerships or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein of all BancAlabama Companies). BancAlabama or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each BancAlabama Subsidiary. No capital stock (or other equity interest) of any BancAlabama Subsidiary are or may become required to be issued (other than to another BancAlabama Company) by reason of any Rights, and there are no Contracts by which any BancAlabama Subsidiary is bound to issue (other than to another BancAlabama Company) additional shares of its capital stock (or other equity interests) or Rights or by which any BancAlabama Company is or may be bound to transfer any shares of the capital stock (or other equity interests) of any BancAlabama Subsidiary (other than to another BancAlabama Company). There are no Contracts relating to the rights of any BancAlabama Company to vote or to dispose of any shares of the capital stock (or other equity interests) of any BancAlabama Subsidiary. All of the shares of capital stock (or other equity interests) of each BancAlabama Subsidiary held by a BancAlabama Company are fully paid and nonassessable under the applicable corporation or similar Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the BancAlabama Company free and clear of any Lien. Each BancAlabama Subsidiary is either a bank, a savings association, partnership, limited liability corporation, or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each BancAlabama Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama. The only BancAlabama Subsidiary that is a depository institution is BankAlabama-Huntsville. BankAlabama-Huntsville is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund. The minute book and other organizational documents for each BancAlabama Subsidiary have been made available to UPC for its review, and are true and complete as in effect as of the date of this Agreement and accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

     5.5 SEC Filings; Financial Statements.

          (a) BancAlabama has filed and made available to UPC all SEC Documents required to be filed by BancAlabama since December 31, 1992 (the "BancAlabama SEC Reports"). The BancAlabama SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing

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

     prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such BancAlabama SEC Reports or necessary in order to make the statements in such BancAlabama SEC Reports, in light of the circumstances under which they were made, not misleading. None of BancAlabama's Subsidiaries is required to file any SEC Documents.

          (b) Each of the BancAlabama Financial Statements (including, in each case, any related notes) contained in the BancAlabama SEC Reports, including any BancAlabama SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of BancAlabama and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect and except as disclosed in Section 5.5(b) of the BancAlabama Disclosure Memorandum.

     5.6 Absence of Undisclosed Liabilities. To the Knowledge of BancAlabama, no BancAlabama Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama, except Liabilities which are accrued or reserved against in the consolidated balance sheets of BancAlabama as of December 31, 1995, included in the BancAlabama Financial Statements made available prior to the date of this Agreement or reflected in the notes thereto. No BancAlabama Company has incurred or paid any Liability since December 31, 1995, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama or (ii) in connection with the transactions contemplated by this Agreement.

     5.7 Absence of Certain Changes or Events. Since December 31, 1995, except as disclosed in the BancAlabama Financial Statements made available prior to the date of this Agreement, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama, and (ii) the BancAlabama Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of BancAlabama contained in this Agreement.

     5.8 Tax Matters.

          (a) Except as set forth in Section 5.8 of the BancAlabama Disclosure Memorandum, all Tax Returns required to be filed by or on behalf of any of the BancAlabama Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1994, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all Tax Returns filed are materially complete and accurate. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the BancAlabama Financial Statements made available prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the BancAlabama Companies.

          (b) None of the BancAlabama Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

          (c) Adequate provision for any Taxes due or to become due for any of the BancAlabama Companies for the period or periods through and including the date of the respective BancAlabama Financial Statements has been made and is reflected on such BancAlabama Financial Statements.

          (d) Deferred Taxes of the BancAlabama Companies have been provided for in accordance with GAAP.

          (e) Each of the BancAlabama Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

          (f) Except as set forth in Section 5.8 of the BancAlabama Disclosure Memorandum, none of the BancAlabama Companies has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

          (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the BancAlabama Companies that occurred during or after any Taxable Period in which the Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1994.

          (h) Except as set forth in Section 5.8 of the BancAlabama Disclosure Memorandum, none of the BancAlabama Companies is a party to any tax allocation or sharing agreement and none of the BancAlabama Companies has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was BancAlabama) has any Liability for taxes of any Person (other than BancAlabama and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor or by Contract or otherwise.

     5.9 Allowance for Possible Loan Losses. The allowance for possible loan or credit losses (the "Allowance") shown on the consolidated balance sheets of BancAlabama included in the most recent BancAlabama Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of BancAlabama included in the BancAlabama Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, in the reasonable opinion of management of BancAlabama adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known and reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the BancAlabama Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the BancAlabama Companies as of the dates thereof.

     5.10 Assets. Except as disclosed or reserved against in the BancAlabama Financial Statements made available prior to the date of this Agreement, the BancAlabama Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets. All tangible properties which are material to BancAlabama's business on a consolidated basis are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with BancAlabama's past practices. All Assets which are material to BancAlabama's business on a consolidated basis, held under leases or subleases by any of the BancAlabama Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The BancAlabama Companies currently maintain insurance as set forth in Section 5.10 of the BancAlabama Disclosure Memorandum. None of the BancAlabama Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or

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

(ii) premium costs with respect to such policies of insurance will be substantially increased. Except as set forth in Section 5.10 of the BancAlabama Disclosure Memorandum, there are presently no claims pending under any such policies of insurance and no notices have been given by any BancAlabama Company under such policies.

     5.11 Intellectual Property. All of the Intellectual Property rights of the BancAlabama Companies are in full force and effect and constitute legal, valid, and binding obligations of the respective parties thereto, and there have not been, and, to the Knowledge of BancAlabama, there currently are not, any Defaults thereunder by BancAlabama. A BancAlabama Company owns or is the valid licensee of all such Intellectual Property rights free and clear of all Liens or claims of infringement. Except as disclosed in Section 5.11 of the BancAlabama Disclosure Memorandum, none of the BancAlabama Companies or, to the Knowledge of BancAlabama, their respective predecessors has misused the Intellectual Property rights of others and, to the Knowledge of BancAlabama, none of the Intellectual Property rights as used in the business conducted by any such BancAlabama Company infringes upon or otherwise violates the rights of any Person, nor has any Person asserted a claim of such infringement. Except as disclosed in Section
5.11 of the BancAlabama Disclosure Memorandum, no BancAlabama Company is obligated to pay any royalties to any Person with respect to any such Intellectual Property. To the Knowledge of BancAlabama, each BancAlabama Company owns or has the valid right to use all of the Intellectual Property rights which it is presently using, or in connection with performance of any material Contract to which it is a party. No officer, director, or employee of any BancAlabama Company is party to any Contract which requires such officer, director or employee to assign any interest in any Intellectual Property or keep confidential any trade secrets, proprietary data, customer information, or other business information or except as disclosed in Section 5.11 of the BancAlabama Disclosure Memorandum, which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any BancAlabama Company.

     5.12 Environmental Matters. Except as set forth in Section 5.12 of the BancAlabama Disclosure Memorandum:

          (a) To the Knowledge of BancAlabama, each BancAlabama Company, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama.

          (b) To the Knowledge of BancAlabama, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any BancAlabama Company or any of its Operating Properties or Participation Facilities (or BancAlabama in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any BancAlabama Company or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama, nor to its Knowledge is there any reasonable basis for any Litigation of a type described in this sentence.

          (c) During the period of (i) any BancAlabama Company's ownership or operation of any of their respective current properties, (ii) any BancAlabama Company's participation in the management of any Participation Facility, or (iii) any BancAlabama Company's holding of a security interest in a Operating Property, to the Knowledge of BancAlabama, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama. Prior to the period of (i) any BancAlabama Company's ownership or operation of any of their respective current properties, (ii) any BancAlabama Company's participation in the management of any Participation Facility, or (iii) any BancAlabama Company's holding of a security interest in a Operating Property, to the Knowledge of BancAlabama, there were no releases of Hazardous Material in, on, under, or

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

     affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama.

     5.13 Compliance with Laws. BancAlabama is duly registered as a bank holding company under the BHC Act. Each BancAlabama Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. Except as set forth in Section 5.13 of the BancAlabama Disclosure Memorandum, none of the BancAlabama Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business except where such violations are not likely to have a Material Adverse Effect; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any BancAlabama Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any BancAlabama Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     5.14 Labor Relations. No BancAlabama Company is the subject of any Litigation asserting that it or any other BancAlabama Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other BancAlabama Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any BancAlabama Company, pending or, to the Knowledge of BancAlabama, threatened, or to the Knowledge of BancAlabama, is there any activity involving any BancAlabama Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.15 Employee Benefit Plans.

          (a) BancAlabama has disclosed in Section 5.15 of the BancAlabama Disclosure Memorandum, and has delivered or made available to UPC prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any BancAlabama Company or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "BancAlabama Benefit Plans"). Any of the BancAlabama Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "BancAlabama ERISA Plan." Each BancAlabama ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "BancAlabama Pension Plan." No BancAlabama Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

          (b) To the Knowledge of BancAlabama, all BancAlabama Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama. Each BancAlabama ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and BancAlabama is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No BancAlabama Company has engaged in a

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

     transaction with respect to any BancAlabama Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any BancAlabama Company to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

          (c) No BancAlabama Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any BancAlabama Pension Plan, (ii) no change in the actuarial assumptions with respect to any BancAlabama Pension Plan, and
     (iii) no increase in benefits under any BancAlabama Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama or materially adversely affect the funding status of any such plan. Neither any BancAlabama Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any BancAlabama Company, or the single-employer plan of any entity which is considered one employer with BancAlabama under
     Section 4001 of ERISA or Section 414 of the Internal Revenue Code or
     Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. No BancAlabama Company has provided, or is required to provide, security to a BancAlabama Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

          (d) To the Knowledge of BancAlabama, within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or, to the Knowledge of BancAlabama, is expected to be incurred by any BancAlabama Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No BancAlabama Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any BancAlabama Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

          (e) Except as disclosed in Section 5.15 of the BancAlabama Disclosure Memorandum, no BancAlabama Company has any Liability for retiree health and life benefits under any of the BancAlabama Benefit Plans and there are no restrictions on the rights of such BancAlabama Company to amend or terminate any such retiree health or benefit Plan without incurring Liability thereunder.

          (f) Except as disclosed in Section 5.15 of the BancAlabama Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any BancAlabama Company from any BancAlabama Company under any BancAlabama Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any BancAlabama Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

          (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any BancAlabama Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the BancAlabama Financial Statements to the extent required by and in accordance with GAAP.

     5.16 Material Contracts. Except as disclosed in the BancAlabama SEC Reports or as disclosed in Section 5.16 of the BancAlabama Disclosure Memorandum, to the Knowledge of BancAlabama, none of the BancAlabama Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is

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bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $100,000, (ii) any Contract relating to the borrowing of money by any BancAlabama Company or the guarantee by any BancAlabama Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business, including letters of credit), (iii) any Contracts which prohibit or restrict any BancAlabama Company from engaging in any business activities in any geographic area, line of business, or otherwise in competition with any other Person, (iv) any Contracts between or among BancAlabama Companies, (v) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract
(not disclosed in the BancAlabama Financial Statements delivered prior to the date of this Agreement) which is a financial derivative Contract (including various combinations thereof), and (vi) any other Contract or amendment thereto that would be required to be filed as an exhibit to a BancAlabama SEC Report filed by BancAlabama with the SEC prior to the date of this Agreement that has not been filed as an exhibit to a BancAlabama SEC Report (together with all Contracts referred to in Sections 5.10 and 5.15(a) of this Agreement, the "BancAlabama Contracts"). With respect to each BancAlabama Contract: (i) the Contract is in full force and effect; (ii) no BancAlabama Company is in material Default thereunder; (iii) no BancAlabama Company has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of BancAlabama, in material Default in any respect or has repudiated or waived any material provision thereunder. Except as set forth in Section 5.16 of the BancAlabama Disclosure Memorandum, all of the indebtedness of any BancAlabama Company for money borrowed is prepayable at any time by such BancAlabama Company without penalty or premium.

     5.17 Legal Proceedings. To the Knowledge of BancAlabama, there is no Litigation instituted, pending, or threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any BancAlabama Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any BancAlabama Company. Section 5.17 of the BancAlabama Disclosure Memorandum includes a summary report of all material Litigation as of the date of this Agreement to which any BancAlabama Company is a party and which names a BancAlabama Company as a defendant or cross-defendant.

     5.18 Reports. Since January 1, 1992, or the date of organization if later, each BancAlabama Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancAlabama). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     5.19 Statements True and Correct. To the Knowledge of BancAlabama, no statement, certificate, instrument, or other writing furnished or to be furnished by any BancAlabama Company or any Affiliate thereof to UPC pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of BancAlabama, none of the information supplied or to be supplied by any BancAlabama Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by UPC with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to

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

any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any BancAlabama Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to BancAlabama's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by a BancAlabama Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of BancAlabama, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any BancAlabama Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.20 Accounting, Tax, and Regulatory Matters. No BancAlabama Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance relating to BancAlabama that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such section.

     5.21 State Takeover Laws. Each BancAlabama Company has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws of the State of Delaware (collectively, "Takeover Laws"), including Section 203 of the DGCL.

     5.22 Charter Provisions. Each BancAlabama Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Charter, By-laws or other governing instruments of any BancAlabama Company or restrict or impair the ability of UPC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any BancAlabama Company that may be directly or indirectly acquired or controlled by it.

     5.23 Support Agreements. Each of the directors of BancAlabama has executed and delivered to UPC an agreement in substantially the form of Exhibit 2 to this Agreement.

                                   ARTICLE 6

                     REPRESENTATIONS AND WARRANTIES OF UPC

     Except as disclosed in the UPC Disclosure Memorandum, UPC hereby represents and warrants to BancAlabama as follows:

     6.1 Organization, Standing, and Power. UPC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Tennessee, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. UPC is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

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

     6.2 Authority; No Breach By Agreement.

          (a) UPC has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of UPC. Subject to such requisite shareholder approval, this Agreement (which for purposes of this sentence shall not include the Stock Option Agreement) represents a legal, valid, and binding obligation of UPC, enforceable against UPC in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Neither the execution and delivery of this Agreement by UPC, nor the consummation by UPC of the transactions contemplated hereby, nor compliance by UPC with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of UPC's Restated Charter of Incorporation or By-laws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any UPC Company under, any Contract or Permit of any UPC Company, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any UPC Company or any of their respective material Assets.

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by UPC of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of UPC consists of (i) 100,000,000 shares of UPC Common Stock, of which 45,565,914 shares are issued and outstanding as of February 29, 1996, and (ii) 10,000,000 shares of UPC Preferred Stock, of which no shares of UPC Series A Preferred Stock, 44,000 shares of UPC Series B Preferred Stock, and 3,496,419 shares of UPC Series E Preferred Stock are issued and outstanding as of February 29,1996. All of the issued and outstanding shares of UPC Capital Stock are, and all of the shares of UPC Common Stock to be issued in exchange for shares of BancAlabama Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the TBCA. None of the outstanding shares of UPC Capital Stock has been, and none of the shares of UPC Common Stock to be issued in exchange for shares of BancAlabama Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of UPC. UPC has reserved for issuance a sufficient number of shares of UPC Common Stock for the purpose of issuing shares of UPC Common Stock in accordance with the provisions of Sections 3.1 and 3.6 of this Agreement.

     6.4 SEC Filings; Financial Statements.

          (a) UPC has filed and made available to BancAlabama all SEC Documents required to be filed by UPC since December 31, 1992 (the "UPC SEC Reports"). The UPC SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such UPC SEC Reports or necessary in order to make the statements in such UPC SEC Reports, in light of the circumstances under which they were made, not misleading. Except for

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

     UPC Subsidiaries that are registered as a broker, dealer, or investment advisor, none of UPC's Subsidiaries is required to file any SEC Documents.

          (b) Each of the UPC Financial Statements (including, in each case, any related notes) contained in the UPC SEC Reports, including any UPC SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of UPC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

     6.5 Absence of Undisclosed Liabilities. No UPC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, except Liabilities which are accrued or reserved against in the consolidated balance sheets of UPC as of December 31, 1995, included in the UPC Financial Statements made available prior to the date of this Agreement or reflected in the notes thereto. No UPC Company has incurred or paid any Liability since December 31, 1995, except for such Liabilities incurred or paid
(i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC or (ii) in connection with the transactions contemplated by this Agreement.

     6.6 Absence of Certain Changes or Events. Since December 31, 1995, except as disclosed in the UPC Financial Statements delivered prior to the date of this Agreement or contemplated by pending federal legislation applicable to financial institutions generally, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, and (ii) the UPC Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of UPC provided in Article 7 of this Agreement.

     6.7 Tax Matters.

          (a) All Tax Returns required to be filed by or on behalf of any of the UPC Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1994, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all Tax Returns filed are materially complete and accurate. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the UPC Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the UPC Companies.

          (b) Adequate provision for any Taxes due or to become due for any of the UPC Companies for the period or periods through and including the date of the respective UPC Financial Statements has been made and is reflected on such UPC Financial Statements.

          (c) Deferred Taxes of the UPC Companies have been provided for in accordance with GAAP.

     6.8 Environmental Matters.

          (a) To the Knowledge of UPC, each UPC Company, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

          (b) To the Knowledge of UPC, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any UPC Company or any of its Operating

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

     Properties or Participation Facilities (or UPC in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any UPC Company or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor to its Knowledge is there any reasonable basis for any Litigation of a type described in this sentence.

          (c) During the period of (i) any UPC Company's ownership or operation of any of their respective current properties, (ii) any UPC Company's participation in the management of any Participation Facility, or (iii) any UPC Company's holding of a security interest in a Operating Property, to the Knowledge of UPC, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. Prior to the period of (i) any UPC Company's ownership or operation of any of their respective current properties, (ii) any UPC Company's participation in the management of any Participation Facility, or (iii) any UPC Company's holding of a security interest in a Operating Property, to the Knowledge of UPC, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

     6.9 Compliance with Laws. UPC is duly registered as a bank holding company under the BHC Act and as a savings and loan holding company under the HOLA. Each UPC Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. No UPC Company:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business except where such violations are not likely to have a Material Adverse Effect; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any UPC Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any UPC Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.10 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of UPC, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any UPC Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any UPC Company.

     6.11 Reports. Since January 1, 1992, or the date of organization if later, each UPC Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact

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

required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     6.12 Statements True and Correct. To the Knowledge of UPC, no statement, certificate, instrument or other writing furnished or to be furnished by any UPC Company or any Affiliate thereof to BancAlabama pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of UPC, none of the information supplied or to be supplied by any UPC Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by UPC with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any UPC Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to BancAlabama's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by any UPC Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of BancAlabama, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any UPC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     6.13 Accounting, Tax, and Regulatory Matters. No UPC Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance relating to UPC that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

     6.14 Matters Relating to BNF. BNF is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. BNF has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BNF, subject to the approval of this Agreement by UPC as the sole shareholder of BNF, which is the only shareholder vote required for approval of this Agreement, and the consummation of the Merger by BNF.

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of BancAlabama. Unless the prior written consent of UPC shall have been obtained, which consent shall not be unreasonably withheld and which consent will be given or denied within 10 business days of receipt of written request for such consent, and except as otherwise expressly contemplated herein, BancAlabama shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course,
(ii) preserve intact its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would (a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or

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

restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement or prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

     7.2 Negative Covenants of BancAlabama. Except as specifically permitted by this Agreement, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, BancAlabama covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president, or chief financial officer of UPC, which consent shall not be unreasonably withheld and which consent will be given or denied within 10 business days of receipt of written request for such consent:

          (a) amend the Charter, By-laws, or other governing instruments of any BancAlabama Company, or

          (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a BancAlabama Company to another BancAlabama Company) in excess of an aggregate of $100,000 (for the BancAlabama Companies on a consolidated basis) except in the ordinary course of the business of BancAlabama Subsidiaries consistent with past practices including refinancing existing obligations (which shall include, for BancAlabama Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any BancAlabama Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the BancAlabama Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any BancAlabama Company, or declare or pay any dividend or make any other distribution in respect of BancAlabama's capital stock; or

          (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or pursuant to the Stock Option Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of BancAlabama Common Stock or any other capital stock of any BancAlabama Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) adjust, split, combine or reclassify any capital stock of any BancAlabama Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of BancAlabama Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any BancAlabama Subsidiary (unless any such shares of stock are sold or otherwise transferred to another BancAlabama Company) or any Asset having a book value in excess of $200,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of five years or less or Federal Home Loan Bank Stock, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned BancAlabama Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a

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

     depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

          (g) grant any increase in compensation or benefits to the employees or officers of any BancAlabama Company, except in accordance with past practice disclosed in Section 7.2(g) of the BancAlabama Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the BancAlabama Disclosure Memorandum; and enter into or amend any severance agreements with officers of any BancAlabama Company; grant any material increase in fees or other increases in compensation or other benefits to directors of any BancAlabama Company except in accordance with past practice disclosed in Section 7.2(g) of the BancAlabama Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits (other than the acceleration of vesting which occurs under a benefit plan upon a change of control of BancAlabama); or

          (h) enter into or amend any employment Contract between any BancAlabama Company and any Person (unless such amendment is required by Law) that the BancAlabama Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any BancAlabama Company or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any BancAlabama Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any BancAlabama Company for material money damages or restrictions upon the operations of any BancAlabama Company; or

          (l) enter into, modify, amend, or terminate any material Contract (excluding any loan Contract or other Contract specifically addressed in (a) through (k), above) or waive, release, compromise, or assign any material rights or claims.

     7.3 Covenants of UPC. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, UPC covenants and agrees that it shall (i) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the UPC Common Stock and the business prospects of the UPC Companies, and (ii) take no action which would (a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement or prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any UPC Company from acquiring any other Assets or businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of UPC, desirable in the conduct of the business of UPC and its Subsidiaries.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations,

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

warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Proxy Statement; Shareholder Approval. UPC shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of UPC Common Stock upon consummation of the Merger. BancAlabama shall furnish all information concerning it and the holders of its capital stock as UPC may reasonably request in connection with such action. BancAlabama shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholder's Meeting, (i) BancAlabama shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of BancAlabama shall recommend (subject to compliance with its fiduciary duties as advised by counsel) to its shareholders the approval of the matters submitted for approval, and (iv) the Board of Directors and officers of BancAlabama shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such shareholders' approval.

     8.2 Exchange Listing. UPC shall use its reasonable efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of UPC Common Stock to be issued to the holders of BancAlabama Common Stock or BancAlabama Options pursuant to the Merger, and UPC shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

     8.3 Applications. UPC shall prepare and file, and BancAlabama shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, UPC and BancAlabama shall execute and file the Articles of Merger with the Secretary of State of the State of Tennessee and the Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order

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

adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement or the Stock Option Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6 Investigation and Confidentiality.

          (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

          (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use or disclose such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     8.7 Press Releases. Prior to the Effective Time, BancAlabama and UPC shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, after the date of this Agreement, no BancAlabama Company nor any Affiliate thereof nor any Representatives thereof retained by any BancAlabama Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of BancAlabama's Board of Directors as advised by counsel, no BancAlabama Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but BancAlabama may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. BancAlabama shall promptly notify UPC orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. BancAlabama shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

     8.9 Accounting and Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for pooling-of-interests accounting treatment and treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 State Takeover Laws. Each BancAlabama Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law.

     8.11 Charter Provisions. Each BancAlabama Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any Person under the Charter, By-laws, or other governing instruments of any BancAlabama Company or restrict or impair the ability of UPC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with

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

respect to, shares of any BancAlabama Company that may be directly or indirectly acquired or controlled by it.

     8.12 Agreement of Affiliates. BancAlabama has disclosed in Section 8.12 of the BancAlabama Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of BancAlabama for purposes of Rule 145 under the 1933 Act. BancAlabama shall use its reasonable efforts to cause each such Person to deliver to UPC not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 3, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of BancAlabama Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of UPC Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of UPC and BancAlabama have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. If the Merger will qualify for pooling-of-interests accounting treatment, shares of UPC Common Stock issued to such affiliates of BancAlabama in exchange for shares of BancAlabama Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of UPC and BancAlabama have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and UPC shall be entitled to place restrictive legends upon certificates for shares of UPC Common Stock issued to affiliates of BancAlabama pursuant to this Agreement to enforce the provisions of this Section 8.12). UPC shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of UPC Common Stock by such affiliates.

     8.13 Employee Benefits and Contracts. Subject to the terms of the Supplemental Letter following the Effective Time, UPC shall provide generally to officers and employees of the BancAlabama Companies employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of UPC Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the UPC Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, the service of the employees of the BancAlabama Companies prior to the Effective Time shall be treated as service with a UPC Company participating in such employee benefit plans. The Surviving Corporation shall, and shall cause its Subsidiaries to, honor in accordance with their terms all employment, severance, consulting, and other compensation Contracts disclosed in
Section 5.15 of the BancAlabama Disclosure Memorandum to UPC between any BancAlabama Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the BancAlabama Benefit Plans.

     8.14 Indemnification.

          (a) After the Effective Time, UPC shall indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of the BancAlabama Companies (each, an "Indemnified Party") (including any person who becomes a director, officer, employee, or agent prior to the Effective Time) against all Liabilities (including reasonable attorneys' fees and amounts paid in settlement or incurred in connection with investigations) arising out of or in connection with actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement and the Stock Option Agreement) to the full extent permitted under Delaware Law and by BancAlabama's Certificate of Incorporation and By-laws or to the full extent covered by existing insurance policies of BancAlabama, as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by UPC is required to effectuate any indemnification, UPC shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between UPC and the Indemnified Party.

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

          (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.14, upon learning of any such Liability or Litigation, shall promptly notify UPC thereof, provided that the failure so to notify shall not affect the obligations of UPC under this Section 8.14 unless and to the extent such failure materially increases UPC's liability under this Section 8.14. In the event of any such Litigation (whether arising before or after the Effective Time), (i) UPC or the Surviving Corporation shall have the right to assume the defense thereof and UPC shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with such matters thereof, except that if UPC or the Surviving Corporation elects not to assume the defense of such matters, or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between UPC or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and UPC or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that UPC shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) UPC shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld; and provided further that the UPC or the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

          (c) If the Surviving Corporation or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 8.14.

          (d) UPC shall pay all reasonable costs, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 8.14. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable Law.

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Shareholder Approval. The shareholders of BancAlabama shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments. UPC, as the sole shareholder of BNF, shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (other than matters relating to the raising of additional capital or the disposition of Assets or deposit Liabilities) which in the reasonable judgment of the Board of Directors of UPC would so materially adversely impact the financial or economic benefits of

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

     the transactions contemplated by this Agreement that, had such condition or requirement been known, UPC would not, in its reasonable judgment, have entered into this Agreement.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

          (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of UPC Common Stock issuable pursuant to the Merger shall have been received.

          (f) Exchange Listing. The shares of UPC Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (g) Pooling Letters. Each of the Parties shall have received copies of the letters, dated as of the date of filing of the Registration Statement with the SEC and as of the Effective Time, addressed to UPC, from Price Waterhouse LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

          (h) Tax Matters. Each Party shall have received a written opinion of counsel from Alston & Bird, in form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of BancAlabama Common Stock for UPC Common Stock will not give rise to gain or loss to the shareholders of BancAlabama with respect to such exchange (except to the extent of any cash received), and (iii) none of BancAlabama or UPC will recognize gain or loss as a consequence of the Merger (except for the inclusion in income any amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of BancAlabama and UPC reasonably satisfactory in form and substance to such counsel.

     9.2 Conditions to Obligations of UPC. The obligations of UPC to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by UPC pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of BancAlabama set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of BancAlabama set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of BancAlabama set forth in Sections 5.20, 5.21, and 5.22 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of BancAlabama set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.20, 5.21, and 5.22) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on BancAlabama; provided that, for purposes of this sentence

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     only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of BancAlabama to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. BancAlabama shall have delivered to UPC (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer in their corporate capacities, not as individuals, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by BancAlabama's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as UPC and its counsel shall request.

          (d) Affiliates Agreements. UPC shall have received from each affiliate of BancAlabama the affiliates letter referred to in Section 8.12 of this Agreement, to the extent necessary to assure in the reasonable judgment of UPC that the transactions contemplated hereby will qualify for pooling-of-interests accounting treatment.

          (e) Consolidated Assets. On the last business day prior to the Effective Time, the total consolidated assets of BancAlabama, as determined in accordance with GAAP, shall be not less than $95 million at the Effective Time.

          (f) Shareholders' Equity. On the last business day prior to the Effective Time, the shareholders' equity of BancAlabama, as determined in accordance with GAAP, shall be no less than $7,241,211.

     9.3 Conditions to Obligations of BancAlabama. The obligations of BancAlabama to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by BancAlabama pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of UPC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of UPC set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of UPC set forth in Section 6.13 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of UPC set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.13) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on UPC; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of UPC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. UPC shall have delivered to BancAlabama (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer in their corporate capacities, not as individuals, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by UPC's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as BancAlabama and its counsel shall request.

                                   ARTICLE 10

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of BancAlabama, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of UPC and the Board of Directors of BancAlabama; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of BancAlabama and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of BancAlabama and Section 9.3(a) of this Agreement in the case of UPC; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of BancAlabama and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of BancAlabama fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the DGCL at the Shareholders' Meeting; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by March 1, 1997, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any willful breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of BancAlabama and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

          (g) By UPC, if a "Purchase Event" as such term is defined in the Stock Option Agreement, shall have occurred or by BancAlabama, if UPC (or its assignee) exercises the Stock Option Agreement pursuant to Section 3 thereof or exercises its repurchase rights pursuant to Section 8 thereof; or

          (h) By the Board of Directors of BancAlabama, if it determines by a vote of a majority of the members of its entire Board, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

             (1) the Average Closing Price shall be less than $24.245; and

             (2) (i) the quotient obtained by dividing the Average Closing Price by $30.306 (such number being referred to herein as the "UPC Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (2)(ii) (such number being referred to herein as the "Index Ratio");

     subject, however, to the following three sentences. If BancAlabama refuses to consummate the Merger pursuant to this Section 10.1(h), it shall give prompt written notice thereof to UPC; provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period. During the five-day period commencing with its receipt of such notice, UPC shall have the option to elect to increase the Exchange Ratio to equal the lesser of (i) the quotient obtained by dividing (1) the product of $24.00 and the Exchange Ratio (as then in effect) by (2) the Average Closing Price, and (ii) the quotient obtained by dividing (1) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (2) the UPC Ratio. If UPC makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to BancAlabama of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this
     Section 10.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this
     Section 10.1(h).

     For purposes of this Section 10.1(h), the following terms shall have the meanings indicated:

          "AVERAGE CLOSING PRICE" shall mean the average of the daily last sales prices of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by UPC) for the 10 consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date.

          "DETERMINATION DATE" shall mean the later of the date on which the last required Consent of any Regulatory Authority required for the Merger shall be received and the date on which approval of the Merger by the shareholders of BancAlabama shall be received.

          "INDEX GROUP" shall mean the 16 bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which shall be determined based upon the number of outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 16 bank holding companies and the weights attributed to them are as follows:

                              BANK HOLDING COMPANIES                       WEIGHTING
          ---------------------------------------------------------------  ---------
          AmSouth Bancorporation.........................................      7.66%
          Central Fidelity Banks, Inc....................................      5.25
          Compass Bancshares, Inc........................................      4.99
          Crestar Financial Corporation..................................      4.93
          Deposit Guaranty Corporation...................................      2.56
          Fifth Third Bancorp............................................     13.14
          First American Corporation.....................................      3.65
          First Commerce Corporation.....................................      4.95
          First Tennessee National Corporation...........................      4.53
          First Virginia Banks, Inc......................................      4.44
          Mercantile Bancorporation, Inc.................................      7.24
          Mercantile Bancshares Corporation..............................      6.14
          National Commerce Bancorp......................................      3.24
          Regions Financial Corporation..................................      6.03
          Signet Banking Corporation.....................................      7.73
          Southern National Corporation..................................     13.52
                                                                           ---------
          Total..........................................................    100.00%
                                                                            =======

          "INDEX PRICE" on a given date shall mean the weighted average (weighted in accordance with the factors listed above) of the closing prices of the companies composing the Index Group.

          "STARTING DATE" shall mean the date of this Agreement.

     If any company belonging to the Index Group or UPC declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company or UPC shall be appropriately adjusted for the purposes of applying this Section 10.1(h).

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement and the Supplemental Letter shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and
(ii) a termination pursuant to Sections 10.1(b), 10.1(c) or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. The Stock Option Agreement shall be governed by its own terms as to its termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 and Sections 8.12, 8.13, and 8.14 of this Agreement and the provisions of the Supplemental Letter.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 Definitions.

          (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

             "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

             "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or
        (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

             "AGREEMENT" shall mean this Agreement and Plan of Merger, including the Stock Option Agreement and the Exhibits delivered pursuant hereto and incorporated herein by reference.

             "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

             "BANCALABAMA COMMON STOCK" shall mean the $1.00 par value common stock of BancAlabama.

             "BANCALABAMA COMPANIES" shall mean, collectively, BancAlabama and all BancAlabama Subsidiaries.

             "BANCALABAMA DISCLOSURE MEMORANDUM" shall mean the written information entitled "BancAlabama, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to UPC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

             "BANCALABAMA FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of financial position (including related notes and schedules, if any) of BancAlabama as of December 31, 1995, 1994 and 1993, and the related statements of operations, stockholders' equity, cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 1995, 1994 and 1993, as filed by BancAlabama in SEC Documents, and (ii) the consolidated statements of financial position of BancAlabama (including related notes and schedules, if any) and related statements of operations, stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1995.

             "BANCALABAMA STOCK PLANS" shall mean the existing non-statutory stock option plan of BancAlabama.

             "BANCALABAMA SUBSIDIARIES" shall mean the Subsidiaries of BancAlabama, which shall include the BancAlabama Subsidiaries described in Section 5.4 of the BancAlabama Disclosure Memorandum and any corporation, bank, savings association, or other organization acquired as a Subsidiary of BancAlabama in the future and owned by BancAlabama at the Effective Time.

             "BANKALABAMA-HUNTSVILLE" shall mean BankAlabama-Huntsville, a wholly-owned subsidiary of BancAlabama.

             "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

             "BNF COMMON STOCK" shall mean the common stock of BNF.

             "CERTIFICATE OF MERGER" shall mean the Certificate of Merger to be executed by BNF and filed with the Secretary of State of the State of Delaware relating to the Merger contemplated by Section 1.1 of this Agreement.

             "CLOSING DATE" shall mean the date on which the Closing occurs.

             "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

             "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

             "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

             "DGCL" shall mean the Delaware General Corporation Law.

             "ENVIRONMENTAL LAWS" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

             "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

             "EXHIBITS" 1 through 4, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

             "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

             "HAZARDOUS MATERIAL" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental
        Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

             "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

             "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

             "INTELLECTUAL PROPERTY" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software

        (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

             "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

             "KNOWLEDGE" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known by the Chairman, President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer, or General Counsel of such Person.

             "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

             "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

             "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business.

             "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

             "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

             "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" and "material adverse impact" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities (b) changes in GAAP or regulatory accounting principles generally applicable to banks, savings associations, and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed written consent of the other Party in contemplation of the transaction contemplated hereby, and
        (d) the direct effects of compliance with this Agreement on the operating performance of the Parties, including expenses incurred by the Parties in consummating the transactions contemplated by the Agreement.

             "NASD" shall mean the National Association of Securities Dealers, Inc.

             "NYSE" shall mean the New York Stock Exchange, Inc.

             "1933 ACT" shall mean the Securities Act of 1933, as amended.

             "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

             "OPERATING PROPERTY" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

             "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasijudicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

             "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

             "PARTY" shall mean either BancAlabama, UPC, or BNF, and "PARTIES" shall mean BancAlabama, UPC, and BNF.

             "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

             "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

             "PROXY STATEMENT" shall mean the proxy statement used by BancAlabama to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of UPC relating to the issuance of the UPC Common Stock to holders of BancAlabama Common Stock.

             "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by UPC under the 1933 Act with respect to the shares of UPC Common Stock to be issued to the shareholders of BancAlabama in connection with the transactions contemplated by this Agreement.

             "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

             "REPRESENTATIVE" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

             "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

             "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

             "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

             "SHAREHOLDERS' MEETING" shall mean the meeting of the shareholders of BancAlabama to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

             "STOCK OPTION AGREEMENT" shall mean the Stock Option Agreement of even date herewith issued to UPC by BancAlabama, substantially in the form of Exhibit 1.

             "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 10% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 10% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

             "SUPPLEMENTAL LETTER" shall mean the supplemental letter of even date herewith relating to certain understandings and agreements in addition to those included in this Agreement, substantially in the form of Exhibit 4.

             "SURVIVING CORPORATION" shall mean BNF as the surviving corporation resulting from the Merger.

             "TAX" or "TAXES" shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

             "TBCA" shall mean the Tennessee Business Corporation Act.

             "UPC CAPITAL STOCK" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock and any other class or series of capital stock of UPC.

             "UPC COMMON STOCK" shall mean the $5.00 par value common stock of UPC.

             "UPC COMPANIES" shall mean, collectively, UPC and all UPC Subsidiaries.

             "UPC DISCLOSURE MEMORANDUM" shall mean the written information entitled "Union Planters Corporation Disclosure Memorandum" delivered prior to the date of this Agreement to BancAlabama describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

             "UPC FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of UPC as of December 31, 1995, 1994 and 1993, and the related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1995, 1994 and 1993, as filed by UPC in SEC Documents, (ii) the consolidated balance sheets of UPC (including related notes and schedules, if any) and related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1995, and (iii) the pro forma consolidated balance sheet (including related notes and schedules, if any) of UPC as of December 31, 1995 and the related pro forma statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) and for each of the three years ended December 31, 1995, 1994 and 1993, as filed by UPC in the Current Report on Form 8-K filed with the SEC on April 2, 1996.

             "UPC PREFERRED STOCK" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock, (ii) Series B, $8.00 Nonredeemable, Cumulative, Convertible Preferred Stock ("UPC Series B Preferred Stock"), and (iii) Series E, 8% Cumulative, Convertible Preferred Stock, of UPC ("UPC Series E Preferred Stock").

             "UPC RIGHTS" shall mean the preferred stock purchase rights issued pursuant to the UPC Rights Agreement.

             "UPC RIGHTS AGREEMENT" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and UPNB, as Rights Agent.

             "UPC SUBSIDIARIES" shall mean the Subsidiaries of UPC.

          (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

            Allowance..............................................  Section 5.9
            Average Closing Price..................................  Section 10.1(i)
            Bank Merger............................................  Section 1.5
            Closing................................................  Section 1.2
            Determination Date.....................................  Section 10.1(i)
            Effective Time.........................................  Section 1.3
            ERISA Affiliate........................................  Section 5.15(c)
            Exchange Agent.........................................  Section 4.1
            Exchange Ratio.........................................  Section 3.1 (c)
            Indemnified Party......................................  Section 8.14(a)
            Index Group............................................  Section 10.1(i)
            Index Price............................................  Section 10.1(i)
            Index Ratio............................................  Section 10.1(i)
            BancAlabama Benefit Plans..............................  Section 5.15(a)
            BancAlabama Contracts..................................  Section 5.16
            BancAlabama ERISA Plan.................................  Section 5.15(a)
            BancAlabama Options....................................  Section 3.6 (a)
            BancAlabama Pension Plan...............................  Section 5.15(a)
            BancAlabama SEC Reports................................  Section 5.5 (a)
            Merger.................................................  Section 1.1
            Starting Date..........................................  Section 10.1(i)
            Starting Price.........................................  Section 10.1(i)
            Takeover Laws..........................................  Section 5.21
            Tax Opinion............................................  Section 9.1 (h)
            UPC Ratio..............................................  Section 10.1(i)
            UPC SEC Reports........................................  Section 6.4 (a)

          (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2 Expenses.

          (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration

     Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

          (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 Brokers and Finders. Except for Alex Sheshunoff & Co. as to BancAlabama, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by BancAlabama or UPC, each of BancAlabama and UPC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement and the Supplemental Letter (including the other documents and instruments referred to herein) constitute the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 8.14 of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of BancAlabama Common Stock, there shall be made no amendment that modifies in any material respect the consideration to be received by the holders of BancAlabama Common Stock without the further approval of such shareholders.

     11.6 Waivers.

          (a) Prior to or at the Effective Time, UPC, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by BancAlabama, to waive or extend the time for the compliance or fulfillment by BancAlabama of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of UPC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of UPC.

          (b) Prior to or at the Effective Time, BancAlabama, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by UPC, to waive or extend the time for the compliance or fulfillment by UPC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of BancAlabama under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of BancAlabama.

          (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement. The Closing of the Merger will constitute a waiver of all outstanding conditions to the Closing.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

BancAlabama:           BancAlabama, Inc.
                            312 Clinton Avenue
                            Huntsville, Alabama 35801
                            Telecopy Number: (205) 551-9462
                       Attention:  W.R. Collins
                                   Chairman and Chief Executive Officer

Copy to Counsel:       Lanier Ford Shaver & Payne P.C.
                            200 West Court Square
                            Suite 5000
                            Huntsville, Alabama 35801
                            Telecopy Number: (205) 533-9322
                       Attention:  John R. Wynn

UPC:                   Union Planters Corporation
                            7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                            Telecopy Number: (901) 383-2877
                       Attention:  Jackson W. Moore
                                   President

Copy to Counsel:       Union Planters Corporation
                            7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                            Telecopy Number: (901) 383-2877
                       Attention:  E.J. House, Jr.
                                   General Counsel and Corporate Secretary

                            Alston & Bird
                            601 Pennsylvania Avenue
                            North Building, Suite 250
                            Washington, D.C. 20004
                            Telecopy Number: (202) 508-3333
                       Attention:  Frank M. Conner III

     11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws, except to the extent the Laws of the State of Delaware apply.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

     11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                                        BANCALABAMA, INC.

By:         /s/  JEAN D. SNEAD                   By:         /s/  W.R. COLLINS
    -----------------------------------------        -----------------------------------------
                Jean D. Snead                                    W.R. Collins
             Corporate Secretary                     Chairman and Chief Executive Officer

[CORPORATE SEAL]

ATTEST:                                                   UNION PLANTERS CORPORATION

By:         /s/   E. J. HOUSE, JR.               By:      /s/  JACKSON W. MOORE
    -----------------------------------------       ------------------------------------------
               E.J. House, Jr.                                 Jackson W. Moore
                 Secretary                                         President

[CORPORATE SEAL]

ATTEST:                                                        BNF BANCORP, INC.

By:        /s/  MILES A. WRIGHT                  By:      /s/  WILLIAM D. POWELL
    -----------------------------------------       ------------------------------------------
                Miles A. Wright                                William D. Powell
                  Secretary                                        President

[CORPORATE SEAL]

                                                                      APPENDIX B

                               SECTION 262 OF THE
                        DELAWARE GENERAL CORPORATION LAW

              DELAWARE STATUTORY LAW RELATING TO APPRAISAL RIGHTS

     262 APPRAISAL RIGHTS. (a) Any shareholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "shareholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holder of the surviving corporation as provided in subsection (f) or (g) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its shareholders who has such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each shareholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the shareholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the shareholder at his address as it appears on the records of the corporation. Any shareholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such shareholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the shareholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the shareholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the shareholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with such direction, the Court may dismiss the proceedings as to such shareholder.

     (h) After determining the shareholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such shareholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a shareholder, the Court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no shareholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such shareholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of his section or thereafter with the written approval of the corporation, then the right of such shareholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any shareholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX C

             [ALEX SHESHUNOFF & CO. INVESTMENT BANKING LETTERHEAD]

                                 April 26, 1996

Board of Directors
BancAlabama, Inc.
312 Clinton Avenue
Huntsville, Alabama 35804

Members of the Board:

     We understand that BancAlabama, Inc., Huntsville, Alabama ("BancAlabama") and Union Planters Corporation, Memphis, Tennessee ("UPC"), intend to enter into an Agreement and Plan of Merger (the "Agreement"), which provides, among other things, for the merger (the "Merger") of BancAlabama with and into UPC. Pursuant to a draft copy of the Agreement, each share of BancAlabama Common Stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.5907 of a share of UPC Common Stock, par value $5.00 (as subject to possible adjustment as set forth in Section 10.1(i) of the Agreement, the "Exchange Ratio").

     The terms and conditions of the Merger are more fully set forth in the Agreement. Based upon 703,122 shares of BancAlabama Common Stock outstanding and a stock price of $30.375 per share as of April 24, 1996 for UPC's Common Stock, UPC will issue 415,334 common shares to BancAlabama shareholders for a total transaction value of $12,615,770.

     You have requested our opinion, as an independent financial advisor, as to whether the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of BancAlabama Common Stock, as of the date hereof.

     In connection with our opinion, we have: (i) reviewed a draft copy of the Agreement; (ii) reviewed certain publicly available financial statements and other information of BancAlabama and UPC; (iii) reviewed certain internal financial statements and other financial and operating data concerning BancAlabama and UPC; (iv) discussed the past and current operations and financial condition and the prospects of BancAlabama and UPC with senior executives; (v) reviewed certain historical market prices and trading volumes of UPC and compared them to other publicly traded companies deemed relevant; (vi) compared BancAlabama and UPC from a financial point of view with certain other companies which we deemed to be relevant; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; and
(viii) performed such other analyses and examinations as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. In addition, we have not made an independent evaluation of the assets or liabilities of BancAlabama and UPC, nor have we been furnished with any such appraisals. In addition, we are not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and have assumed that such allowances for each of the companies are in the aggregate adequate to cover such losses. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. With respect to financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management of BancAlabama and UPC, as to the future financial performance of BancAlabama and UPC, respectively, and we have assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby.

     In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of BancAlabama or any of its assets.

     Our opinion is limited to the fairness, from a financial point of view, to the holders of BancAlabama Common Stock of the Exchange Ratio and does not address BancAlabama's underlying business decision to undertake the Merger. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any stockholder as to any approval of the Merger or the Agreement. It is understood that this letter is for the information of the Board of Directors of BancAlabama and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by BancAlabama with the Securities and Exchange Commission with respect to the Merger.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair to the holders of BancAlabama Common Stock from a financial point of view.

                                          Very truly yours,

                                          /s/ ALEX SHESHUNOFF & CO.
                                            INVESTMENT BANKING

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Restated Charter of the Registrant provides as follows:

TWELFTH:  INDEMNIFICATION OF CERTAIN PERSONS:

     To the fullest extent permitted by Tennessee law, the Corporation may indemnify or purchase and maintain insurance to indemnify any of its directors, officers, employees or agents and any persons who may serve at the request of the Corporation as directors, officers, employees, trustees or agents of any other corporation, firm, association, national banking association, state-chartered bank, trust company, business trust, organization or any other type of entity whether or not the Corporation shall have any ownership interest in such entity. Such indemnification(s) may be provided for in the Bylaws, or by resolution of the Board of Directors or by appropriate contract with the person involved.

     Article V, INDEMNIFICATION, of the Registrant's Amended and Restated Bylaws provides as follows:

          The Corporation does hereby indemnify its directors and officers to the fullest extent permitted by the laws of the State of Tennessee and by ARTICLE TWELFTH of its Charter. The Corporation may indemnify any other person to the extent permitted by the Charter and by applicable law.

          Indemnification of corporate directors and officers is governed by Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act (the "Act"). Under the Act, a person may be indemnified by a corporation against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and necessarily incurred by him in connection with any threatened or pending suit or proceeding or any appeal thereof (other than an action by or in the right of the corporation), whether civil or criminal, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind, domestic or foreign, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the corporation and, in criminal actions or proceedings only, in addition, had no reasonable cause to believe that his conduct was unlawful. A Tennessee corporation may indemnify a director or officer thereof in a suit by or in the right of the corporation against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such suit unless such director or officer did not act in good faith or with the degree of diligence, care and skill which ordinarily prudent men exercise under similar circumstances and in like positions.

          A person who has been wholly successful, on the merits or otherwise, in the defense of any of the foregoing types of suits or proceedings is entitled to indemnification for the foregoing amounts. A person who has not been wholly successful in any such suit or proceeding may be indemnified only upon the order of a court or a finding that the director or officer met the required statutory standard of conduct by (i) a majority vote of a disinterested quorum of the Board of Directors, (ii) the Board of Directors based upon the written opinion of independent legal counsel to such effect, or (iii) a vote to the shareholders.

ITEM 21.  EXHIBITS.

     The following exhibits are filed herein or have been, as noted, previously filed:

EXHIBIT
NUMBER                                          DESCRIPTION
- ------      ------------------------------------------------------------------------------------
  2.1  --   Agreement and Plan of Merger, dated as of April 26, 1996, by and among BancAlabama,
            Inc., Union Planters Corporation, and BNF Bancorp, Inc. (Included as Appendix A to
            the Proxy Statement included as part of this Registration Statement).

EXHIBIT
NUMBER                                          DESCRIPTION
- ------      ------------------------------------------------------------------------------------
  2.2  --   Stock Option Agreement, dated as of April 26, 1996, by and between Union Planters
            Corporation and BancAlabama, Inc.
  4.1  --   Restated Charter of Union Planters Corporation. (Incorporated by reference to exhibit 3(a) to the Annual Report on Form 10-K of UPC, dated December 31, 1995).
  4.2  --   Amended and Restated Bylaws of Union Planters Corporation. (Incorporated by
            reference to exhibit 3 to UPC's Registration Statement on Form S-3D, filed April 9,
            1996 (Registration No. 333-02377)).
  5.1  --   Opinion of E. James House, Jr., Secretary and Manager of the Legal Department of
            Union Planters Corporation, as to the validity of the shares of UPC Common Stock.
  8.1  --   Opinion of Alston & Bird as to federal income tax consequences.
 23.1  --   Consent of Price Waterhouse LLP.
 23.2  --   Consent of Browder & Associates, P.C., independent auditors for BancAlabama, Inc.
 23.3  --   Consent of KPMG Peat Marwick LLP.
 23.4  --   Consent of E. James House, Jr., Secretary and Manager of the Legal Department of
            Union Planters Corporation (included in Exhibit 5.1).
 23.5  --   Consent of Alston & Bird (included in Exhibit 8.1).
 23.6  --   Consent of Alex Sheshunoff & Co.
 24.1  --   Power of Attorney (contained on the signature page hereof).
 99.1  --   Form of proxy of BancAlabama, Inc.

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4,, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (7) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (8) That every prospectus: (i) that is filed pursuant to Paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee on this the 18th day of July 1996.

                                          REGISTRANT

                                          UNION PLANTERS CORPORATION

                                          By: /s/ Benjamin W. Rawlins, Jr.
                                              ----------------------------------

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Benjamin W. Rawlins, Jr. and E. James House, Jr. and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 18th day of July, 1996.

                  SIGNATURES                                TITLE                    DATE
- -----------------------------------------------  ----------------------------  ----------------
           /s/  BENJAMIN W. RAWLINS, JR.         Chairman of the Board, Chief  July 18, 1996
- -----------------------------------------------    Executive Officer,
           Benjamin W. Rawlins, Jr.                Director (Principal
                                                   Executive Officer)

                   /s/  JOHN W. PARKER           Executive Vice President and  July 18, 1996
- -----------------------------------------------    Chief Financial Officer
                John W. Parker                     (Principal Financial
                                                   Officer)

                  /s/  M. KIRK WALTERS           Senior Vice President,        July 18, 1996
- -----------------------------------------------    Treasurer, and Chief
                M. Kirk Walters                    Accounting Officer

                 /s/  ALBERT M. AUSTIN           Director                      July 18, 1996
- -----------------------------------------------
               Albert M. Austin

                  /s/  MARVIN E. BRUCE           Director                      July 18, 1996
- -----------------------------------------------
                Marvin E. Bruce

                  /s/  GEORGE W. BRYAN           Director                      July 18, 1996
- -----------------------------------------------
                George W. Bryan

             /s/  ROBERT B. COLBERT, JR.         Director                      July 18, 1996
- -----------------------------------------------
            Robert B. Colbert, Jr.

                  SIGNATURES                        TITLE                    DATE
- -----------------------------------------------  -----------           ----------------
                                                 Director              July 18, 1996
- -----------------------------------------------
              C. J. Lowrance, III

               /s/ JACKSON W. MOORE              Director              July 18, 1996
- -----------------------------------------------
               Jackson W. Moore

               /s/  STANLEY D. OVERTON           Director              July 18, 1996
- -----------------------------------------------
              Stanley D. Overton

                  /s/  V. LANE RAWLINS           Director              July 18, 1996
- -----------------------------------------------
                V. Lane Rawlins

                /s/  MIKE P. STURDIVANT          Director              July 18, 1996
- -----------------------------------------------
              Mike P. Sturdivant

           /s/  RICHARD A. TRIPPEER, JR.         Director              July 18, 1996
- -----------------------------------------------
           Richard A. Trippeer, Jr.

                 /s/  MILTON J. WOMACK           Director              July 18, 1996
- -----------------------------------------------
               Milton J. Womack

                                 EXHIBIT INDEX

                                                                                    SEQUENTIALLY
NUMBER                                      EXHIBIT                                 NUMBERED PAGE
- ------       ---------------------------------------------------------------------- -------------
  2.2     -- Stock Option Agreement, dated as of April 26, 1996, by and between
             Union Planters Corporation and BancAlabama, Inc.......................
  5.1     -- Opinion of E. James House, Jr., Secretary and Manager of the Legal
             Department of Union Planters Corporation, as to the validity of the shares of UPC Common Stock............................................
  8.1     -- Opinion of Alston & Bird as to federal income tax consequences........
 23.1     -- Consent of Price Waterhouse LLP,......................................
 23.2     -- Consent of Browder & Associates, P.C., independent auditors for
             BancAlabama, Inc......................................................
 23.3     -- Consent of KPMG Peat Marwick LLP......................................
 23.6     -- Consent of Alex Sheshunoff & Co.......................................
 99.1     -- Form of proxy of BancAlabama, Inc.....................................